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05005471

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Carl Zeiss Meditec AG

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34817 FISCAL YEAR 9-30-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 1/31/05

Financial statements of
Carl Zeiss Meditec AG, Jena *(HGB)*
financial year 2003/2004

ARLS
9-30-04

ZEISS CARL ZEISS MEDITEC

Table of contents

Financial statements (HGB) 2003/2004 | Notes

Management report

Executive summary

In the financial year 2003/2004 Carl Zeiss Meditec AG ("Carl Zeiss Meditec", the "Company") fulfilled further important prerequisites for a future acceleration in growth. Alongside an extensive improvement in the net worth, financial position and earnings in the period under review, considerable progress was made in the further optimisation of the organisational structure and the internal process flows.

Compared to the previous year sales improved by 5.9%, up from € 102.9 million to € 109.0 million. In terms of the products involved, clear sales impetus came from the refractive and ophthalmic laser systems. Sales with diagnostic systems also developed positively. Viewed regionally, the Company was successful to an above-average degree in Asia above all. Here it was possible to raise sales by 28.6% over the previous year, to € 29.9 million. In Europe (excluding Germany) an upturn on 4.3% in sales was also possible compared to the financial year 2002/2003.

The result from ordinary activities in the financial year 2003/2004 stood at € 13.8 million (previous year: € 4.3 million). Accordingly, the net income for the reporting period amounted to € 13.2 million (previous year: net loss € -0.2 million).

Cash and cash equivalents increased by € 13.8 million, to € 40.0 million as of 30 September 2004 from € 26.2 million in the previous year. Added to this are accounts receivable of € 11.5 million from group treasury of Carl Zeiss AG (previous year: € 4.9 million). Significant growth in the operative cash flow was the main reason for this development. In the reporting period cash flow from operating activities amounted to € 25.8 million (previous year: € 9.6 million). This figure was positively impacted by the increase in the net income for the year to € 13.2 million over the previous year. Major contributions to this were made by the improved operating performance of the Company as well as a dividend payment by the American subsidiary Carl Zeiss Meditec, Inc. to the amount of € 8.7 million. Moreover, the further optimisation of the management of accounts receivable and inventories increased the cash flow from operating activities by € 9.3 million in the period under review.

Business report

1. Underlying conditions for economic development[1]

The powerful upturn that lasted until the spring of 2004 has since slowed down. Growth in the USA and China, in particular, has dropped off considerably. In both countries the reins have been pulled in on the expansive monetary policy that had been prevailing. In the USA financial policy moves to stimulate the economy have now run their course, and in China administrative measures have been taken to rein in the exuberant economy.[2]

The economic recovery in the euro-zone stabilised in the financial year 2003/2004. Thus, the gross domestic product in real terms rose to a greater degree in the first six months of 2004 than it had in the last six months of 2003. Although there were considerable differences between the individual EU member states with respect to the strength of growth and also its causes, on the whole it may be stated that the economic recovery in this region was fuelled to a greater degree by exports than by an increase in domestic demand.[3]

The recovery in the German economy – analogous to developments throughout the euro-zone – was reinforced in the period under review. Thus economic research institutes such as Deutsche Institut für Wirtschaftsforschung ("DIW") regard "the ongoing stagnation which set in with the economic collapse in the year 2000"[4], as having been overcome. The motor for growth is once again exports, however. Domestic demand – and here above all private and state spending – continue to stagnate. The reasons for this stagnating demand lie in rising energy prices and consumer uncertainty arising from the diverse reform plans, the majority of which are yet to be implemented.

Business activities in the regions are being dampened by the major rise in oil prices. Moreover, exports from the euro-zone have been burdened by a considerable rise in the value of the euro over the US dollar.

1 *Deutsches Institut für Wirtschaftsforschung (German Institute for Economic Research), Berlin (Publ.): Weekly Report No. 43/2004 "The Situation of the Global and German Economies in Autumn 2004", 21.10.2004, Berlin*
2 *Cf. ibid., p. 629-637*
3 *Cf. ibid., p. 638ff*
4 *Ibid., p. 645*

2. Sales trends

In the financial year 2003/2004 Carl Zeiss Meditec AG posted sales totalling € 109.0 million. This corresponds to an increase of 5.9% over the previous year (€ 102.9 million). With this comparison it is to be noted that in the previous year sales are still included from the two business units Aesthetic and Dental, which were sold as of 1 May 2003, for the period from 1 October 2002 to 30 April 2003. If these sales had been adjusted in the previous year, the growth in sales in the core business of the Company, ophthalmology, would have been even greater.

Sales in the Laser business unit rose considerably. In the reporting period sales of € 42.0 million were attained. This corresponds to an increase of 20.1% over the previous year (€ 34.9 million). Above all the positive sales development in the field of refractive lasers, i.e. in the field of lasers for the correction of vision defects, made a major contribution to this increase. The main focus of sales, in this respect, was on Europe and Asian growth regions such as China. Furthermore, business with the other laser systems also developed dynamically. The VISULAS™ 532s and the VISULAS™ 532s Combi for the treatment of retinal diseases and glaucoma were successful in Europe, above all. Moreover, sales with the VISULAS™ 690s system, which is used within the framework of a so-called photodynamic therapy in conjunction with the Novartis drug Visudyne® for the treatment of age-related macular degeneration (AMD), rose in Japan in the period under review. The foundations for this were laid by the granting of product approval by the Japanese Ministry of Health in December 2003 and the publication in June 2004 of the decision by this ministry to reimburse the costs for AMD treatments with the VISULAS™ 690s and Visudyne®.

In the Diagnostic business unit it was also possible to increase sales. Here sales amounted to € 58.7 million in the financial year 2003/2004. This corresponds to an increase of 4.9% over the previous year (€ 55.9 million). The mainstays of sales in this segment were the systems IOLMaster®, STRATUSOCT™, fundus cameras as well as the Humphrey® Field Analyzer. The most significant sales markets for the IOLMaster®, with which the eye can be measured contact-free and precisely prior to an operation for cataracts, were Europe and the USA. The development of European sales of the STRATUSOCT™ diagnostic system was likewise encouraging. The unique technology – optical coherence tomography – upon which this system is based enables the rendering of real-time, cross-section views of the neurofibral layers of the eye. In this way serious eye diseases like glaucoma and several retinal disorders can be diagnosed earlier than hitherto. Other important sales mainstays were the FF 450 and VISUCAM™ lite fundus cameras for precise examination of the fundus of the eye.

With an upturn of 7.6% over the previous year, sales at the Service business unit also developed positively. Sales of € 8.3 million (previous year: € 7.7 million) were posted for the period under review.[5] Sales by the Service division accounted for 7.6% (previous year: 7.5%) of the Company's total revenues. On the whole the development of sales in this division also followed the general positive trend.

Sales by business segment in the financial years 2003/2004 and 2002/2003 developed as summarised in Table 1.

Business unit	Financial year 2003/2004		Financial year 2002/2003		Change over previous year
	Sales	Percentage of sales	Sales	Percentage of sales	
Laser	41,955	38.5%	34,940	34.0%	20.1%
Diagnostics	58,671	53.9%	55,940	54.4%	4.9%
Other*	-	0.0%	4,243	4.1%	n.a.
Service	8,327	7.6%	7,737	7.5%	7.6%
Total	108,953	100.0%	102,860	100.0%	5.9%

** These are the Aesthetic and Dental business units which were sold to EL.EN S.P.A. and Quanta System S.P.A with effect from 1 May 2003.*

Table 1:
Sales by business segment in the financial years 2003/2004 and 2002/2003

(€ '000)

The distribution of sales by region in the period under review reflects the macro-economic trends shown in the section "1. Underlying conditions for economic development". The greatest impetus for sales came from the Asian region. In this region, sales rose by almost a third, to € 29.9 million (previous year: € 23.3 million). Moderate sales growth was attained in Europe, where the sales revenues increased by 4.3%, to € 43.3 million (previous year: € 41.5 million). Sales in the Americas region, which encompasses the USA above all, decreased by 7.0%, from € 19.6 million in the previous year to € 18.2 million. The main reason for this lies in the increase in the value of the euro over the US dollar. With a downturn of 5.2% over the previous year, sales in Germany have also fallen. In the reporting period these amounted to € 17.5 million (previous year: € 18.5 million).

5 *In this respect it is to be noted that sales revenues originally received last year in connection with the Aesthetic and Dental divisions, which were sold as of 1 May 2003, are now allocated to the business division "Other".*

A comparison of the sales by region for the financial years 2003/2004 and 2002/2003 is to be found in Table 2.

Table 2: Sales by region in the financial years 2003/2004 and 2002/2003

(€ '000)

Region	Financial year 2003/2004		Financial year 2002/2003		Change over previous year
	Sales	Percentage of sale	Sales	Percentage of sale	
Germany	17,542	16.1%	18,508	18.0%	-5.2%
Europe (w/o Germany)	43,295	39.7%	41,510	40.4%	4.3%
Americas	18,191	16.7%	19,565	19.0%	-7.0%
Asia*	29,925	27.5%	23,277	22.6%	28.6%
Total	108,953	100.0%	102,860	100.0%	5.9%

including Africa

3. Orders on hand

Orders on hand increased by 21.4%, from € 7.0 million as of 30 September 2003 to € 8.5 million as of 30 September 2004. As in the previous year, the Company believes there is a continuing trend towards customers placing orders at short notice.

4. Production planning and production

Product manufacture at Carl Zeiss Meditec is focused on the assembly of system components. More than two thirds of the parts or components are purchased from external suppliers. The remaining third is divided equally between other members of the Carl Zeiss AG and the Company's own component manufacturing facilities.

The Company's core competencies embrace the development of new technologies, products and applications (see Research and Development Report) and the manufacture and assembly of key components.

In the financial year 2003/2004 the company further extended and optimised its production processes. Thus production lines for new products were established, and some of the production flows were reorganised. Furthermore, just-in-time assembly was established for the device platform of the majority of Carl Zeiss Meditec diagnostic systems, the so-called instrument cross stages. Moreover, the production processes were further optimised for those systems produced in large numbers.

Production planning is based on the rolling forecast method used by the sales partners. This method requires the latter to prepare a rolling sales forecast as a basis for ordering individual items and manufacturing components. For the purposes of restricting stock-keeping to a minimum, final assembly is usually performed to customer orders.

5. Development of manufacturing capacities

Carl Zeiss Meditec compensates for fluctuations in demand by flexible deployment of production personnel. A prerequisite for this is the appropriate training system, by which the employees are qualified for work on the different production lines. Furthermore, working-hour accounts allow for the flexible deployment of personnel in accordance with the rolling forecasts.

6. Procurement

As described under "4. Production planning and production", products are assembled almost exclusively to customer orders submitted. The purpose of this is to keep stocks as low as possible. Accordingly, the respective components are called up from suppliers shortly before the production date. Moreover, the Company made further progress in the optimisation of its inventories in the financial year 2003/2004. Thus, so-called consignment warehouses were established with other main suppliers. These are stock warehouses which are owned by the respective supplier and are integrated into the production process of the Company. The necessary components are called up as required and invoiced. Furthermore, the organisation of restocking for these warehouses is entirely in the hands of the suppliers. At the same time, this form of cooperation is testimony to the fact that Carl Zeiss Meditec has placed its confidence in long-term partnerships with its suppliers. Suppliers will be subject to regular qualification audits in order to ensure consistently high quality levels, and also with purchased components and parts.

7. Quality management

Official registrations and approvals are demanded by the majority of markets as a prerequisite for the marketing of medical products.

Accordingly Carl Zeiss Meditec had had its individual sites registered with the responsible national agencies.

In order to successfully attain approvals the quality management system of Carl Zeiss Meditec is regularly audited and certified by DQS GmbH Deutsche Gesellschaft zur Zertifizierung von Managementsystemen in accordance with ISO 9001 & 13485, Appendix II & V of the Directive 93/42/EEC and the Canadian Medical Device Regulation (CMDR).

The quality management system of Carl Zeiss Meditec also conforms with the requirements of the U.S. legislation 21 C.F.R. part 820, Quality Systems Regulation.

Thus Carl Zeiss Meditec has fulfilled the fundamental prerequisites for marketing its CE products in the European Economic Area, North America, and those countries which have agreements with the European Union in the field of medical products.

8. Registrations and approvals

The Company's products are always designed with global marketing in mind. For this reason, the design features, materials and components employed, as well as the interfaces of all devices and systems, are all chosen at the outset so that they can be used anywhere in the world.

With the exception of the refractive laser MEL 80™, for which the approval procedure in the USA and Japan is still pending, the complete range of products of Carl Zeiss Meditec AG has been approved in all the major countries of the world.

9. Personnel

Carl Zeiss Meditec's workforce as of 30 September 2004 amounted to 282. In addition there were 21 trainees. The corresponding figures for the previous year were 284 employees, plus 24 trainees. Neither of the above figures takes account of partially retired employees.

On an annual average a total of 283 employees were employed by the Company in the financial year 2003/2004 (previous year: 325 employees). In addition, there were 22 trainees on average in the reporting period (previous year: 25 trainees). The decline in the average workforce was to a large extent attributable to the disposal of the Aesthetic and Dental business units as of 1 May 2003 and the related transfer of personnel who have been included proportionately in the calculation of average workforce for 2002/2003.

Figure 1 provides an overview of the personnel structure at Carl Zeiss Meditec as of 30 September 2004.



Personnel structure at Carl Zeiss Meditec AG
3.5%
9.9%
30.8%
23.8%
14.9%
4.3%
12.8%
Production
Research and development
Sales and marketing
Service
Commercial sector and administration
Product management
Quality management

Figure 1:
Personnel structure at Carl Zeiss Meditec AG, Jena, as of 30 September 2004

10. Environmental protection

Within the scope of its business activities, the Company complies with all the relevant environmental protection standards. The Company's products or production methods cause no direct or indirect risk to the environment.

11. Events of particular significance

On 17 December 2003 Carl Zeiss Meditec AG announced that the Company had acquired a 100% interest in its long-standing alliance partner hiko medical communication GmbH in Pirmasens. hiko medical communication GmbH has been trading as Carl Zeiss Meditec Systems GmbH since 29 June 2004.

Carl Zeiss Meditec Systems GmbH specialises in the development of medical software solutions, and under the name VISUPAC™ it markets a successful product that enables central filing and management of diagnostic and treatment data by eye specialists and clinics.

With the acquisition of this company, Carl Zeiss Meditec has taken a further major step in the implementation of its strategy. The Company secured the necessary resources and know-how, in order to be able to offer customers cross-platform software solutions for ophthalmic applications.

12. Net worth

a) Presentation of net worth

Pursuant to commercial law the balance sheet total of Carl Zeiss Meditec as of 30 September 2004 stood at € 216.6 million. Compared to the previous year (€ 202.7 million) this constituted an increase of 6.9%. The increase in the balance sheet total is essentially due to an increase of € 13.8 million in cash and cash equivalents, and to the increase in the shares in affiliated companies resulting from the acquisition of hiko medical communication GmbH (cf. also Section "11. Events of particular significance "). This more than compensated for the various contracting effects on the assets side of the balance sheet. These are essentially:

- A significant reduction in trade accounts receivable due to further optimisation of collection management and a further risk provision for the possible loss of long-standing receivables: This balance sheet item decreased by more than one third, from € 13.3 million as of 30 September 2003 to € 8.8 million as of 30 September 2004.
- The reduction in the inventories essentially following a further corresponding improvement in stock management (cf. Sections "4. Production planning and production" and "6. Procurement"): The balance sheet item "Raw materials and supplies" was lowered by 19.5% over the previous year, from € 9.9 million to € 8.0 million. Furthermore, the "Finished goods and goods for re-sale" were lowered from € 8.9 million in the previous year to € 6.6 million as of 30 September 2004.
- The decrease in the item "Other loans": Carl Zeiss Meditec has reached an out-of-court settlement with I-Spire s.p.r.l., Brussels / Belgium and its sole proprietor. This settlement provides for the payment of the total amount shown in the balance sheet item "Other loans" by I-Spire s.p.r.l. in accordance with to a payment plan. Accordingly, this results in a reduction from € 2.8 million as of 30 September 2003 to € 1.3 million as of 30 September 2004.

Accounts receivable due from affiliated companies as of 30 September 2004 totalled € 19.5 million (previous year: € 13.7 million). These relate exclusively to accounts receivable from affiliates of the Carl Zeiss AG. When viewing this balance sheet item it has to be noted that this also includes the accounts receivable from the group treasury of the Carl Zeiss AG. As of 30 September 2004 the accounts receivable from the group treasury of the Carl Zeiss AG were € 11.5 million (30 September 2003: € 4.9 million). Other comments in this context are to be found under Section "13. Financial position".

With a share of 56.5% of the balance sheet total (previous year: 57.3%) the "Shares in affiliated undertakings" currently form the item of the largest value on the assets side. This item is the statement of the book values of the shares held by Carl Zeiss Meditec AG in its subsidiaries. Essentially these are Carl Zeiss Meditec Inc., Dublin, USA (shareholding book value: € 115.9 million), Carl Zeiss Meditec Systems GmbH, Pirmasens, Germany (shareholding book value: € 6.1 million) and Carl Zeiss Meditec Co., Ltd., Tokyo, Japan (shareholding book value: € 0.3 million).

The clear reduction in the "Other assets", from € 4.2 million as of 30 September 2003 to € 0.9 million as of the end of the reporting period, is essentially due to the complete settlement of the purchase price for the sold units, Aesthetic and Dental.

In a year-on-year comparison the major changes on the liabilities side of the balance sheet concern the items "Accumulated earnings" and "Trade accounts payable". Compared to the previous year the accumulated earnings essentially increased due to the payment of a cash dividend of € 8.7 million by the American subsidiary Carl Zeiss Meditec, Inc. to Carl Zeiss Meditec AG (cf. also Section "15. Earnings position"). "Trade accounts payable" essentially decreased due to their early settlement to avail of discounts; over the previous year they declined by 22.8%, from € 6.2 million to € 4.8 million.

The following figure 2 summarises the most important changes in the balance sheet structure as of 30 September 2004 and 2003.


Balance sheet structure of Carl Zeiss Meditec AG
30.09.2004
30.09.2003
128,003
48,542
40,028
121,966
54,495
26,190
Assets
Fixed assets
Current assets (w/o cash on hand, but incl. deferred income)
Cash on hand
195,228
11,516
9,829
181,997
10,039
10,615
Liabilities
Shareholders' equity
Provisions
Liabilities (incl. deferred income)

Figure 2:
Balance sheet structure of Carl Zeiss Meditec AG as of 30 September 2004 and 2003

(€ '000)

b) Key data on net worth

In the reporting period Carl Zeiss Meditec was able to further significantly consolidate its already sound net worth structure.

Table 3: Key data of net worth (30 September 2004 and 2003)

Key ratios	Definition	30.09.2004	30.09.2003	Change over previous year
Equity ratio	Equity / Balance-sheet total	90.1%	89.8%	+0.3% percentage points
Debt-to-net-worth ratio	Total borrowed capital (w/o deferred income) / Equity	10.8%	11.0%	-0.2% percentage points
Cover ratio A	Equity / Fixed assets	152.5%	149.2%	+3.3% percentage points
Cover ratio B	Equity capital + long-term borrowed capital / Fixed assets	153.4%	150.0%	+3.4% percentage points
Cover ratio for medium-term and long-term fixed assets	Equity capital + medium-term and long-term borrowed capital / Fixed assets + accounts receivable with a residual term of more than one year	153.0%	149.2%	+3.8% percentage points

13. Financial position

a) Statement of financial position

As of the cut-off date 30 September 2004 cash and cash equivalents held by Carl Zeiss Meditec AG amounted to € 40.0 million (previous year: € 26.2 million). The net increase in cash and cash equivalents in the financial year 2003/2004 thus amounted to € 13.8 million (previous year: € 22.8 million).

A significant contribution to this development was made by the cash flow from operating activities. In the reporting period it improved to € 25.8 million (previous year: € 9.6 million). To be highlighted in this respect are the increase in the net income for the year, and, above all, the successes with the systematic monitoring and control of the working capital. Thus, the optimised management of accounts receivable and the active inventory strategy of the company made a total positive contribution of € 9.3 million to the cash flow from operating activities.

Cash flow from investing activities in the financial year 2003/2004 stood at € -5.3 million (previous year: € 2.5 million). The most important item in this context are the investments in financial assets to the amount of € 8.0 million, which result in full from the acquisition of hiko medical communication GmbH. They include the payment of the purchase price of € 6.1 million and the redemption of loans on the part of this company to the amount of € 1.9 million.

Cash flow from financing activities in the reporting period stood at € -6.7 million (previous year: € 10.7 million). The essential item here is the increase in accounts receivable from the group treasury of the Carl Zeiss AG. As of 30 September 2004 the balance was € 11.5 million (previous year: € 4.9 million). This balance accrues interest at the customary market rate and is at the Company's disposal at all times.

b) Key ratios of financial position

Above all, the reduction in the net working capital by 30.7%, from € 39.4 million in the previous year to € 27.3 million as of 30 September 2004, reflects the successes in the optimisation of the inventories and the reduction in accounts receivable and other assets. Accordingly, the increase in the working capital ratio over the previous year is merely attributable to the rise in cash in hand and to the further rise in the credit with the group treasury of the Carl Zeiss AG. Coverage of the current liabilities by the current assets has thus further improved.

Key ratios	Definition	30.09.2004	30.09.2003	Change over previous year
Cash and cash equivalents	Cash at bank and in hand	€ 40.0m	€ 26.2m	+52.8%
Net cash and cash equivalents	Cash at bank and in hand + accounts receivable against Carl Zeiss AG group treasury	€ 51.6m	€ 31.1m	+65.8%
Ratio of inventories to current assets	Total inventories / Current assets	21.5%	28.5%	-7.0 percentage points
Ratio of cash and cash equivalents to current assets	Cash at bank and in hand / Current assets	45.3%	32.5%	+12.8 percentage points
Net working capital	(Current assets less cash and cash equivalents less accounts receivable from group treasury of the Carl Zeiss AG) less current liabilities	€ 27.3m	€ 39.4m	-30.7%
Working capital ratio	Current assets / Current liabilities	929.3%	806.4%	+122,9%-Punkte

Table 4.
Key ratios of financial position in the financial years 2003/2004 and 2002/2003

14. Investing activities

The largest single investment by the Company in the period under review concerned the acquisition of hiko medical communication GmbH. A total sum of € 8.0 million was used for the payment of the purchase price and the redemption of loans (cf. also Section "13. Financial position"). Investments in fixed assets were only necessary to a minor degree: The latter totalled € 0.7 million in the reporting period (previous year: € 0.8 million).

15. Earnings position

In the financial year 2003/2004 the gross margin at Carl Zeiss Meditec stood at 36.7%, compared to 40.4% in the previous year. Thus the positive impact on this ratio, for example from the reduction in cost of revenues, could not compensate for the corresponding negative impact from the price pressure in individual product areas and regions, which primarily arose in connection with the development of currency exchange rates. In the future, however, the Company expects further improvements in this area.

The result from ordinary activities in the financial year 2003/2004 stood at € 13.8 million (previous year: € 4.3 million). The following major effects in the reporting period are to be taken into account:

- In the sales area it was possible to lower costs by € 2.2 million over the previous year. The corresponding costs ratio decreased from 21.1% in the financial year 2002/2003 to 17.9% for the period under review. In this respect, it has to be considered, however, that in the financial year 2002/2003 there were still pro-rata costs for the two divisions Aesthetic and Dental, which were sold as of 1 May 2003. On a comparable basis to the previous year there would have been a slight rise of 0.9% in costs as a consequence of higher sales.
- The rise in costs in the administrative area is due, above all, to the formation of provisions for two legal disputes (cf. also Risk Report, Section "10. Legal risks"), as well as a change in accounting for the quality management of the Company over the previous year. Half of these costs are now stated under "General and administrative expenses", the other half under cost of revenues (in previous year: fully allocated to cost of revenues). As a ratio of sales this leads to an administrative costs ratio for the financial year 2003/2004 of 5.8% (previous year: 5.0%).
- The "Research and development expenses" decreased over the previous year slightly by 4.6% to € 9.8 million. This is essentially due to reduced procurement of outside services.
- The other operating expenses decreased from € 4.7 million in the previous year to € 2.4 million in the financial year 2003/2004. At the same time the other operating income decreased from € 4.4 million in the previous year to € 2.2 million in the financial year 2003/2004. The main causes of this are currency exchange rate effects, and the fact that there were no costs for a capital increase in the period under review.
- The "Income from investments and participations" of € 8.7 million results from the payment of a cash dividend by the American subsidiary Carl Zeiss Meditec, Inc. to Carl Zeiss Meditec AG.

The extraordinary result of € -4.5 million in the previous year (reporting period: € 0) is attributable in full to losses on the sale of the inventories and property, plant and equipment in connection with the disposal of the Aesthetic and Dental business units.

This means that Carl Zeiss Meditec AG posted a total net income of € 13.2 million (previous year: net loss € -0.2 million).

Risk report

1. Risk management system

In the course of its operating activities, Carl Zeiss Meditec is naturally exposed to a number of risks that are inherent to commercial activities.

Risk management at Carl Zeiss Meditec is an integral part of corporate management and based on three major components:

- Risk management system: In order to be able to identify and assess risks in good time and take the appropriate steps, the Company introduced a risk management system. An important element is a database-aided software solution with which risks and their estimated probability of occurrence and potential for damage may be recorded, systematised and evaluated on a regular basis. Carl Zeiss Meditec thus satisfies the legal requirements with regard to control and transparency (KonTraG, Act on Control and Transparency in Stock Corporations).
- Controlling instruments: Controlling at Carl Zeiss Meditec keeps the Management Board and all responsible decision-makers within the Company regularly informed on occurring risks on the basis of key ratios, thereby supplementing the risk management system.
- Certified quality management: A further critical component is the Company's certified quality management (see also: Business Report, 7. Quality management). Clearly structured and documented processes within the framework of quality management ensure not only transparency – in most markets they are meanwhile a prerequisite for the sale of medical products. The quality assurance system employed by Carl Zeiss Meditec was certified by DQS GmbH Deutsche Gesellschaft zur Zertifizierung von Managementsystemen and conforms to the US standard for "Good Manufacturing Practice" (GMP), 21 C.F.R. part 820, QSR. A major objective of this certified process is risk avoidance.

The risk management system is an integral part of the overall controlling and reporting process of the Company and ensures the systematic recording and evaluation of risks. Furthermore, it guarantees that relevant information is forwarded without delay to the Company's decision-makers.

The main features of this system are:

- Under the direction of a central risk manager, the responsible staff regularly examines processes, transactions and developments for existing risks.
- Risk identification and evaluation using standardised risk matrices.
- Regular risk reports are sent to the Management Board and other decision-makers within the Company on the basis of given threshold values for relevant risks and according to the classification using the risk matrices.
- On this basis suitable steps are taken to avoid identified risks, reduce the likelihood of such risks occurring or minimise the financial losses incurred.

As with the internal reporting, the risk management system is subjected to an internal audit. In addition it formed a constituent part of the annual audit by the certified auditor.

2. Market and competition

The competition on the medical technology market in general and in ophthalmology in particular will continue to increase. Fundamentally there is the risk that, compared to competitors, the Company might not react in good time to market developments with new products and adaptations of existing products. Such an event would have negative consequences for the net worth, financial position and earnings, and also lead to a deterioration of the market position.

Carl Zeiss Meditec actively counters this risk by making not inconsiderable investments in the field of research and development, and also in the upstream areas Market Intelligence (market observation), New Business Development (strategic business development) and Advanced Technologies (detailed examination of new technologies).

Furthermore, government reforms in the social system could have a negative effect on the Company's sales volume and earnings situation. This risk exists particularly in countries in which a major portion of treatments for eye ailments is paid by health insurance schemes. If budgets were cut, or the reimbursement of treatment costs were denied for certain types of treatment, this could have a negative impact on the Company's net worth, financial position and earnings.

An additional risk potential exists in a possible further deterioration in the economic situation, particularly with reference to the markets that are critical to the Company. This could have a marked effect on privately financed medical applications such as refractive surgery: In this case there is a risk of deterioration in the financial standing of the Company's customers or the demand for its products. Due to loss of sales and receivables this could have a negative impact on the net worth, financial position and earnings of Carl Zeiss Meditec.

3. New technology and products

Medical technology as a whole, particularly in the field of ophthalmology, is undergoing an extremely dynamic development process. New scientific findings lead to shorter development and product cycles. Such findings may have a negative impact on existing methods and products and also on new methods and products on which the business success of the Company is founded.

The success of Carl Zeiss Meditec is determined to a great extent by the development of innovative products in the fields of ophthalmology and by recognising new technology trends at an early stage and turning these into the appropriate products. Should the Company lose touch in technological terms, fail to react in time to a technological development, not identify a market trend in good time or should a development end in a technological dead-end, this could have a negative impact on the competitive position of the Company.

Carl Zeiss Meditec is actively countering this risk, however, with the measures shown under "2. Market and competition."

4. Approval of products

In the medical technology and the health service sectors there are strict approval procedures that vary from one country to another. Denial of approvals or delays in approval procedures for the Company's products could have a negative impact on the future sales and profits of Carl Zeiss Meditec.

There is no guarantee that the Company's numerous registrations will continue to be valid in the future, renewed or obtained in good time for launching new products ahead of the competitive field. Furthermore, stricter registration requirements must be reckoned with in future. This would have negative consequences for the net worth, financial position and earnings of Carl Zeiss Meditec.

In order to identify such developments in good time and be able to react appropriately, the Company follows developments in this field extremely closely, monitoring the details of approval procedures within the framework of its implemented quality management system.

5. Dependence on suppliers

The increasingly close cooperation with suppliers necessitated by the general cost pressure and complexity of the supplied components implies a greater dependence on one another. This could have negative implications for the production, sales and the quality of the Company's products.

Thanks to the qualification of its suppliers, the identification of secondary suppliers and the preparation of a strategic inventory plan, Carl Zeiss Meditec takes the best-possible measures to counter this risk.

6. Patents and intellectual property

The Company is not aware of any material violation of patent rights or other industrial property rights of third parties. The possibility that a third party may assert claims against the Company for the violation of industrial property rights cannot, however, be ruled out. A violation of this type could result in a delay in the delivery of products. In the event of a negative outcome of the proceedings the Company may be obliged to enter into fee or licensing arrangements. There is a risk that such copyright or licensing agreements are not available or only available on unacceptable terms. A lawsuit against the Company due to the violation of industrial property rights could therefore have a negative impact on the net worth, financial situation and earnings of the Company.

The competitive position of Carl Zeiss Meditec depends on securing its technological innovations. To guarantee these, the Company acquires patents for its own and third-party inventions and takes steps to protect its business secrets. The expiration of industrial property rights or patents could result in the appearance of new competitors on the market or strengthen the position of competitors who are already active.

In order to avoid the above-mentioned legal disputes, patents and patent applications in the relevant fields are analysed by the Company at regular intervals.

7. Protection against loss of confidential data

A number of mechanisms has been established for the protection of confidential data in the information technologies deployed by the Company. Nevertheless, breaches of security and the loss of this data cannot be completely ruled out. This could have an adverse effect on the competitive position of Carl Zeiss Meditec.

8. Product liability risk

In the Company's products employed for medical treatments there is an inherent fundamental risk that malfunctions result in injury to the patient. Despite employing all reasonable quality control measures and complying with all legal provisions, this risk cannot be completely excluded. Although Carl Zeiss Meditec has to date not been obliged to pay any major claims for compensation arising from product liability, no guarantee can be given that the Company will not be confronted with such claims in the future.

The Company has covered itself against possible product liability claims by means of product liability insurance. A particular risk is posed by potential product liability claims brought against the Company in the USA as the damages awarded by the courts there may be very large indeed. It cannot be completely excluded that the Company's existing insurance cover does not provide sufficient cover for potential claims in the USA.

9. Subsidiaries

Carl Zeiss Meditec is indirectly exposed to the risk environment of each of its subsidiaries. The relationship to its subsidiaries can result in statutory and contractual liabilities.

A further potential risk in this respect concerns the current book value of holdings in Carl Zeiss Meditec, Inc., Dublin, USA, and Carl Zeiss Meditec Systems GmbH, Pirmasens, Germany (former hiko medical communication GmbH). Both companies were stated at their market value at the time of their acquisition. This risk comes to bear only in the case that there is a long-term deterioration in the net worth, financial position and earnings of these subsidiaries.

10. Legal risks

The Group has reached an out-of-court settlement in the action for damages against I-Spire s.p.r.l., Brussels / Belgium and its sole proprietor. Inasmuch, any possible risks may be considered as having been eliminated to the greatest-possible degree. This settlement includes payments of the total amount of € 2.8 million shown in the balance sheet item "Other loans" by I-Spire s.p.r.l. in several instalments. The payment of the first two instalments totalling € 1.8 million took place at the end of April and after the balance sheet cut-off date in October 2004.

Current litigation risks arise from the lawsuit and claim for lost earnings filed by a distributor of the former Asclepion for dermatological lasers, and the pending cost reimbursement lawsuit and claim filed by the insolvency administrator of the former Asclepion distribution partner U.S. Medical, Inc., also in the field of dermatological lasers. The Company has, from today's stance, taken adequate precautionary measures in the form of provisions.

Research and development report

1. General comments

In the financial year 2003/2004 Carl Zeiss Meditec spent € 9.8 million on research and development (R&D) (previous year: € 10.3 million). A total of € 1.0 million was granted in subsidies (previous year: € 1.8 million). The R&D ratio decreased from 10.0% in the previous year to 9.0%. The main reason for this development is – alongside the reduced procurement of outside services in the reporting period – the rise of 5.9% in sales over the previous year.

Carl Zeiss Meditec's workforce in R&D as at 30 September 2004 amounted to 67. This corresponds to 23.8% of all the employees of the Company.

2. Projects

Major R&D projects at Carl Zeiss Meditec AG are involved in the further expansion of the range of applications and the functionality of the refractive laser MEL 80™ and of the CRS Master™, a concept which links the MEL 80™ with a so-called wavefront diagnosis system.

The development of the AC Master™ was a further important R&D project in the period under review. With the AC Master™, which just like the IOL Master® is based on optical biometry, the front section of the eye may be examined with the greatest precision, something which is of significance above all in connection with the use of innovative intraocular lenses.

The development work on the software VISUPAC™ 4.0 was successfully completed in the financial year 2003/2004. With VISUPAC™ 4.0 it is possible to intelligently combine different diagnostic systems, such as fundus cameras and the STRATUSOCT™ system, and, moreover, to link these up to practice management and hospital information systems. VISUPAC™ is the first new product of Carl Zeiss Meditec Systems GmbH (formerly hiko medical communication GmbH).

Together with the American company Calhoun Vision, Inc., Carl Zeiss Meditec AG has been working on the development of a new type of intraocular lens whose refractive power can be adjusted after the operation without the need for further surgical intervention. In this way, cataract surgery can be coupled with the optimum customised correction of vision defects. The digital light source required for the purpose is being developed by Carl Zeiss Meditec, the respective lens by Calhoun Vision, Inc.

Further R&D projects concern the laser VISULAS™ YAG III for the post-cataract treatment, as well as other diagnosis and therapy systems which underline the innovative strength of the Company.

Supplementary report

On 21 October 2004 Carl Zeiss Meditec announced that it intends to take over the American company Laser Diagnostic Technologies, Inc. (LDT) domiciled in San Diego, California, USA, through its subsidiary Carl Zeiss Meditec, Inc., LDT invented and commercialised a new standard for glaucoma detection with its proprietary ocular nerve fiber measurement instrument. For the current financial year 2004 LDT expects sales of some US-$ 20 million and a balanced operating result. Carl Zeiss Meditec assumes that the transaction can be concluded by the end of 2004 following the necessary approvals from the corresponding executive bodies and shareholders of LDT.

LDT's main product, the GDx VCC, is a system specially developed for the early detection and diagnosis of glaucoma. It thus complements the market presence of Carl Zeiss Meditec's STRATUSOCT™, a retinal imaging system with a wide range of possible applications. These include not only the early detection of glaucoma, but also its use in the diagnosis of other severe eye ailments such as age-related macular degeneration (AMD), in diabetic retinopathy, as well as in examinations before and after the treatment of cataracts. In this manner, the system GDx VCC is primarily aimed at customers who do not require the full bandwidth of examination possibilities, such as is offered by the system STRATUSOCT™.

On 1 November 2004 Carl Zeiss Meditec AG also announced that its Japanese subsidiary, Carl Zeiss Meditec Co., Ltd., domiciled in Tokyo, Japan, was taking over the surgery business of Carl Zeiss Co., Ltd., which is also domiciled in Tokyo, Japan. This area deals with the sale of surgical microscopes for ophthalmology, neurosurgery and for ear, nose and throat surgery, and has annual sales of ca. € 25 million. In the opinion of Carl Zeiss Meditec this move allows for the realisation of considerable synergy effects in various areas such as administration, sales administration and service. Moreover, in this manner the Company can reinforce and better coordinate its activities regarding approval issues.

Forecast

1. Economic conditions

For 2005 Germany's economic research institute Deutsches Institut für Wirtschaftsforschung ("DIW") expects a further increase in overall economic output in the industrialised nations. If the favourable monetary framework conditions, such as low interest rates for loans, are kept in place, this should also have a favourable impact on further investment. From the stance of DIW the economic dynamism in East Asia and in those threshold countries which export raw materials will remain high in 2005 despite a slight downturn.[6] "On the whole the driving forces behind the economy seem to be so stable that, despite the rise in oil prices and the waning stimulus from monetary and financial policy, a drift towards a downturn is not to be expected."[7]

For the USA and Japan a downturn in the gross domestic product ("GDP") is expected for 2005. For the USA an improvement of 3.4% (2004: 4.4%) is expected in the GDP in 2004; in Japan the figure is set to be 2.1% (2004: 4.2%). The economic expectations of DIW for these economic regions are still higher than those for the euro-zone; here growth of 2.0% has been forecasted for the GDP.[8] For Germany DIW assumes that there will only be a mild recovery in private consumption in 2005. However, DIW is also of the opinion that the readiness to invest will pick up slightly in 2005. One of the reasons seen for this is the ongoing expansion of capacities, which would make replacement and expansion investment necessary. Seen as a whole, however, the export sector will once again be the driving force behind German industry.[9]

6 *Cf. ibid., p. 633*
7 *Ibid., p. 633*
8 *Cf. ibid., p. 630-644*
9 *Cf. ibid., p. 645-663*

2. Outlook

Carl Zeiss Meditec fulfilled important internal prerequisites for a future acceleration in growth in the financial year 2003/2004. Alongside an extensive improvement in the net worth, financial position and earnings in the period under review, considerable progress was made in the further optimisation of the organisational structure and the internal process flows.

It remains the objective of the Company to considerably increase its sales revenues through to the end of the financial year 2007/2008, so as to make a significant contribution to the planned doubling of sales revenues at group level[10] by this point in time. In this respect the earnings power is to be reinforced on a sustainable basis. To this end, the product portfolio is to be extended through the inclusion of innovative systems, and existing resources deployed even more efficiently. Insofar as it makes strategic sense, external options can also be utilised to attain the growth targets. The balance sheet structure of Carl Zeiss Meditec as created in the financial year 2003/2004 offers a solid basis for this.

3. Strategy

Based on the excellent position of the Company with devices and systems for ophthalmology, Carl Zeiss Meditec intends to establish itself as a provider of complete solutions in this field. To this end the existing competitive position in the field of the four main ophthalmic syndromes is to be enhanced. The unique technology and product portfolio, the extensive expertise in the field of research and development, the strong global marketing network and the world-famous brand name "Zeiss" provide an excellent basis for this. The acquisition of the American company Laser Diagnostic Technologies, Inc., which was announced at the end of October 2004, is further testimony to the fact that wherever it makes sense external growth options can also be utilised.

10 Reference: group sales in the financial year 2002/2003

Final declaration to the dependency report

Declaration by the Management Board pursuant to Art. 312 Section 3 *AktG*

Carl Zeiss Meditec AG as a member of Carl Zeiss AG has prepared a dependency report pursuant to Art. 312 German Stock Corporation Act *(AktG)*. Under the circumstances known to the Management Board at the time the transactions were concluded, the companies of Carl Zeiss Meditec AG received suitable consideration for each of the transactions listed in this report on relationships to affiliated companies and were not disadvantaged by the adoption of measures stated in this report or by their omission.

Jena, 8 November 2004
Carl Zeiss Meditec AG

Ulrich Krauss
President and CEO

Bernd Hirsch
Member of the Management Board

Income statement

For the financial years 2003/2004 and 2002/2003 *(HGB)*

Balance sheet

As of 30 September 2004 and as of 30 September 2003 *(HGB)*

€ '000	Notes	30.09.2004		30.09.2003	
Assets					
Fixed assets	(6)				
Intangible fixed assets					
Concessions, industrial property rights and similar rights and assets including licenses for such rights and assets			514		34
Property, plant and equipment					
Land and buildings including buildings on third-party land		152		214	
Plant and machinery		64		46	
Other fixtures and fittings, tools and equipment		1,329		1,632	
Advances from customers and tangible assets in course of construction		20	1,565	-	1,892
Financial assets					
Shares in affiliated undertakings		122,293		116,183	
Loans to affiliated undertakings		2,368		1,023	
Other loans		1,263	125,924	2,834	120,040
			128,003		121,966
Current assets					
Inventories	(7)				
Raw materials and supplies		7,973		9,903	
Work in progress		4,590		4,140	
Finished goods and goods for re-sale		6,583		8,906	
Payments on account		177		34	
Advances from customers		(283)	19,040	-	22,983
Accounts receivable and other assets					
Trade accounts receivable – thereof with a term of more than one year: € 0.393m (2003: € 0.718m	(8)	8,765		13,343	
From affiliated companies – thereof with a term of more than one year: € 0 (2003: € 0)	(9)	19,500		13,694	
Other assets	(10)	898	29,163	4,209	31,246
Investments					
Own shares (treasury stock)			178		108
Cash on hand and cash in banking accounts	(11)		40,028		26,190
			88,409		80,527
Prepayments and accrued income	(12)		161		158
			216,573		202,651



Fixed-asset movement schedule (gross presentation)

Financial year 2003/2004

€ '000	Purchase/manufacturing cost				
	01.10.2003	Additions	Transfers	Disposals	30.09.2004
Intangible fixed assets					
Concessions, industrial property rights and similar rights	323	548	2	(13)	860
Fixed assets					
Land and leasehold rights and buildings, including buildings on third-party land	242	4	-	(15)	231
Plant and machinery	138	38	-	(17)	159
Other fixtures and fittings, tools and equipment	5,970	643	(2)	(518)	6,093
Advances from customers and tangible assets in course of construction	-	20	-	-	20
	6,350	705	(2)	(550)	6,503
Financial assets					
Shares in affiliated companies	118,590	6,110	-	(2,135)	122,565
Loans to affiliated companies	7,690	1,878	-	(7,200)	2,368
Investments	4,668	-	-	-	4,668
Other loans	9,401	-	-	(1,503)	7,898
	140,349	7,988	-	(10,838)	137,499
	147,022	9,241		(11,401)	144,862

€ '000	Cumulated depreciation				Residual book value	
	01.10.2003	Depreciation in the Financial year	Disposals	30.09.2004	30.09.2004	01.10.2003
Intangible fixed assets						
Concessions, industrial property rights and similar rights	289	70	(13)	346	514	34
Fixed assets						
Land and leasehold rights and buildings, including buildings on third-party land	28	61	(10)	79	152	214
Plant and machinery	92	20	(17)	95	64	46
Other fixtures and fittings, tools and equipment	4,338	753	(327)	4,764	1,329	1,632
Advances from customers and tangible assets in course of construction	-	-	-	-	20	-
	4,458	834	(354)	4,938	1,565	1,892
Financial assets						
Shares in affiliated companies	2,407	-	(2,135)	272	122,293	116,183
Loans to affiliated companies	6,667	-	(6,667)	-	2,363	1,023
Investments	4,668	-	-	4,668	-	-
Other loans	6,567	68	-	6,635	1,263	2,834
	20,309	68	(8,802)	11,575	125,924	120,040
	25,056	972	(9,169)	16,859	128,003	121,966

Notes to financial statements for the financial year 2003/2004

General details and explanatory notes to the financial statements

(1) Business operations

Carl Zeiss Meditec AG, Jena ("Carl Zeiss Meditec" or the "Company") is engaged in the business of developing, manufacturing and marketing medical devices and systems for the ophthalmic market (diagnosis and therapy). The Company's headquarters are located in Jena, Germany's traditional centre of excellence for optical and optical-related technologies. The Company has subsidiaries in the USA (100%-owned), Japan (51%-owned) and Germany (100%-owned). Together these operations constitute the Carl Zeiss Meditec Group (the "Group").

Carl Zeiss Meditec has so far focused on the ophthalmic market segment. The Company's customers are specialists in private practice, optometrists, opticians and clinics worldwide.

(2) Foundation, stock exchange listing

Carl Zeiss Meditec AG was originally founded on 4 October 1995 as Aesculap-Meditec GmbH with its head office in Jena.

On 10 November 1999 Aesculap-Meditec GmbH was transformed into a stock corporation and from this date onwards it bore the name Asclepion Meditec AG ("Asclepion"). The Company went public on 22 March 2000 and was listed on the Neuer Markt at the Frankfurt Stock Exchange.

In 2002 Carl Zeiss Ophthalmic Systems AG conveyed its assets in their entirety to Asclepion.

In this process Asclepion Meditec AG was renamed Carl Zeiss Meditec AG.

(3) Development of share capital and capital reserves in the financial year 2003/2004

Contingent capital

Following a resolution of the extraordinary general meeting of 10 March 2000 as recorded in the commercial register at the Gera Local Court on 14 March 2000, the share capital was increased by up to € 400,000 (contingent capital). The contingent capital increase serves to grant subscription rights to the holders of stock options issued by the Company on the basis of the authorisation granted by the general meeting on 10 March 2000. The contingent capital increase is utilised to the extent to which use is made of the subscription rights. The new shares are endowed with dividend rights with effect from the beginning of the financial year in which they are created through the exercising of the subscription rights.

In the financial year 2003/2004 no shares were subscribed from the contingent capital.

Authorised Capital I

Furthermore, the Annual General Meeting of 19 March 2004 resolved to eliminate the existing authorised capital of € 10.333 million and to empower the Management Board, with the approval of the Supervisory Board, to increase the share capital by issuing new no-par value bearer shares worth up to € 13.208 million by 18 March 2009 (Authorised Capital I).

Following this resolution of the general meeting on 19 March 2004 the Management Board is authorised, with the consent of the Supervisory Board, to exclude the subscription rights of the shareholders. The exclusion of the subscription rights of the shareholders is only possible in the following cases:

- To balance out fractional amounts,
- If the capital increase is effected against cash contributions and the new shares for which the subscription right is excluded, are equivalent to no more than 10% of the share capital, neither on the date it becomes effective, nor on the date this authorisation is exercised, and the issue amount of the new shares is not significantly lower than the market price of the publicly quoted shares of the same type and structure. Sales of own shares on the basis of other authorisations pursuant to Art. 186 (3) sentence 4 *AktG* must be taken into account in the limitation to 10% of the share capital,
- For capital increases against non-cash contributions for the granting of shares for the purpose of acquiring companies, parts thereof or interests in a company.

In the financial year 2003/2004 no shares were subscribed from the Authorised Capital I.

Authorised Capital II

Furthermore, the Annual General Meeting of 19 March 2004 resolved to empower the Management Board, with the approval of the Supervisory Board, to increase the share capital by issuing new no-par value bearer shares worth up to a further € 1.0 million by 18 March 2009 (Authorised Capital II). The new shares can be issued to the employees of Carl Zeiss Meditec AG and its affiliates. The statutory subscription right of the shareholders is therefore excluded. The Management Board shall be authorised, subject to the approval of the Supervisory Board, to specify the details of the capital increases from Authorised Capital II.

In the financial year 2003/2004 no shares were subscribed from the Authorised Capital II.

Treasury stock

With resolution of the Annual General Meeting on 19 March 2004, Carl Zeiss Meditec was again authorised to acquire own shares (treasury stock) up to a value corresponding to 10% of the share capital of € 2.84 million until 18 September 2005 – this represents almost 10% of the current share capital of € 28.417 million – for the purpose of

- offering these to employees of the Company and its affiliated companies as defined in Art. 15 ff of the German Stock Corporation Act *(AktG)*; or
- recalling them.

On the basis of this authorisation, in the financial year 2003/2004 the Company purchased the following treasury stock:

Date of stock purchase	Number of shares	Amount in €
Holdings as of 30.09.2003	14,252	108,004
24.09.2004	6,923	70,545
Holdings as of 30.09.2004	21,175	178,549

The portion of share capital attributable to acquired treasury stock is € 21,175, representing 0.07% of the share capital. Reserves were formed pursuant to Art. 272 para. 4 of the German Commercial Code *(HGB)* corresponding to the amount of € 178,000 stated on the assets side.

(4) Annual financial statements according to HGB and *AktG*; Consolidated financial statements

The annual financial statements of Carl Zeiss Meditec for the financial year ending 30 September 2004 have been prepared in € '000 in accordance with the provisions of the German Commercial Code *(HGB)* and the German Stock Corporation Act *(AktG)*.

The income statement was prepared using the operational format.

In comparison to the previous year it should be noted that both sales and profit contributions of the sold-off Aesthetic and Dental business units in the financial year 2002/2003 are disclosed in the Company's individual annual financial statements pursuant to HGB until the date of the sale, i.e. for the period 1 October 2002 to 30 April 2003. The figures for the financial year 2003/2004 do not include sales and profit contributions from these sold-off peripheral activities.

In order to reflect the increasing marketing orientation of product management in the past few years, in the financial year 2003/2004 these costs were reclassified as selling and marketing expenses. The previous year's comparative figures (€ 977,000) were adjusted accordingly. The Company's annual financial statements are to be incorporated in the consolidated financial statements of the Carl Zeiss AG, Oberkochen. The consolidated financial statements of Carl Zeiss AG will be published in the Federal Gazette (Bundesanzeiger) and deposited in the commercial register at the Aalen local court.

Furthermore, the Company prepares consolidated financial statements according to US Generally Accepted Accounting Principles (US-GAAP).

(5) Details and comments on accounting and valuation methods

The accounting and valuation methods from the previous year have been applied in unchanged form.

Fixed assets

Intangible fixed assets

The intangible assets capitalised at acquisition costs have been depreciated by the straight-line method pro rata for their respective useful life (three years for software and five to fifteen years for licenses).

Tangible assets (Property, plant and equipment)
Accruals are carried at the acquisition or manufacturing cost. Disposals are booked at acquisition costs minus accumulated depreciation at the time of their retirement.

In the financial year 2003/2004, the sliding scale method of depreciation has been used uniformly for all accruals in movable property in conformance with taxation provisions. A change was made from sliding-scale to linear depreciation as soon as this resulted in a higher amount of depreciation.

With the elimination of the tax simplification rule in respect of depreciation on accruals to moveable assets in the first and second half years (full or half annual depreciation), as of 1 January 2004 depreciation on such accruals is now calculated pro rata temporis.

Low-value assets are depreciated in full in the year of acquisition and treated as disposals in the following year in the fixed-assets movement schedule.

In contrast to the former Asclepion's straight-line method of calculating depreciation based on anticipated useful life, the former Carl Zeiss Ophthalmic calculated depreciation on movable tangible fixed assets by the sliding-scale method.

Financial assets
Shares in affiliated companies, loans to affiliated companies, holdings and other loans are shown at acquisition cost. Allowance is made for possible risks in the shareholding situation and loans in the form of reasonable valuation adjustments.

Current assets
Inventories
The raw materials and supplies are valued at their acquisition cost or the lower market value.

Work in progress and finished goods are valued at manufacturing costs. These include the direct material costs, the direct manufacturing expenses, a suitable portion of the material and manufacturing overheads, as well as the pro rata value depreciation of production assets. Inventory risks due to the storage period or reduced marketability were taken into account by a combination of write-downs in the form of an impairment test, marketability reductions and loss-free valuation.

Finished goods and goods for sale are valued at costs of purchase or the lower market value on the cut-off date.

Accounts receivable and other assets

Accounts receivable and other assets are stated at their nominal value. Recognisable individual risks are taken into account through the formation of suitable valuation allowances, the general credit risk from accounts receivable is covered by a general bad-debt allowance.

Outstanding debts with a residual term of over one year are discounted.

Shareholders' equity

Share capital

The share capital comprises 28,416,629 no-par-value bearer shares, each with a pro rata value of € 1.00. This is stated at the nominal value.

Accrued liabilities and other liabilities

Provisions

Provisions for pensions and similar obligations are valued at their actuarial cash value pursuant to Art. 6a EstG (German Income Tax Act) using the Heubeck Guideline Tables 1998 with an assumed rate of interest of 6%.

Accruals for a deferred compensation programme (postponed remuneration) were equivalent to the asset values of the reinsurance at Gerling Lebensversicherungs-AG.

The formation of other provisions takes into account the recognisable risks and uncertain liabilities. These are of an amount deemed necessary in accordance with prudent commercial judgement. Accruals for partial retirement and anniversary bonuses were valued according to actuarial principles.

Liabilities

Liabilities are stated at their individual repayment sum.

Conversion to foreign currency

Accounts receivable were converted at the acquisition exchange rate or at the lower conversion rate on the balance-sheet date or at the forward exchange rate / worst case with foreign exchange options in the event of an existing hedging.

The conversion of liabilities is at the repayment exchange rate upon accrual of the liabilities or at the higher conversion rate on the balance sheet date.

Comments on individual balance sheet items

(6) Fixed assets

The movement of individual fixed assets in the financial year 2003/2004 is to be seen in Appendix 1 to these notes.

Accruals to intangible assets are mainly attributable to the acquisition of rights of patent use.

In addition to the transfer of service and study equipment to fixed assets, capital expenditure in the financial year was incurred for the main part for tool and other capital equipment for the start of serial production of new products.

Additions to "shares in affiliated undertakings" are derived from the acquisition of 100% of the shares in hiko medical communication GmbH, Pirmasens (now Carl Zeiss Meditec Systems GmbH). Retirements under "Other loans" mainly relate to the repayment of a long-term account receivable.

Other assets

(7) Inventories

Inventories (€ 19.040 million) include cumulated valuation allowances of € 4.436 million.

(8) Trade accounts receivable

Trade accounts receivable on the balance sheet date amounted to € 8.765 million and included cumulated individual valuation adjustments and general bad-debt allowances of € 8.895 million.
The portion of accounts receivable with a residual term of more than one year amounting to € 393,000 includes a discount of € 12,000.

(9) Accounts receivable from / liabilities due to affiliated companies

The balances disclosed mainly comprise sales and services as well as the debt to the group treasury of the Carl Zeiss Group to the amount of € 11.523 million

(10) Other assets

Other assets comprised for the main part grants due from the Thüringer Aufbaubank towards R&D costs (€ 538,000).

(11) Cash on hand and cash in banking accounts

The increase in cash and cash equivalents is mainly attributable to the payment of a dividend by US subsidiary Carl Zeiss Meditec Inc. (net cash inflow € 8.301 million), the positive operative cash flow of Carl Zeiss Meditec AG and continued measures to optimise working capital.

(12) Prepayments and accrued income

For the main part these consist of accrued holiday pay and pre-paid insurance premiums.

(13) Shareholders' equity

Share capital
Share capital remains unchanged compared to the previous year at € 28.417 million.

Additional paid-in capital
Additional paid-in capital was reduced by the amount transferred to reserves for treasury stock (€ 70,000) to € 152.002 million.

(14) Accrued expenses

Provisions for pensions and similar obligations
These provisions were formed for the Carl Zeiss Group's pension obligations pursuant to the Benefit Regulations 2000 and the Pension Regulations 1982. The actuarial report for the assessment of pension obligations as of 30 September 2004 was prepared by Dr. Dr. Heissmann GmbH, Wiesbaden.

The item also includes a provision for a deferred compensation programme (postponed remuneration, € 111,000).

Other provisions

These were formed in particular for contingent liabilities from:

- Warranties (€ 2.570 million),
- Special payments and commissions to employees (€ 1.530 million),
- Litigation risks (€ 1.096 million)
- Outstanding invoices (€ 1.014 million),
- Other provisions relating to personnel (€ 934,000)
- Partial retirement (€ 646,000).

(15) Liabilities

Liabilities of Carl Zeiss Meditec AG are exclusively unsecured liabilities amounting to € 9.513 million with a residual term of less than one year and € 49,000 with a residual term of more than one year.

(16) Trade accounts payable

These encompass the usual obligations in the form of trade payables to outside suppliers and accrued commissions.

(17) Other liabilities

In addition to liabilities from social security contributions (€ 385,000), withheld wage and church tax (€ 230,000) and payable import sales tax (€ 447,000), other liabilities mainly comprise liabilities from the accounts receivable sub-ledger (€ 164,000) and security deposits (€ 67,000).

(18) Deferred income

These mainly relate to deferred income for service and maintenance contracts extending beyond the financial year.

(19) Balance sheet notes in accordance with Art. 251 HGB

Liabilities from guarantees and warranty agreements

As of 30 September 2004 liabilities of € 484,000 existed from guarantees and warranty agreements, € 325,000 thereof in favour of affiliated companies.

Other financial obligations

The sums for leasing commitments were calculated using the earliest possible termination dates or the end of the contractual term. The nominal amounts were used as a basis for calculation.

The following financial obligations exist from rental agreements:

€ '000	30.09.2004
Due 2004/2005 – thereof to affiliated companies: 895	895
Due 2005/2006 – thereof to affiliated companies: 895	895
Due 2006/2007 – thereof to affiliated companies: 447	447
	2,237

For the main part, financial commitments from rental agreements relate to the lease of production and office space from Carl Zeiss Jena GmbH, Carl-Zeiss-Promenade 10, Jena.

The following financial obligations ensue from leasing and service agreements:

€ '000	30.09.2004
Due 2004/2005 – thereof to affiliated companies: 539	796
Due 2005/2006 – thereof to affiliated companies: 539	728
Due 2006/2007 – thereof to affiliated companies: 539	651
Due 2007/2008 – thereof to affiliated companies: 539	543
Due 2008/2009 – thereof to affiliated companies: 539	539
Due after 2008/2009 – thereof to affiliated companies: 5,528	5,528
	8,785

To a large extent these relate to the lease of the property at Göschwitzer Str. 51-52 from AM Asset Management Verwaltungsgesellschaft mbH, Jena, and motor vehicle leases.

Purchase obligations

Financial obligations of € 47,000 are in the form of commitments for investments.

Comments on individual items on the income statement

(20) Sales revenues by region

€ '000	2003/2004	2002/2003
Germany	17,542	18,508
Europe, not including Germany	43,295	41,510
Asia / Pacific region (including Africa)	29,925	23,277
America	18,191	19,565
	108,953	102,860

Sales revenues by segment

€ '000	2003/2004	2002/2003
Vision	100,626	90,880
Service	8,327	7,737
Other (discontinued business activities)	-	4,243
	108,953	102,860

(21) Cost of materials

€ '000	2003/2004	2002/2003
a) Cost of raw materials, consumables and supplies, and of purchased goods	51,035	46,074
b) Cost of purchased services	13,495	16,532

(22) Personnel expenses

€ '000	2003/2004	2002/2003
a) Wages and salaries	14,447	15,309
b) Social security and pension costs	2,669	2,918
– of which in respect of old-age pensions	142	147
	17,116	18,227

(23) Other operating income

Other operating income (€ 2.232 million) mainly comprises currency gains (€ 1.419 million) and revenue from the recovery of costs (€ 260,000).

Income totalling € 195,000 is not related to the accounting period.

(24) Other operating expenses

Other operating expenses (€ 2.411 million) consist mainly of foreign currency losses (€ 972,000). Expenses totalling € 610,000 are not related to the accounting period.

(25) Income from investments and participations

This is a dividend payment by the American subsidiary to the amount of US-$ 10.5 million shown as revenue in the financial year 2003/2004.

(26) Extraordinary result

In the previous year, extraordinary expenses related exclusively to the disposal of the peripheral Aesthetic and Dental activities.

(27) Taxes on income and earnings

The latter relates to foreign withholding tax paid on the dividend of the US subsidiary as well as German corporation and trade tax.

(28) Details of shareholdings

Name and domicile of the company	Currency	Share of voting capital %	Shareholders' equity as of 30.09.2004 translated at the market rate on the balance sheet date	thereof profit/loss for 2003/2004 financial year at average annual rate
Carl Zeiss Meditec, Inc.,	US-$ '000	100	39,337	11,619
Dublin, USA	€ '000		31,883	9,555
Asclepion-Meditec, S.R.L., Milan, Italy*	€ '000	100	12	(46)
AM Asset Management Verwaltungsgesellschaft mbH, Jena, Germany	€ '000	100	(262)	14
Carl Zeiss Meditec Systems GmbH, Pirmasens	€ '000	100	327	(71)
Carl Zeiss Meditec Co., Ltd.	¥ '000	51	1,158,356	532,464
Tokyo, Japan	€ '000		8,456	4,047

The figures relate to the liquidation balance sheet as of 31 March 2004

AM Asset Management Verwaltungsgesellschaft mbH, Jena, is a purpose-tied company for the construction and leasing of an office building with production facility at the Jena-Göschwitz location of Carl Zeiss Meditec AG. Carl Zeiss Meditec has been leasing the office building with production facility since 01 October 2001.

On 17 December 2003 Carl Zeiss Meditec AG acquired a 100% interest in the former hiko medical communication GmbH headquartered in Pirmasens. The company, now operating under the name Carl Zeiss Meditec Systems GmbH, specialises in the development of medical software solutions.

The holding in Carl Zeiss Meditec Co., Ltd., Tokyo, Japan, was acquired by Carl Zeiss Co., Ltd., Tokyo, Japan with effect from 1 November 2002 at its book value. Due to Carl Zeiss Co., Ltd.'s entitlement to preferred shares, for at least the three financial years following the acquisition date Carl Zeiss Meditec will receive only 34% of the future dividend payments of its Japanese subsidiary. The preferred shares were conveyed as compensation for advance services performed by Carl Zeiss Co., Ltd. in the field of marketing, establishment of a service structure and support for the approval of Carl Zeiss Meditec products.

(29) Particulars of personnel

Workforce size

The Company's annual average workforce in the financial year 2003/2004 stood at 283 persons (previous year: 325), of which 22 were trainees (previous year: 25). The decline in the workforce was to a large extent attributable to the disposal of the Aesthetic and Dental business units as of 1 May 2003 and the related transfer of personnel who have been included proportionately in the calculation of average workforce for 2002/2003.

The annual average number of employees in the following sectors was:

Sector	Number of employees
Production	87
Sales and Service	89
Administration and Quality Management	39
Research and Development	68
Total	283

As at the balance sheet date, 30 September 2004, there were 282 employees plus 21 trainees.

(30) Employee participation programme

The Management Board is authorised by the resolution adopted on the extraordinary shareholders' meeting on 10 March 2000, subject to the approval of the Supervisory Board, to issue in one or more tranches up to 400,000 option rights to purchase bearer shares in the Company from contingent capital to entitled employees and members of the Management Board of the former Asclepion Group – whose employment relationship has now passed over to the Carl Zeiss Meditec Group – within the framework of a stock option plan. Each option represents the right to buy one share in the Company at the "subscription price" (basic value).

The recipients are not required to pay a fee for the option rights granted.

In the financial year 2003/2004 no options were exercised by employees.

(31) Particulars of the executive bodies of the Company

Management Board

The following persons were appointed to the Management Board of Carl Zeiss Meditec AG in the financial year 2003/2004 and their names recorded in the commercial register:

- **Ulrich Krauss, Dipl.-Kaufmann (MBA), Weimar**
  President and CEO, responsible for Sales, Marketing, Service, HR, Refractive Surgery and Business Development,
  as of 1 October 2004 also responsible for Quality and Product Management, Research and Development,
  Other mandates:
  Member of the Board of Carl Zeiss Meditec Inc., Dublin, USA,
  Member of the Board of Carl Zeiss Meditec, Co. Ltd., Tokyo, Japan

- **Bernd Hirsch, Dipl.-Kaufmann (MBA), Weimar**
  Member of the Management Board, responsible for Finances, Investor Relations, IT and Legal Affairs,
  since 1 October 2004 also responsible for Logistics and Production, Research and Development,
  Other mandates:
  Managing Director of AM Asset Management GmbH, Jena,
  Member of the Board of Carl Zeiss Meditec, Co. Ltd., Tokyo, Japan

- **Dr. Walter-Gerhard Wrobel, Physicist, Jena (until 30 September 2004)**
  Member of the Management Board, responsible for Logistics and Production, Research and Development, Quality and Product Management

The active members of the Management Board received a total remuneration of € 668,000 for the financial year 2003/2004.

Supervisory Board

The Supervisory Board of Carl Zeiss Meditec AG in the financial year 2003/2004 consisted of the following members:

- **Dr. Michael Kaschke, Oberkochen**
  Member of the Management Board of the Carl Zeiss AG, Oberkochen
  Chairman of the Supervisory Board,
  Other mandates:
  Chairman of the Board of Carl Zeiss Meditec Inc., Dublin, USA
  Chairman of the Board of Carl Zeiss Optical, Inc., Chester, USA
  Chairman of the Board of Carl Zeiss Australia Pty. Ltd., Camperdown, Australia
  Chairman of the Board of Carl Zeiss Co. Ltd., Tokyo, Japan
  Chairman of the Board of Carl Zeiss Surgical, Inc., Thornwood, USA
  Chairman of the Board of Carl Zeiss Pte. Ltd., Singapore
  Chairman of the Board of Carl Zeiss India Pte. Ltd., Singapore
  Chairman of the Board of Carl Zeiss Co. Ltd., Seoul, South Korea
  Chairman of the Board of Carl Zeiss Far East Co., Ltd., Kowloon, Hongkong
  Chairman of the Board of Carl Zeiss (Pty.) Ltd., Randburg, South Africa
  Chairman of the Supervisory Board of Carl Zeiss Financial Services GmbH, Oberkochen
  Member of the Supervisory Board of Carl Zeiss Semiconductor Manufacturing Technologies AG, Oberkochen
  Member of the Supervisory Board of Hensoldt AG, Wetzlar
  Member of the Supervisory Board of Siltronic AG, Munich
  Chairman of SPECTARIS, the German Industrial Association for Optical, Medical and Mechatronicical Technologies, Berlin.

· **Alexander von Witzleben, Weimar**

Chairman of the Management Board of Jenoptik AG, Jena,

Deputy Chairman of the Supervisory Board,

Other mandates:

Chairman of the Supervisory Board of Analytik Jena AG, Jena

Chairman of the Supervisory Board of Meissner+Wurst Zander Holding AG, Stuttgart

Chairman of the Supervisory Board of PVA Tepla AG, Asslar

Chairman of the Supervisory Board of DEWB AG, Jena

Member of the Supervisory Board of Krone GmbH, Berlin

Member of the Administrative Board of Feintool International Holding AG, Lyss.

· **Dr. Franz-Ferdinand von Falkenhausen, Jena**

Managing Director of Carl Zeiss Jena GmbH, Jena

Member of the Supervisory Board (until 30 September 2004),

Other mandates:

Member of the Supervisory Board of Carl Zeiss Semiconductor Manufacturing Technologies AG, Oberkochen

Member of the Supervisory Board of FC Carl Zeiss Jena, Jena

President of the IHK (Chamber of Commerce) East Thuringia, Gera

Chairman of the Board of Trustees of the Fraunhofer Institute (IOF), Jena

Member of the Board of Trustees of Innovent Jena e.V., Jena

Chairman of the Advisory Board of the Thüringer Aufbaubank, Erfurt

Member of the Advisory Board of ZSP Geodätische System GmbH, Jena (Trimble Group)

Member of the Advisory Board of AJZ Engineering GmbH, Jena

Member of the Advisory Board "East" of Dresdner Bank AG

Member of the Advisory Board "East" of Deutsche Bank AG

Member of the Advisory Board of Ernst-Abbe-Stiftung

Member of the State Board of Trustees Saxony-Anhalt / Thuringia of the Founders' Association for German Science

Member of the Board of Trustees of the Jena Polytechnic College.

· **Dr. Manfred Fritsch, Kleinpürschütz bei Jena**

Member of the Supervisory Board,

Other mandates:

Member of the Supervisory Board of Messe AG, Erfurt,

Member of the Board of the Kompetenznetz Optische Technologie OptoNet e.V., Jena,

Chairman of the Advisory Board Verkehrslandebahn Schöngleina GmbH, Schöngleina.

- **Dr. Markus Guthoff, Krefeld**
  Member of the Board of the IKB Deutsche Industriebank AG,
  Member of the Supervisory Board (since 1 October 2004)
  Other mandates:
  Chairman of the Advisory Board of IKB Private Equity GmbH, Düsseldorf
  Chairman of the Advisory Board of IKB Data GmbH, Düsseldorf
  Member of the Supervisory Board of MetaDesign AG, Berlin
  Member of the Supervisory Board of Argantis GmbH, Cologne
  Member of the Advisory Board of Poppe & Potthoff, Werther
  Member of the Board of IKB Capital Corporation, New York, USA.

- **Wilhelm Burmeister, Jena**
  Group Manager Manufacturing Control and Chairman of the Works Council of
  Carl Zeiss Meditec AG, Jena,
  Member of the Supervisory Board on behalf of the employees (since 1 October 2004)
  no other mandates.

- **Jürgen Dömel, Jena**
  Chairman of the Group Works Council of Carl Zeiss AG, Oberkochen,
  Chairman of the Works Council at Carl Zeiss Jena GmbH, Jena,
  Member of the Supervisory Board on behalf of the employees (until 30 September 2004)
  Other mandates:
  Member of the Supervisory Board of Carl Zeiss Jena GmbH, Jena,
  Member of the Supervisory Board of Carl Zeiss AG, Oberkochen

- **Franz-Jörg Stündel, Jena**
  Service Engineer at Carl Zeiss Meditec AG, Jena,
  Member of the Works Council of Carl Zeiss Meditec AG, Jena,
  Member of the Supervisory Board on behalf of the employees
  no other mandates.

The active members of the Supervisory Board received a total remuneration of € 130,000 for the 2003/2004 financial year. The amount of fixed and variable remuneration of individual members of the Supervisory Board is calculated in compliance with the Company's articles of association.

Advances / loans and contingent liabilities in favour of members of executive bodies
No advances or loans have been granted to members of the executive bodies. The Company has not entered into any contingent liabilities in favour of members of the Management Board / Supervisory Board.

(32) German Corporate Governance Code / Declaration according to Art. 161 *AktG* (Stock Corporation Act)

The declaration mandated under Art. 161 *AktG* was made available to the Management and Supervisory Boards and the shareholders.

(33) Appropriation of profits for the financial year 2003/2004

The financial year 2003/2004 closed with a net income of € 13.231 million. The Management Board proposes that the accumulated earnings of € 13.073 million be carried forward to new account.

Jena, 8 November 2004
Carl Zeiss Meditec AG

Ulrich Krauss
President and CEO

Bernd Hirsch
Member of the Management Board

Audit opinion

We have audited the annual financial statements of Carl Zeiss Meditec AG, Jena, as well as the accounting and management report of the Company, for the financial year from 1 October 2003 to 30 September 2004. The maintenance of books and records and the preparation of the annual financial statements and management report in accordance with German commercial law and supplementary provisions in the articles of association are the responsibility of the Company's management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, and the management report based on our audit.

We conducted our audit of the annual financial statements in accordance with Art. 317 HGB (German Commercial Code) and the generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW, German Institute of Auditors). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with the principles of proper accounting and in the management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectivness of the internal control system and evidence supporting the disclosures in the books and records, the annual financial statements and the management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall presentation of the annual financial statements and management report. We believe that our audit provides a reasonable basis for our opinion.

Our opinion has not led to any reservations.

In our opinion, the annual financial statements give a true and fair view of the net assets, financial position and results of operations of Carl Zeiss Meditec AG. On the whole the management report provides a suitable understanding of the Company's position and suitably presents the risks of future development.

Stuttgart, 10 November 2004

Prof. Dr. Binder, Dr. Dr. Hillebrecht & Partner GmbH
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft

Schupeck
Wirtschaftsprüfer

Barth
Wirtschaftsprüfer

Printed in Germany 01/2005
Printed on environment-friendly paper, bleached in a chlorine-free process.

Carl Zeiss Meditec AG

Jens Brajer
Director Investor Relations

Phone: +49 (0) 36 41 / 2 20-1 15
Fax: +49 (0) 36 41 / 2 20-1 17
investors@meditec.zeiss.com

Carl Zeiss Meditec AG
Goeschwitzer Str. 51-52
D-07745 Jena, Germany

Phone: +49 (0) 36 41 / 2 20-0
Fax: +49 (0) 36 41 / 2 20-112
www.meditec.zeiss.com

Annual Report

2003/2004


vision
2020
THE RIGHT TO SIGHT

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ZEISS
CARL ZEISS MEDITEC

The financial year 2003/2004

The most important facts at a glance

- Organic sales growth compensates for negative exchange rate effects
- Consolidated net income almost doubled
- Operative cash flow above previous year
- New product strategy further successfully implemented: 6 new products launched
- Targeted additions to product portfolio strengthen the Company's leading market position

Overview of business development

	Financial year 2003/2004	Financial year 2002/2003	Change
Consolidated sales	234,878	235,714	-0.4%
Gross margin	46.4%	43.5%	+2.9%-pts.
Earnings before interest and taxes (EBIT)	26,326	24,723	+6.5%
EBIT margin	11.2%	10.5%	+0.7%-pts.
Consolidated net income	12,610	6,558	+92.3%
Return on sales	5.4%	2.8%	+2.6%-pts.
Earnings per share	€ 0.44	€ 0.25	+76.0%

	30.09.2004	30.09.2003	Change
Cash and cash equivalents	49,748	45,015	+10.5%
Net cash and cash equivalents	77,100	57,067	+35.1%
Trade accounts receivable[1]	34,806	38,706	-10.1%
Days of Sales Outstanding (DSO)	53.3 days	59.1 days	-9.8%
Inventory	34,126	38,611	-11.6%
Net working capital	29,937	41,413	-27.7%
Liabilities	78,260	81,298	-3.7%
Net debt	1,160	24,194	-95.2%
Equity ratio	61.1%	59.0%	+2.1%-pts.

	Financial year 2003/2004	Financial year 2002/2003	Change
Cash flow from operating activities	31,597	28,056	+12.6%
Cashflow / sales	13.5%	11.9%	+1.6%-pts.

1 *Thereof from third parties: € 26.243 million (30 September 2004) and € 30.344 million (30 September 2003)*

By successfully exploiting our internal and external growth options we have strengthened and expanded our position as the leading manufacturer of ophthalmic systems and devices in the financial year 2003/2004.

Our vision of helping each individual to achieve perfect eyesight is the prime motivator driving our actions. In the financial year 2003/2004 we passed many important milestones and launched new initiatives, showing that we are well on the way to achieving this ambitious goal.

We are keeping a close eye on developments in our market and will continue to actively shape it. We will systematically extend our product range and strengthen the presence of our Company in attractive market segments.

The high awareness of the "Zeiss" brand, our unique product portfolio, our great innovative power and the resulting outstanding market position form the basis for our expansion plans. As a company with high asset value and promising growth prospects, we are building upon the indispensable knowledge, experience and commitment of our employees.

In this way – as in the past – we will endeavour to combine success and responsibility in the future.

The eye and its ailments

"During the course of his or her life, each individual will be confronted with impaired eyesight. It is therefore a top priority to make people aware that early detection is the most important factor in treating serious eye disorders." Prof. med. Anselm Kampik, Professor for Ophthalmology at the Ludwig Maximilian University , Munich.

Vision defects: In the case of vision (refraction) defects, the shape of the eye deviates from its ideal form. In short-sighted people, for instance, the distance from the front to the back of the eyeball is too long, whereas in long-sighted individuals it is too short. The result is that the light beams are not properly focused onto the retina. And, as a consequence, people with such defects have blurred long-distance or close-up vision. In the case of astigmatism, a particular form of vision defect, the light beams are refracted differently at different levels, causing them to be focused onto the retina in a diffuse pattern. Objects then appear distorted. As an alternative to spectacles and contact lenses, modern laser techniques are now capable of correcting vision defects in the cornea.


4
5

Cornea
Transparent tissue forming the outer part of the eye.

Cataract: Cataract is the name given to clouding of the eye lens, which should normally be clear. There are different possible causes of cataract; the most common being age-related lens clouding. The treatment of cataract is the most commonly performed eye operation in the world. In the course of the operation the opaque natural lens of the human eye is replaced by an artificial lens. The probability of suffering from cataract increases disproportionately from the age of 65. The Medicare health scheme in the US alone already spends US$ 3 billion each year on treating cataracts.

Glaucoma: Glaucoma is the name given to all eye disorders which involve an increase in intraocular pressure (although in isolated cases this is not always a symptom), and which reduce visual acuity by destroying the optic nerves, thereby leading to blindness. In industrialised countries, glaucoma is the second most common cause of blindness. The probability of suffering from glaucoma increases disproportionately from around the age of 60. Worldwide it is estimated that over 60 million people suffer from glaucoma, with nearly half of them unaware of their condition! The course of the disease can be suppressed, but not cured.

Retinal disorders: The retina plays an important role in eyesight. Retinal disorders such as age-related macular degeneration (AMD) or diabetic retinopathy often lead to major impairment of eyesight, or even blindness. The progress of a retinal disorder can be suppressed but not cured, i.e. it is a progressive, degenerative disorder.

Age-related macular degeneration (AMD) is the main cause of blindness in people over 50 in the industrialised countries. The number of people in industrialised countries who have become blind as the result of AMD is already larger than that caused by glaucoma and cataract combined.

Cataract | Retina | Glaucoma

2

Lens
Focuses upon the retina light rays entering the pupil.

3

Retina
Light-sensitive membrane lining the inner wall of the back of the eye.

4

Optic nerves
Connect the retina with the brain.


Glaucoma

Forward-looking statements

This Annual Report contains certain forward-looking statements including statements using the words "believe", "assume", "expect" and similar formulations. Such forward-looking statements include known and unknown risks, uncertainties and other factors which may lead to actual future results, the financial position, development or performance of the Group or the relevant sectors differing essentially from those expressly or implicitly assumed in these statements. Among these factors are those which are in the identified risk report of the consolidated management report and other factors named in this Annual Report. Against the background of these uncertainties, some the forward-looking statements could possibly not apply. The Company does not assume any other obligation than those in accordance with legal requirements to keep these forward-looking statements in the future and to adopt them to future events or developments.

This Annual Report does not constitute an offer to sell or solicitation of an offer to purchase any securities of Carl Zeiss Meditec Aktiengesellschaft in the United States of America or in any other jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such offer or solicitation. Readers of this Annual Report are requested to inform themselves about to observe any such restrictions.

Table of contents

To our shareholders

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[illegible]

Consolidated financial statements (US GAAP) 2003/2004

Glossary

To our shareholders





Table of contents

How successful was the financial year 2003/2004 for Carl Zeiss Meditec? The letter to the shareholders contains a brief assessment of our Company's business trends. Additionally, the chapter "The Carl Zeiss Meditec share" provides you with an overview of the performance of Carl Zeiss Meditec shares and our investor relations activities.

Dear Shareholders,

Ladies and Gentlemen,

"A successful period on the way to achieving ambitious growth targets." – this summarises the financial year 2003/2004. We have created a solid internal basis for accelerating our growth in the future. In addition to a further improvement in our net worth, financial position and earnings we were thus able to attain significant efficiency improvements in the sequence of internal operations. Furthermore, we have successfully exploited external growth options: After careful consideration we have decided to strengthen and expand Carl Zeiss Meditec's long-term market position as a provider of ophthalmic solutions with two technology acquisitions and a structural adjustment in sales. Our Company already has the broadest portfolio of systems and devices available on the market today. It extends from the early detection of serious eye diseases such as glaucoma or age-related macular degeneration through the monitoring and management of these ailments right through to the treatment and diagnosis of refractive defects and cataracts.

We are proud of the positive business performance of Carl Zeiss Meditec in the period under review. To a large part it is founded on the motivation, commitment and willingness of the entire workforce at Carl Zeiss Meditec.

The key results of the financial year 2003/2004 are evidence of our Company's economic strength and illustrate the potential Carl Zeiss Meditec has at its disposal. At € 234.9 million sales were at the same level as in the previous year (€ 235.7 million). The underlying organic growth in sales thus enabled us to almost fully compensate for the negative effects of exchange rates, primarily due to the loss in value of the US dollar against the euro. The significance of this for the Company becomes apparent if we consider that after conversion to euros the value of each US dollar earned in the financial year 2003/2004 was about 12% lower than in the previous year. Furthermore, if the sales attained in the previous year from supplies for other manufacturers – so called OEM contracts – terminated at the beginning of the financial year 2003/2004 are adjusted, on a comparable basis to the previous year ("like for like") the actual growth in sales is 12.3%. Earnings before interest and income taxes (EBIT) rose to € 26.3 million compared to the previous year (€ 24.7 million). The EBIT margin thus increased from 10.5% to 11.2%. The basis for this was a significantly improved gross margin of 46.4% (previous year: 43.5%). Consolidated net income almost doubled from € 6.6 million in the previous year to € 12.6 million. Thanks to this development and a successful working capital management, operating cash flow once again showed an increase over the previous year. The former rose by 12.6% from € 28.1 million in the previous year to € 31.6 million. Despite the costs of an acquisition, cash and cash equivalents thus increased to € 49.8 million (previous year: € 45.0 million). To this must be added € 27.4 million in treasury assets, so that as of the balance sheet date net cash and cash equivalents reached the record level of € 77.1 million (previous year: € 57.1 million).

Overall, thanks to the results achieved in the financial year 2003/2004 we see ourselves in an excellent position to double our sales until the end of the 2007/2008[1] financial year. For this purpose we will exploit both the internally generated potential and external growth options. At the same time profit-making potential is to be expanded significantly: The gross margin (gross profit margin) should at this point in time be about 50% and the EBIT margin about 15%.

The main focuses of our investor relations work in the reporting period were the positioning of Carl Zeiss Meditec shares as a sound investment with attractive growth potential and the intensive maintenance and expansion of the circle of shareholders. Based on the successes achieved in this area – notably the inclusion in the research coverage of renowned banks and the increased share trading volume – we will press ahead with our strategic goal of securing admission to the TecDAX index.

We hope you find the Annual Report an inspirational reading. At the same time we invite you to enter into a dialogue with us. Openness and fairness have always been the hallmarks of our communication policy: we look forward to receiving your suggestions, wishes and questions. We would be delighted if you would accompany us on our path into the future.

Sincerely yours,

Ulrich Krauss
President and CEO

Bernd Hirsch
Member of the Management Board

1 *Reference: consolidated sales in the financial year 2002/2003*

The Carl Zeiss Meditec share

General performance: Market overall in sideward trend – good performance of small and mid-caps

The powerful upturn in the global economy that lasted until the spring of 2004 has since slowed down. Growth in the USA and China, in particular, has tailed off considerably. In the USA financial policy moves to stimulate the economy have now run their course, and in China administrative measures have been taken to rein in the exuberant economy. This worldwide slowing down is also reflected in the financial markets. The stock markets which had shown a slight recovery up until the spring had again weakened considerably by the summer half-year.[1] The DAX has meanwhile recovered and is being quoted above the level from the beginning of 2004. In contrast, the performance of the TecDAX was weaker – it has not yet been able to recover from the losses suffered in July and August 2004.

On the other hand, companies with a low to medium market capitalisation – so-called *small* and *mid-caps* – in part showed an above-average improvement in value. This is demonstrated by the performance of the respective SDAX and MDAX indices. Bank analysts expect selected *small* and *mid-caps* to continue this trend. Many of these companies are on an attractive valuation level: In terms of actual growth in profits, the existing absolute and relative valuations in this segment offer investment opportunities which are among the most attractive in Europe.[2]

Key data relating to Carl Zeiss Meditec shares

(in €)

Key data relating to Carl Zeiss Meditec shares

	Financial year 2003/2004	Financial year 2002/2003
Earnings per share	€ 0.44	€ 0.25
Cash flow per share	€ 1.11	€ 1.08
Equity per share	€ 4.63	€ 4.27

1 *Cf.* Deutsches Institut fur Wirtschaftsforschung *(German Institute for Economic Research), Berlin (Publ.): Weekly Report No. 43/2004 "The Situation of the Global and German Economies in Autumn 2004", 21/10/2004, Berlin, p. 629 - 637.*

2 *Cf. Citigroup Smith Barney: "Made in Germany" - Country Research Germany. October 2004, London*

Carl Zeiss Meditec shares

1. Performance significantly improved

In the financial year 2003/2004 Carl Zeiss Meditec shares experienced a sidewards trend. Following the 52-week high of € 13.54 on 30 January 2004 and a slight decline from March 2004 onwards, the share price persisted at between € 10.00 and € 11.45, without exhibiting a specific trend. It repeatedly failed to break through the important 100-day line, so that there was no sustained change in this movement pattern. Reports on the achievement of strategic milestones[3] which will further improve the company's potential sales and earnings capacity had no initial effect. However, there was a sharp rise in the price of Carl Zeiss Meditec shares following the announcement of the preliminary figures for the financial year 2003/2004 on 22 November 2004 and the publication of new company reports by almost all banking houses which cover the Company in the area of equity research. The appreciation in share value in November 2004 thus amounted to 15.0%

Relative performance of Carl Zeiss Meditec shares


+23.9%
+8.4%
100 %
Financial year 2003/2004
Financial year 2004/2005
01.10.2003
01.11.2003
01.12.2003
01.01.2004
01.02.2004
01.03.2004
01.04.2004
01.05.2004
01.06.2004
01.07.2004
01.08.2004
01.09.2004
01.10.2004
01.11.2004
01.12.2004
Carl Zeiss Meditec
DAX
TecDax

Relative performance of Carl Zeiss Meditec shares compared to the DAX and TecDAX indices (1 October 2003 = 100%)

(in %)

3 Reference is made here to the acquisition of the US Laser Diagnostic Technologies, Inc., announced on 21 October 2004, and the structural alignment in sales of Japanese subsidiary Carl Zeiss Meditec Co. Ltd., announced on 1 November 2004

Overall, the performance of Carl Zeiss Meditec shares in the period 1 October 2003[4] to 30 November 2004 outperformed the TecDAX technology index. Whereas the TecDAX grew by 3.9%, the price of our Company's shares increased by 8.4%. It thus made up for a performance lag of 5.9% points compared to the TecDAX which still existed at the end of the financial year 2003/2004 ending 30 September 2004.

2. Trading liquidity successfully increased

The improvement in trading liquidity of Carl Zeiss Meditec shares was and is a major goal in our investor relations work, for it is one of the important factors in investment decisions – particularly with institutional investors.

In the past few months there has been a significant increase in the trading liquidity of Carl Zeiss Meditec shares on the two most important markets, XETRA and the Frankfurt trading floor. Compared to the average daily trading of 13,956 shares in the financial year 2003/2004 on both market places, the volume traded from 1 October to 30 November 2004 had increased by 42.0% to 19,806 shares.

At the same time a further goal in our investor relations work was achieved in this connection: to tie up trading to the XETRA system at the German Stock Exchange. Among other things due to its flexibility, superior order processing and commissions structure, the XETRA system is the preferential trading platform for institutional investors. Accordingly, it is important to guarantee a larger trading liquidity, particularly here. The XETRA portion of average daily trading volume in Carl Zeiss Meditec shares increased from 62.4% in the financial year 2003/2004 to 77.5% in the period 1 October to 30 November 2004.

4 Beginning of the financial year 2003/2004

Development of daily trading volumes of Carl Zeiss Meditec shares


50,000
0
01.10.2003
01.11.2003
01.12.2003
01.01.2004
01.02.2004
01.03.2004
01.04.2004
01.05.2004
01.06.2004
01.07.2004
01.08.2004
01.09.2004
01.10.2004
01.11.2004
01.12.2004

Development of daily trading volumes of Carl Zeiss Meditec shares in the period 1 October 2003 to 30 November 2004

(in shares)

Further systematic expansion of investor relations activities

We have continued to expand our investor relations activities in the financial year 2003/2004. An important aspect of this was the goal-directed marketing of our shares to institutional investors, particularly in Europe. In addition, we presented Carl Zeiss Meditec to fund and portfolio managers in a series of roadshows. Besides Germany, a regional focus was also placed on Switzerland, France, Denmark, the Netherlands and the United Kingdom.

Furthermore, we have been able to boost our Company's financial-analytical support – *equity research coverage* – by reputable international banks. This has further improved the degree to which our Company is familiar to institutional investors in Europe and beyond. Currently Carl Zeiss Meditec is currently covered by nine banks in *equity research*.

Summary of equity research coverage of Carl Zeiss Meditec and current ratings (as of 30 November 2004)

	Analysts	Current investment rating (date) / Previous investment rating
Citigroup Smith Barney	Michael Gallagher, Tina Coombes	Buy (29.11.2004) / Buy
Commerzbank Securities	Burkhard Weiss	Overweight (29.11.2004) / Equal weight
Deutsche Bank	Frank Siebrecht	Buy (23.11.2004) / Neutral
DZ Bank	Dr Patrick Fuchs	Buy (23.08.2004) / Buy
Equinet	Volker Braun	Buy (29.11.2004) / Buy
First Berlin	Gerard Reid	Buy (22.11.2004) / Buy
LBBW	Dr Alexander Burger	Buy (19.11.2004) / Buy
Nord/LB	Ansgar Rauch	Accumulate (26.11.2004) / Accumulate
Sal. Oppenheim	Dr Markus Krämer, Ludger Mues	Buy (22.11.2004) / Buy

A further outcome of our investor relations work was an improvement in the underlying technical conditions for trading Carl Zeiss Meditec shares. With effect from 1 October 2004 a new designated sponsor has been engaged, particularly for the purposes of quoting prices at XETRA and Frankfurt floor trading and keeping the respective order books. The improved underlying technical conditions have also had a positive influence on the trading liquidity of our shares.

Carl Zeiss Meditec shares: key figures

Trading segment	Prime Standard
Price development:	
Share price at the beginning of the financial year 2003/2004*	€ 10.60
Share price at the end of the financial year 2003/2004*	€ 10.09
Share price on 30.11.2004*	€ 11.49
Highest price in the financial year 2003/2004*	€ 13.54
Lowest price in the financial year 2003/2004*	€ 9.95
Shareholder structure:	
Free float	28%
Carl Zeiss AG	72%
Management and Supervisory Board of Carl Zeiss Meditec AG	< 0.01%
Evaluation:	
Market capitalisation of share capital as of 30.11.2004*	€ 326.5 million
Market capitalisation of free float as of 30.11.2004*	€ 91.4 million
Designated sponsors:	Commerzbank AG, Seydler AG (as from 01.10.2004)

*XETRA

Outlook

The main thrust of our investor relations work remains ensuring consistent, open and instant communication with the capital market environments. The aim of this work is to make Carl Zeiss Meditec shares even more attractive. In the financial year 2004/2005 particular attention will be paid to a continued improvement in the trading liquidity of our shares and the optimisation of our shareholder structure. The admission to the TecDAX technology index remains the strategic goal of our investor relations work.

Carl Zeiss Meditec: Asset value with good growth perspectives

- Good market position and excellent prerequisites for playing an active role in industry consolidation:
  - "Zeiss" as a prestigious and renowned brand
  - Efficient global sales network
  - Strong innovative power

- Consistent and distinct improvement in earnings and profits

- Healthy balance sheet structure:
  - Equity ratio at 61.1%
  - High level of net cash and cash equivalents amounting to 35.8% of balance sheet total
  - No net financial debt

- Excellent mid-term growth perspectives in the current market and the adjacent ophthalmic surgery market

In the ophthalmic market





Table of contents

We have reinforced and expanded our position as the world's leading manufacturer of ophthalmic systems and devices in the financial year 2003/2004. In the chapters "Initiatives in the financial year 2003/2004" and "Market and competition" we inform you of the events which have contributed to this, in which fields we are operating and which relevant trends exist there.

In chapter "Growth strategy at Carl Zeiss Meditec" we discuss the basis of our strategy and its components.

Initiatives in the financial year 2003/2004[1]

Products



29 October 2003

1

Dublin, USA



April 2004

2

Pirmasens, Germany



14 May 2004

3

Jena, Germany

1

29 October 2003, Dublin, USA

Market launch: Following extensive clinical research, the new Glaucoma Progression Analysis™ (GPA™) software for the Humphrey® Field Analyzer is now available to practitioners. Due to its even more accurate measurement of glaucoma progression, it allows practitioners to make better treatment decisions on an objective basis.

2

April 2004, Pirmasens, Germany

With the VISUPAC™ 4.0 data management software it is possible to intelligently combine different diagnostic systems, such as fundus cameras and the STRATUSoct™ system and, moreover, to link these up to practice management and hospital information systems.

3

14 May 2004, Jena, Germany

Market launch: The new PreViewPHP™ diagnostic device for the early recognition of serious eye ailments is launched in Europe and Japan. The device permits earlier treatment of age-related macular degeneration (AMD) and thus contributes to preserving good vision. According to the American Academy of Ophthalmology (AAO), AMD is the most common cause of blindness in the over-fifties and currently affects of 25 million people worldwide.

1 *The following initiatives are not comprehensive.*



Anaheim, USA



Jena and Pirmasens, Germany

26 November 2003, Anaheim, USA

AAO: Carl Zeiss Meditec impresses the number one ophthalmology congress in the world, the AAO in the USA, with a new corporate presentation and numerous new products.

17 December 2003, Jena and Pirmasens, Germany

Acquisition: Carl Zeiss Meditec acquires a 100% holding in hiko medical communication GmbH. The Pirmasens-based company now operates under the name Carl Zeiss Meditec Systems GmbH and is specialised in the development of special ophthalmic cross-platform software solutions.



Jena, Germany



Jena, Germany



Nuremberg, Germany

19 March 2004, Jena, Germany

Second Annual General Meeting: Carl Zeiss Meditec AG shareholders give the go-ahead for further growth. A large majority votes in favour of continuing with the existing corporate growth plans and authorises the Management Board to increase the share capital from its current level of € 28.4 million by up to € 13.2 million.

29 April 2004, Jena, Germany

Celebration: The refractive laser team celebrates the delivery of the 100th MEL 80™ with a small reception at the production plant. The system in question is destined for a customer in China – highlighting the growing significance of the Far East market for the laser business. 17 of these systems have already been sold to China since the MEL 80™ was granted approval in September 2003. The aim is to further capitalise on this success in the financial year 2004/2005.

25 June 2004, Nuremberg, Germany

Symposium: Recognised specialists discuss the future of ophthalmology at the 2nd Ophthalmology Forum organised by Carl Zeiss Meditec. The forum analyses the dynamic relationship between innovation and cost-cutting in medicine and the significance of early diagnosis as a crucial element in the battle against eye disorders. "If doctors, ophthalmic equipment producers and patients join their forces, they can contribute to securing the future of ophthalmology," is how Dr. Markus Kraemer, equity analyst at Bankhaus Sal Oppenheim, summed up the current situation.



Athens, Greece



Paris, France

30 July 2004,
Athens, Greece

Olympia 2004: Carl Zeiss Meditec provides ophthalmology practice devices and systems in the "Deutsches Haus" for the duration of the Olympic Games. All the athletes and visitors can have a check-up or, in the event of an acute disorder, be treated professionally using devices provided by the leading system provider.

18 September 2004,
Paris, France

Launch of patient marketing: Carl Zeiss Meditec's basic patient marketing package was unveiled at the ESCRS, the largest European ophthalmology trade fair. The package contains materials designed to help doctors give patients full information on modern laser correction of vision defects while marketing this treatment more actively and more broadly than was previously possible.





Tokyo, Japan



Jena, Germany

12 December 2003, Tokyo, Japan

Significant victory: Following the completion of a twelve-month clinical study, the Japanese Ministry of Health has granted market approval to the Carl Zeiss Meditec VISULAS™ 690s laser, as the only device certified for the photodynamic therapy (PDT) treatment of age-related macular degeneration (AMD). In April 2004 the Japanese health authority also confirmed that patients can now claim a refund of the costs for this AMD treatment. This means that patients in Japan who suffer from this disease can now be given this treatment.

Read more about this subject under "Market and competition" in this report.

22 September 2004, Jena, Germany

Start of clinical study: The first rounds of treatment to correct vision defects using Carl Zeiss Meditec's MEL 80™ excimer laser system have begun as part of the clinical study for approval of the system in the USA. The American health authority FDA (Food and Drug Administration) recently granted the Jena-based provider of ophthalmic solutions permission to carry out the study.

Do you wish to receive up-to-date information? Read the latest company news online at www.meditec.zeiss.com or subscribe to our Investor Update by e-mail or fax.

Register at www.meditec.zeiss.com/ir

Events after the balance sheet date


21 October / 2 December 2004

13 *Dublin, USA and Jena, Germany*


23 October 2004

14 *New Orleans, USA*


26 October 2004

15 *Jena, Germany*


1 November 2004

16 *Tokyo, Japan and Jena, Germany*

13

21 October / 2 December 2004, Dublin, USA and Jena, Germany

Acquisition: Carl Zeiss Meditec, Inc. acquires the US company Laser Diagnostic Technologies, Inc. (LDT) based in San Diego, California. With its proprietary ocular nerve fibre measurement instrument LDT has set a new standard in glaucoma detection. Worldwide sales of approximately US$ 20 million with a break-even operating result are expected for 2004. The acquisition will supplement the product portfolio from 2005 onwards and advance Carl Zeiss Meditec to one of the world's leading companies in the growth market for the early detection and diagnosis of glaucoma.

14

23 October 2004, New Orleans, USA

Superior performance: The market has confirmed the leading position of Carl Zeiss Meditec at the largest ophthalmology trade show in the world, the American Academy of Ophthalmology (AAO). The keen interest shown by trade visitors in the STRATUSoct™, IOLMaster® and MEL80™ systems, among others, generated brisk sales and high visitor numbers at the stand. The PreViewPHP™, VisanteOCT™ and numerous other innovations also attracted a great deal of customer interest. Carl Zeiss Meditec once again demonstrated its intention to strengthen its position as the technological pacesetter for solutions in the field of ophthalmology.

15

26 October 2004, Jena, Germany

Changes on the Supervisory Board: Dr. Markus Guthoff, Management Board Member of IKB, has been newly appointed to the Supervisory Board of Carl Zeiss Meditec AG. The new court-appointed employees' representative on the Supervisory Board is Wilhelm Burmeister, Chairman of the Works Council of Carl Zeiss Meditec AG. Dr. Markus Guthoff and Wilhelm Burmeister were appointed to the Supervisory Board as successors to the members Dr. Franz-Ferdinand von Falkenhausen (Managing Director of Carl Zeiss Jena GmbH) and Juergen Doemel (Chairman of the Group Works Council of Carl Zeiss AG), who are resigning their posts for personal reasons.

16

1 November 2004, Tokyo, Japan and Jena, Germany

Structural alignments: The Japanese subsidiary Carl Zeiss Meditec Co. Ltd., Tokyo, takes over the surgery business of Carl Zeiss Co. Ltd., Tokyo, Japan. Besides a uniform market presence, this move allows considerable synergy effects to be realised in various areas such as administration, sales administration and service. The company can now also coordinate its approval efforts more effectively.

Market and competition

In the ophthalmic market

Carl Zeiss Meditec provides diagnostic and therapeutic systems for the four main diseases of the eye. Our customers are ophthalmologists, eye clinics and optometrists. Our innovative and unique systems support them in their daily work and help them to examine and treat their patients more efficiently and with greater success.

The overall ophthalmic market includes the segments pharmaceuticals, contact lenses, surgical supplies and implants (intraocular lenses) plus devices and systems. The Company estimates the total market for ophthalmic products at roughly US$ 17.2 billion per year. The systems and devices market in which Carl Zeiss Meditec is currently active accounts for roughly US$ 2.1 billion[1] of this. Major competitors such as Alcon, Bausch & Lomb or AMO/VISX are active in all these individual segments. Other companies only offer a restricted range of device classes. Carl Zeiss Meditec has the broadest product portfolio on the market addressed by the Company.

Annual volume of the opthalmic market

(in US$ bn)


Annual volume of the ophthalmic market
Total market volume: 17.2
6.3
2.1
6.4
2.4
Contact lenses
Devices and systems
Implants and consumables
Pharmaceuticals

1 Own estimates based on external reports such as MarketScope Reports 2002-2004 et al

Trends in the ophthalmic market

For some time now a **trend towards consolidation** has been observed in the still strongly fragmented ophthalmic devices and systems market segment. The likely consequence is that only a few providers will dominate the market in a few years' time. Highly specialised niche providers will be taken over by larger companies as they attempt to supplement their product and technology portfolios. An example of this is the takeover of the US glaucoma specialist Laser Diagnostic Technologies, Inc. by Carl Zeiss Meditec as announced at the end of October and closed at the beginning of December 2004.

A further market trend which is closely related to the consolidation trend is the attempt by some providers to **strategically complement their product portfolios**. The reason for this is that customers in this market are increasingly demanding complete solutions rather than individual products.

Carl Zeiss Meditec produces innovative and unique products to help doctors throughout the world examine and treat their patients more efficiently and successfully.

For further information on the four main ophthalmic disorders please refer to the inside front cover of this report.

Market growth and its drivers

Ophthalmology is a growth market. The devices and systems segment is set to grow by an average of 10% per year.

The ophthalmic market is a growth market also in the long run. We are forecasting average annual growth of roughly 10 percent in the devices and systems segment for the period 2002 to 2008. The following graphs show a breakdown of growth across the individual ophthalmic disorders and the key global markets.


Market growth by syndrome
(in US$ m)
Market growth by syndrome
2003
2008 (e)
660
840
175
425
1,200
1,500
280
650
Total market volume: 2,100
Total market volume: 3,630
Compound annual growth rate:
Refraction +12%
Cataract +11%
Glaucoma +10%
Retina +9%
Market growth by region
(in US$ m)
Market growth by region
2003
2008 (e)
460
1,000
530
110
1,050
1,660
770
150
Total market volume: 2,100
Total market volume: 3,630
Compound annual growth rate:
Asia/Pacific +18%
Americas +11%
Europa (w/o Germany) +8%
Germany +8%

The four drivers of growth in ophthalmology[2]

Demographic trends

The global population is growing at an ever faster rate. At the same time the proportion of old people in the population is increasing. Since eye disorders are age-related, the demand for diagnosis and treatment is growing. The early detection and treatment of eyesight disabilities amongst older citizens will become an important challenge in the industrialised countries in the coming years.

Decrease in illiteracy

Studies show that there is a link between the level of literacy and the incidence of short-sightedness. The greater the degree of literacy in the world, the greater the number of people who suffer from myopia.

Advances in medical technology

New devices and systems are permitting new forms of therapy both for disorders which were previously either unknown or untreatable, and also for disorders already identified. Early recognition is increasing in importance here: the earlier the diseases can be diagnosed, the earlier they can be treated. The interlinking of systems and the combination of diagnosis and treatment are assuming an ever-increasing importance.

Increase in health care spending

In developing countries the struggle against blindness is one of the top health priorities. This is giving rise to an enormous demand, not only for devices and systems, but also for related supplies.

In the industrialised countries there is increasing demand for the very latest treatment methods. Wellness and lifestyle trends are creating demand for privately financed operations such as the laser correction of vision defects. At the same time, the increasing health expenditure is leading to greater efficiency in the therapies paid for by health insurance schemes. This means an increasing demand for devices and systems which help to make diagnosis and treatment faster, more efficient and more accurate.

2 UN World Population Trends 2002, US National Eye Institute 2002, MarketScope Reports 2002-2004 et al.

At home around the globe

With our European headquarters (Jena/Germany) and our Pirmasens (Germany) location, and the successful, long-established subsidiaries in North America (Dublin/USA) and Japan (Tokyo) we have a direct presence in the world's most important markets.

In all other countries we avail ourselves of the efficient sales network of the Carl Zeiss Group: About 40 sales companies and over 100 agencies in foreign countries secure access to customers worldwide and give us the extra clout needed to prevail in the global competition. The strong "Zeiss" brand under which our systems and devices are marketed, strengthens our competitive position.

This will enable us to respond quickly to the different needs of practitioners and patients in the future – whether in Asia, Australia, Europe, America or Africa.


Carl Zeiss Meditec, Inc.
Dublin, CA (USA)
Head office
Subsidiaries
Zeiss Group's sales network


Carl Zeiss Meditec, Inc.

100%

Subsidiary
Dublin, CA (USA)


Carl Zeiss Meditec Co., Ltd.
Tokyo (Japan)
Carl Zeiss Meditec AG
Jena (Germany)
Carl Zeiss Meditec Systems GmbH
Pirmasens (Germany)


Carl Zeiss Meditec AG



Head office
Jena (Germany)


Carl Zeiss Meditec Systems GmbH

100%

Subsidiary
Pirmasens (Germany)


Carl Zeiss Meditec Co., Ltd.

51%

Subsidiary
Tokyo (Japan)

Japan – lucrative market with high entry barriers

The Japanese ophthalmic market is the second-largest in the world. The gradually ageing population – the number of over-65s is increasing by 1.8 percent each year – means that the demand for treatment and diagnostic devices is set to rise considerably in the future, due mainly to age-related disorders.

The Company succeeded in completing the entire extremely complicated approvals procedure for the VISULAS™ 690s in a record time of just 17 months. This saw the Company succeed not only in gaining access to a lucrative market, but also in gaining a strategic advantage over its rivals.

Before a medical technology company can sell its products on the Japanese market there are high barriers of entry to overcome: the Japanese Ministry for Health, Labour and Welfare (MHLW) has the world's lengthiest and most complex approvals procedure for new products. Each device must satisfy the MHLW by providing comprehensive proof of its effectiveness and safety. The obstacles in this procedure are so high that companies have repeatedly abandoned their approval plans in mid-process in the past.

The approval of the VISULAS™ 690s in December 2003 was an important step for Carl Zeiss Meditec in positioning itself as a leading complete solution provider for the treatment of age-related macular degeneration (AMD). In industrialised countries AMD, a typical disease among older people, is the main cause of blindness in the over-50 age group. The Company's extensive product range extends from early detection through to treatment and covers diagnosis, treatment and aftercare for this disorder: the STRATUSOCT™, PreView PHP™, various fundus cameras and also the VISULAS™ 690s are already used successfully to treat AMD in large parts of the world.

The Company succeeded in completing the entire extremely complicated approvals procedure for the VISULAS™ 690s in a record time of just 17 months. This saw the Company succeed not only in gaining access to a lucrative market, but also in gaining a strategic advantage over its rivals. Carl Zeiss Meditec, with its VISULAS™ 690s, is the first and, up to now, only company to offer a laser which, in conjunction with the Novartis medicine Visudyne®, provides effective AMD treatment in the form of so-called photodynamic therapy.

3 U.S. Census Bureau, Population Division, International Programs Center



The MHWL team in Japan
(from left to right:
Kiyomi Shimoyama,
Mitsutaka Niikura
and Yukinobu Nakazato)


Carl Zeiss

In Japan the name ZEISS stands
for excellent business relations
with a long tradition

In a second step Carl Zeiss Meditec also managed to considerably extend its sales opportunities in this field. Since April 2004, patients in Japan have been able to have their AMD treatment based on the VISULAS™ 690s and Visudyne® from Novartis reimbursed by the state health service. This has led to a surge in demand for the VISULAS™ 690s: 15 of these systems were sold in Japan in the first month alone.

In parallel to this, Carl Zeiss Meditec is currently working to further extend its range of AMD products for the Japanese market. The Company has applied for approval of its PreView PHP™ system, a diagnostic system which can detect AMD earlier than was previously possible. The next challenge facing the VISULAS™ 690s and the PreView PHP™ is the *post market study* required by the Japanese health authority. This involves extensive studies generally extending over a period of roughly three years. Just under 600 patients will need to be examined and treated for this.

The high degree of personal commitment and professional expertise shown by our colleagues in Tokyo was instrumental in Carl Zeiss Meditec now being able to market itself as a solution provider for the diagnosis and treatment of the serious eye disorder of AMD in Japan.

Growth strategy at Carl Zeiss Meditec

All-round technological competence and application know how become crucial competitive factors

The medical engineering industry, not least in the field of ophthalmology, is set to play a decisive role in the effective management of disease at the point where innovation meets quality. A necessary precondition for this – and a crucial precondition for remaining competitive - is all-round technological and application expertise. In the field of ophthalmology, for instance, the strategy of confining the range of products to a handful of diseases is becoming gradually obsolete now that the customers, i.e. doctors, are increasingly demanding comprehensive solutions and not just individual products. In the face of rising treatment costs on the one hand and falling health budgets on the other, this is a way to offer doctors, patients – and not least the payers – the best possible and most cost-effective medical care.

Today Carl Zeiss Meditec already has one of the broadest product portfolios on the market, ranging from early detection of serious eye diseases such as glaucoma or age-related macular degeneration and the monitoring and management of these disorders through to treatment. We can therefore already offer doctors solutions for the highly complex tasks with which they are confronted on a daily basis.

In addition, we are also examining growth perspectives in segments adjacent to the market for ophthalmic systems and equipment. These include ophthalmic surgery concerned with the treatment of eye diseases, for example, cataract surgery. In order to successfully expand our business activities in this market, additional prerequisites must be created with regard to the product range.

Our aim is to further consolidate the market and competitive position of Carl Zeiss Meditec in the future, as evidenced by the strategic milestones which we reached in the financial year 2003/2004 and will be described in the following.

1. Intelligent software linking of devices creates opportunity for increased efficiency

Carl Zeiss Meditec's strategy is to continuously influence the ophthalmic market into the future. Identifying market trends at an early stage is crucial here: the combining of separate systems to form a complete solution holds highly promising growth potential. This is not restricted to the combination of diagnostic and treatment devices; it also extends to the networking of different diagnostic instruments and techniques. This is the only way to increase efficiency for doctors and patients and to further improve treatment results. The software-based linking of individual systems is a necessary precondition for this. A comprehensive product portfolio and appropriate software know-how are two of the decisive success factors to companies in order to prevail amongst the competition.

Carl Zeiss Meditec is systematically expanding its product portfolio to meet market demands.

This is the reason why Carl Zeiss Meditec decided to acquire its long-standing cooperation partner and software specialist hiko medical communication in Pirmasens in December 2003. The company, now operating under the name Carl Zeiss Meditec Systems GmbH, specialises in the development of medical software solutions. The new product of Carl Zeiss Meditec Systems GmbH, the VISUPAC™ 4.0 software, represented an important milestone on the path of implementing of the corporate strategy. With the new software it is now possible to intelligently combine different diagnostic systems, such as fundus cameras and the STRATUSOCT™ system, and to link these up to practice management and hospital information systems.

Carl Zeiss Meditec's strategy is to continuously influence the ophthalmic market into the future. Identifying market trends at an early stage is crucial here.

2. Targeted completions of product portfolio strengthen the Company's leading position

Carl Zeiss Meditec is systematically expanding its product portfolio to meet market demands. The take-over of the US glaucoma diagnosis specialists Laser Diagnostic Technologies, Inc. (LDT) announced at the end of October 2004 and closed at the beginning of December 2004 is a good example here. This technology acquisition makes us one of the global leaders in the early detection and diagnosis of glaucoma. LDT's main product, the GDx VCC, is a systems specially developed for this application. It thus complements the market presence of Carl Zeiss Meditec's STRATUSOCT™, a retinal imaging system with a wide range of possible applications. The GDx VCC system is therefore aimed primarily at customers who do not require the full range of examination possibilities, as offered by the STRATUSOCT™. The global market presence of Carl Zeiss Meditec will help GDx VCC achieve wider distribution and therefore bring about additional application possibilities.

The acquisition of hiko medical communication GmbH and Laser Diagnostic Technologies, Inc. is further proof of our role in a market to be consolidated.

3. Targeted expansion of sales activities

We work continuously at expanding and strategically focussing our global sales activities to ensure that we can continue to market our products successfully. This was the reason behind the "FLAG" sales initiative which was launched in August 2003. FLAG stands for "Focus-Leverage-Action-Growth" and its goal is to systematically raise the penetration of individual products in selected markets. The diagram below highlights the "FLAG process":

"FLAG process"

"FLAG process"

- Strategic market analysis
- Production of ideas/ Quantifiying potentials
- Monitoring/Controlling
- Implementation of measures
- Prioritisation of goals/decision

The main goal of FLAG is to tap into existing market potential – and thereby increases sales. With consolidated sales of € 64.5 million, the fourth quarter of the financial year 2003/2004 was well above the annual average and is evidence of the first successes of this initiative. The initiative also led to increases in sales and profits from the IOLMaster®, the STRATUSOCT™, the VISULAS™ 532s laser and the Humphrey® Field Analyzer in all major markets of the Company.

Particularly in Japan and the USA, further investments were made in the expansion of sales capacities.

Strategic decisions are dilligently prepared – the work of the Advanced Development and the New Business Development teams

Advanced Development Team

Strategic decisions need to be carefully prepared. This also applies for innovative products which shall receive broad acceptance in the market. Today it is more important than ever to recognise development trends in the market at an early stage and to assess their potential. At the same time, ever greater demands are being placed on the research and development team to ensure that their work conforms to the latest technical standards and regulatory requirements (e.g. the regulations set down by the US Food and Drug Administration). The part of the development process which leads to the finished, marketable product – the main development – is tightly organised and highly exacting in terms of the level of documentation required, and is subject to intense business pressure to literally deliver the goods. It is too late to address basic issues at this stage in the process. This is why it is best to clarify basic technological and application-related risks before the start of the main development phase. And this is the basic objective of the work of the Advanced Development Team of Carl Zeiss Meditec. The team's responsibilities include:

- The latest findings in the field of ophthalmology are subjected to an active screening process in order to identify and assess development trends at an early stage.
- We come across new ideas in our fields of work every day. These need to be examined and analysed so that we can decide on their economic benefit for Carl Zeiss Meditec.
- In order to efficiently organise the main development for a new system, its underlying principle must already have been proven and developed into a laboratory model, a so-called "demonstrator". This also belongs to the Advanced Development Team's tasks.

The entire research and development department of Carl Zeiss Meditec benefits from the work of this team. New products can be developed more quickly through to the market maturity without neglecting the underlying research work on future product and technology innovations which will be important for the future business success of the Company.

New Business Development Team

As a listed company, Carl Zeiss Meditec attracts a great deal of attention – and not only from financial investors. Ideas for collaborative efforts are often proposed as a result. These are processed by the New Business Development Team. The individual proposals are structured, examined and a decision made on whether they should be pursued or not. The heads of Strategic Business Development, Research and Development, Advanced Development and Product Management are closely involved in this process. Key decision-making criteria for the viability of an idea include the strategic relevance, the clinical usefulness, clarification of the patent status and the existence of a sound business plan.

A large number of proposals have already been analysed and assessed since the New Business Development Team was set up. Some of these go through to full assessment, others are entered into a watch list from where they may be activated at some time in the future. The members of the New Business Development Team will continue to carefully evaluate all offers, ideas, proposals and external developments in an ongoing process – as a way of guaranteeing the innovative power of Carl Zeiss Meditec.



The Advanced Development Team
from left to right:

Dr. Manfred Dick,
Diego Zimare,
Dr. Thomas Mohr,
Dr. Michael Bergt,
Dirk Preuss





The New Business Development Team
from left to right:

Dr. Wilfried Bissmann,
Dr. Martin Wiechmann,
Dr. Manfred Dick,
Rudolf von Bünau,
Dr. Stefan Traeger

Spotlight USA





The most important ophthalmic market worldwide is the USA. In our spotlight we feature not only the background information concerning this major market and the success we have experienced in it. We also report on interesting trends of the future. You can also read how Carl Zeiss Meditec is gearing up to the challenges of the future.

The American market

Compellingly attractive

As the world's leading economic power, the United States of America generates about one-fifth of the annual income of global economies.[1] Entrepreneurial initiative, free trade and a high level of consumer consciousness were and are a trademark of the world's leading industrial nation. This environment attracts manufacturers of industrial goods from across the globe. The U.S. market also offers outstanding sales opportunities to companies in the medical technology and ophthalmic industries. These factors have allowed Carl Zeiss Meditec to enjoy a successful presence in the U.S. for more than 20 years, as the world's leading manufacturer of ophthalmic equipment and systems.

One reason for the size of the U.S. market is that per capita spending on health care is far higher than anywhere else in the world. The average U.S. citizen spends nearly US$ 5,000 annually for their health, and more than half of this is funded privately or through private health insurance companies.[3]

For Carl Zeiss Meditec, the attractiveness of the U.S. market stems from the vast dimensions of the country. The U.S. share of the ophthalmic market, in which Carl Zeiss Meditec products are offered, represents between 40 and 45 percent of the total global market, relatively independent of the respective product group. For example, approximately 46 percent of the global market for ophthalmic diagnostic systems is in the U.S., creating a US$ 500 million opportunity.[2] One reason for the size of the U.S. market is that per capita spending on health care is far higher than anywhere else in the world. The average U.S. citizen spends nearly US$ 5,000 annually for their health, and more than half of this is funded privately or through private health insurance companies.[3]

1 *www.auswaertiges-amt.de*
2 *MarketScope, The Surgical and Office Based Diagnostic Equipment Market, March 2004*
3 *www.who.int*





Per capita health expenditure of selected countries (2001)

(in US$)


Per capita health expenditure of selected countries
India
China
Russia
Brazil
Spain
UK
Japan
Italy
France
Germany
USA
0
1.000
2.000
3.000
4.000
5.000
Publicly financed
Privately financed

WHO, www.who.int

Baby Boomers: The patients of today and tomorrow

A further driver of the growing demand for innovative diagnostic and treatment systems is the aging of the world's population. In the world's key industrial countries, the growth of the aging population is due primarily to the so-called "Baby Boomer" generation. Baby Boomers are part of the large age group born in the two decades following World War II, which is analogous to the post-war generation born in many European countries. More than 75 million U.S. citizens born between 1945 and 1964 today make up approximately one-third of the U.S. population. Baby Boomers embody the American way of life in a special way: their active lifestyle is accompanied by a high propensity to consume. As a result, it is not only the largest homogeneous section of the population - representing the majority of the wage and salary earners – it is also the group which achieved the highest level of income in the 1990s.[4]

4 *www.bbhq.com/bomrstat.htm*

US birth rates from 1940-1994


Births
5.000
4.000
3.000
2.000
1.000
0
Year
1940
1944
1948
1952
1956
1960
1964
1968
1972
1976
1980
1984
1988
1992
Other years of birth
Baby Boomer years
www.bbhq.com

U.S. birth rates from 1940 to 1994

(in '000s)

Every eight seconds a Baby Boomer crosses the threshold to the age of fifty. The inevitable result is that in an aging population such as the U.S. – as in other industrial countries – there will be a sharp increase in the occurrence of serious eye disease associated with an aging population, such as cataracts, glaucoma and retinal disorders.

Current statistics from the U.S. provide clear evidence of this disproportional increase in the aged: According to an in-depth study conducted by the National Eyecare Institute of Maryland in 2002, more than 10 percent of 65-year-old men have been treated for cataracts and more than 50 percent of 80-year-old women have undergone cataract surgery. The prevalence of eye disease among seniors also applies to retinal disorders: one in four Americans over age 60 has noted symptoms of age-related macular degeneration (AMD). More than eight million people in the U.S. suffer from this disease, which can lead to blindness if left untreated.[5]

If one considers glaucoma, the prevalence increases noticeably after the age of 65. In the U.S. approximately three million people suffer from the disease, with nearly half of them unaware of their condition. In the early stages of the disease, the human brain can compensate for losses in the central visual field. Once it is diagnosed, the glaucoma is already at an advanced stage. At this point, it is not possible to cure glaucoma, but merely to slow its progression.[6]

In the coming years, the treatment of serious eye disease among older citizens will become even more of a challenge in the U.S., as well as in other industrialized countries.

5 *US National Eye Institute, Vision Problems in the US, Prevalence of Adult Vision Impairment and Age-Related Eye Diseases in America, 2002*
6 *Ibid., Herald Tribune of 24 May 2004*

The following figures show the prevalence rates in the U.S. by disease:

Prevalence rate of age-related disease by age group (estimated)


Prevalence rate of AMD by age group (estimated)
Prevalence rate
16
14
12
10
8
6
4
2
0
55-59
65-69
75-79
85+
Female
55-59
65-69
75-79
85+
Male
Age
White
Black
Hispanic
Other

US National Eye Institute, Vision Problems in the US, Prevalence of Adult Vision Impairment and Age-Related Eye Diseases in America. 2002

Prevalence rate of age-related disease by age group (estimated)


Prevalence rate of cataract by age group (estimated)
Prevalence rate
80
70
60
50
40
30
20
10
0
50-54
60-64
70-74
80+
Female
50-54
60-64
70-74
80+
Male
Age
White
Black
Hispanic
Other

US National Eye Institute, Vision Problems in the US, Prevalence of Adult Vision Impairment and Age-Related Eye Diseases in America. 2002

Prevalence rate of age-related disease by age group (estimated)


Prevalence rate of glaucoma by age group (estimated)
Prevalence rate
14
12
10
8
6
4
2
0
50-54
60-64
70-74
80+
Female
50-54
60-64
70-74
80+
Male
Age
White
Black
Hispanic
Other

US National Eye Institute, Vision Problems in the US, Prevalence of Adult Vision Impairment and Age-Related Eye Diseases in America. 2002

The Baby Boomer generation in the U.S. is representative of an increase in health consciousness and a greater desire for the most advanced treatment of disease. Discriminating patients demand comprehensive solutions for successful treatment and are disinclined to accept compromises. Because of this, Baby Boomers are significantly more accepting of innovative technologies than earlier generations.

U.S. lifestyle helps to drive the market

Baby Boomers' confidence in modern technology and innovative medical devices has been passed on to younger generations. The well-developed health and trend consciousness of American youth is reflected in the refractive treatment of vision defects. In no other segment of the ophthalmic market is the dominance of the U.S. market so pronounced as in the laser correction of vision defects, known as refractive surgery. The number of treatments in the U.S. in relation to operations carried out worldwide is even higher than in the diagnostic market – based on the number of procedures per 100,000 inhabitants this is almost twice as high as, for example, in Germany.[7] The driver of this markedly higher treatment rate in the U.S. is a very targeted group: lifestyle-conscious spectacle wearers in their 20s. They see the procedure as a cosmetic, rather than surgical, operation. Moreover, they have the financial means and are willing to bear the costs of treatment, as health insurance companies do not reimburse for most refractive procedures.

Refractive laser surgery (per 100,000 inhabitants)


410
311
250
248
182
166
135
USA
Korea
Italy
Canada
Germany
France
UK

MarketScope, The Comprehensive Report on the Refractive Market, November 2003

Refractive laser surgery in the U.S. and other industrialised countries

(per 100,000 inhabitants)

7 *MarketScope, The Comprehensive Report on the Refractive Market, Nov. 2003*

Carl Zeiss Meditec in the U.S. – Milestones of a success story

[illegible]

Thirty-two years ago two like-minded partners started a joint venture in Berkeley, California: Luis Alvarez, professor at the renowned University of California and Nobel Prize laureate for high-energy physics, and Bill Humphrey, an inventor who had set himself the task of turning Alvarez's inventions into marketable products.

In 1975, Humphrey - by then adopted as the company's name (it still enjoys a high standing among ophthalmic surgeons and opticians in the United States) - introduced the Vision Analyzer. The Vision Analyzer, a new form of refraction system to determine visual acuity without the use of special glasses and similar devices, triggered a massive growth phase for the company. In 1978, Humphrey launched the Lens Analyzer, still the most common instrument for the automatic measurement of the refractive power of spectacle lenses.

A pioneering spirit and creative power have been hallmarks of Carl Zeiss Meditec in California since its inception. As a result, it is no surprise that the resources and research and development efforts play a major role in the expansion of our market leadership, and will continue to do so in the future.

When the Humphrey® Field Analyzer (HFA) was introduced to a worldwide specialist audience in the early 1980s, few could have predicted that the company had created what would become a new gold standard in functional early glaucoma diagnosis – and this still applies today. In the new millennium, more than 80 percent of U.S. eye specialists and more than 65 percent of optometrists still place their trust in the dependability of the HFA for the diagnosis of glaucoma.

A pioneering spirit and creative power have been hallmarks of Carl Zeiss Meditec in California since its inception. As a result, it is no surprise that the resources and research and development efforts play a major role in the expansion of our market leadership, and will continue to do so in the future. Our premier position in the U.S. ophthalmic market and around the globe is based on products that stem from innovation. The optical coherence tomography (OCT) developed by U.S. engineers is one such technology. It forms the basis of Carl Zeiss Meditec's glaucoma diagnostic system, the STRATUSoct™, with which the Company has revolutionized the diagnosis of glaucoma and serious retinal disorders. The STRATUSoct™ enables real-time, cross-sectional views of the retina. It is the first device in the world, to generate high resolution, photographic quality images of the structures behind the retina. This enables glaucoma to be detected much earlier than ever before. Carl Zeiss Meditec has established itself as the leader in a market segment, which, according to its own estimates, is set to grow by eight to ten percent annually. This is a position that is further strengthened by the acquisition of the U.S. company Laser Diagnostic Technologies, Inc. as announced in October 2004 and closed at the beginning of December 2004.



More than half of the Carl Zeiss Meditec Group's employees work at the U.S. location.

Carl Zeiss Meditec and AMD – Active prevention of blindness

Age-related macular degeneration in the U.S.

AMD is the leading cause of blindness in persons over the age of 50. Today, approximately two million U.S. citizens suffer from a serious limitation to their eyesight due to an advanced stage of AMD. Another 15 million Americans have pre-symptomatic indications of AMD. The total number of AMD cases is expected to triple over the next 25 years. One reason for this is that an increasing number of Baby Boomers are reaching an advanced age, joining the potentially AMD-endangered population group. A total of about eight million U.S. citizens suffer from age-related macular degeneration, a disease that can result in permanent loss of eyesight.[5]

Carl Zeiss Meditec at the AAO, the world's No. 1 ophthalmology congress





5 *US National Eye Institute, Vision Problems in the US, Prevalence of Adult Vision Impairment and Age-Related Eye Diseases in America, 2002*

Given that AMD is a progressive, degenerative condition in which the loss of vision is irreversible, early detection and treatment of AMD is crucial. New drugs and therapies are emerging as a response to the increased incidence of AMD, and these, in turn, are driving the need for reliable diagnostics for AMD. These procedures are designed to recognize the disease at an early stage and increase the efficiency of treatments for delaying AMD. Only in this way will it be possible to preserve eyesight.

Demonstrating its leadership in AMD diagnosis and treatment, Carl Zeiss Meditec offers a comprehensive three-pronged solution to slow and even arrest AMD progression, and prevent blindness among patients.

Carl Zeiss Meditec's three-pronged solution for AMD

Practitioners are demanding a comprehensive and integrated approach for the treatment and management of AMD, and patients want to maintain high-quality vision as long as possible. Carl Zeiss Meditec has geared itself to these requirements and provides innovative and technologically superior solutions that improve patient care and enhance clinicians' techniques. Demonstrating its leadership in AMD diagnosis and treatment, Carl Zeiss Meditec offers a comprehensive three-pronged solution to slow and even arrest AMD progression, and prevent blindness among patients:

- Early detection
- Effective monitoring
- Innovative therapy

The latest addition to the Carl Zeiss Meditec three-pronged solution is the PreView PHP™. It is designed to be the first line of defence in the progression of AMD into its advanced stage – a stage in which everything depends on its detection and permanent monitoring.

Carl Zeiss Meditec will continue to explore new solutions to solve the growing challenges presented by specialists and patients, including other AMD diagnostics and treatments.

" ... to focus on what the clinician really wants."

What determines success in the U.S. (ophthalmic) market?

JAMES TAYLOR: We see the drivers of the market and we're not the only company that recognizes that. You have the pharmaceutical companies investing; you have the biotech companies investing; and you have other technology companies investing. What you have is this almost primordial stew of energy starting to focus on this market - and out of that comes opportunity.

What differentiates Carl Zeiss Meditec from its competitors? What makes Carl Zeiss Meditec's products attractive for doctors and patients?

JAMES TAYLOR: We are not only committed to providing products, but actually looking at clinical needs – figuring out how we can bring diagnostics, therapeutics, and devices together – in order to provide those solutions. And, if you look at almost any advance that's going in ophthalmology right now, we are probably either a primary provider, a secondary enabler, or providing a technology platform that's making it possible.

Diagnosis and therapeutics are going to be combined into systems that are far more elegant for the customer, on a parallel with the way, in the old days, anesthesia machines were provided by one company, heart monitors provided by another, oxygen monitors provided by another. Now, if you go buy an anaesthesia system ... it certainly will have integrated diagnostic and therapeutic systems.

What are the major market trends among patients from your perspective?

JAMES TAYLOR: Patients expect "perfect vision" due to the many technological advancements in recent years. Aging "Baby Boomers" are growing the market, as eyesight fails with age.

What are the major trends in the market and, above all, what are the preconditions for future success?

JAMES TAYLOR: As you look at the shape of the (ophthalmic) industry, diagnostics and therapeutics become integrated into systems and other components and become integrated into solutions. For us to be successful, we need to have all parts of that spectrum covered so we could actually focus on what the clinician really wants, which is a solution to his or her problem.



Jim Taylor, President and CEO of Carl Zeiss Meditec, Inc



Research and development made in the USA

Responsible management


2020
TO SIGHT



Responsible management is a combination of long-term added value and a sense of responsibility. We are convinced that trust can only be built up on this basis – a basis for successful cooperation with our shareholders, customers, business partners and employees.

On the following pages we will explain the basis of our value-orientated corporate management and how high social responsibility ranks at Carl Zeiss Meditec.

Transparency in communications is the direct result of responsible management. This is why we give you a detailed insight into the work of the executive bodies of our Company and explain how corporate governance is implemented at Carl Zeiss Meditec.

The workforce at Carl Zeiss Meditec

Highly qualified and motivated employees are the precondition for long-term business success. Thoughtful human resources development and continuous improvement play a crucial role here. With unique products and first-class service, Carl Zeiss Meditec's worldwide workforce of about 800 strives to uphold the Company's premier position in the market for ophthalmic equipment in the future. The following figure provides an overview of the personnel structure at Carl Zeiss Meditec in individual operating segments:

Personnel structure at Carl Zeiss Meditec as of 30 September 2004


Personnel structure at Carl Zeiss Meditec AG
2.5%
9.2%
31.0%
20.4%
16.6%
3.5%
16.8%
Production
Sales and marketing
Service
Product management
Research and development
Management Board, commercial sector, administration
Quality management

In order to further extend our lead over the competition we need a constant stream of innovative products which are tailored to meet customers' needs. For this we require staff whose thinking extends beyond the horizons of their own particular area of work and who have the necessary multidiscipline knowledge. Carl Zeiss Meditec is already investing considerable sums in further training for its employees. All completed courses etc. are noted in a training record and are chosen to meet particular needs. This training extends well beyond a narrow definition of technical training courses and also includes social skills such as collaborating, team working and networked thinking. The training process encompasses all levels in the Company.

The system will be further expanded in the financial year 2004/2005 to include an additional, needs-based internal training programme consisting of roughly 40 courses and units. This additional programme will act as a channel through which all employees can pass their knowledge on to their colleagues. The choice of programme content is designed to optimise processes and to convey interface knowledge which extends beyond each individual's own area of work.



Meetings and workshops with the employees of all Carl Zeiss Meditec locations form a constituent part of our innovation culture.

Compensatory stock plan for all staff in Germany and the USA

30 September 2004 saw a further successful financial year draw to a close. This is thanks not least to the joint, cross-location efforts to become one of the leading solution providers in the field of ophthalmology. As a result of the business success and in recognition of the great personal commitment of the whole staff, the management of Carl Zeiss Meditec has resolved to issue a bonus to all employees in the form of a stake in the Company. Each employee of the Company in Germany and the USA will therefore receive 25 shares and become a co-owner of Carl Zeiss Meditec AG.

A special programme has been devised to help prepare employees with leadership potential for managerial responsibilities.

Good work should always be rewarded. Remuneration at Carl Zeiss Meditec AG is firmly linked to performance. All managers' and nearly all higher-paid employees' salaries contain a variable remuneration component which is based on fulfilment of their individual and company targets.

At Carl Zeiss Meditec there is a culture of open discussion. Flat structures and approachable managers help ensure that any good suggestions for improvements are quickly assessed and put into practice. Material incentives are offered to reward and encourage such constructive suggestions. Participation in innovation award competitions is actively supported throughout the Carl Zeiss group, further reinforcing the culture of innovation at Carl Zeiss Meditec.

Forward thinking is regarded as a crucial means of securing the future success of Carl Zeiss Meditec. We are well aware of our social responsibility and the value of training young people. 23 apprentices are currently training to become qualified mechatronics technicians, industrial mechanics, industrial electricians or industrial clerks in our Company. The training partner here is the *"Schott-Zeiss-Bildungszentrum"* where young people are taught basic professional skills for 1-2 years before they are integrated into the relevant departments within the Company. This ensures that high quality and highly practical training is undertaken in parallel to the theory taught at the technical college. To ensure that commercial trainees, for instance, gain an insight into the working of the entire company, a rotation schedule has been drawn up covering all the different departments.

The Company enjoys close contacts to the Jena University of Applied Science, the Friedrich-Schiller University in Jena and the Ilmenau Technical University. We offer students opportunities for industrial placements and dissertation topics and have already been able to employ many highly qualified graduates from these educational institutions.

Intensive exchange of experiences between employees is indispensable.





Decades of commitment for the Zeiss brand are honoured.

VISION 2020 – Committed to fighting blindness

Somewhere in the world an adult goes blind every five seconds – for children the figure is one per minute. There are currently roughly 45 million blind people in the world, including 1.5 million children! Over 90% of these live in developing countries. The rising life expectancy and rapid increase in the world's population mean that an estimated 75 million people will be blind by 2020. 7 out of 10 blind people live in Asia, 2 out of 10 in Africa. Up to 6 of these 10 people could be cured by routine surgery – the cataract operation. A further 3 people could be saved from blindness if there were sufficient facilities for treating eye diseases. Blindness is therefore basically a problem of developing countries, yet one which could be avoided in 80% of the cases.[1] The problem in these countries is not simply a lack of the necessary funds and facilities, but also insufficient numbers of trained medical staff. The International Agency for the Prevention of Blindness (IAPB) has dedicated itself to easing this problem. The organisation supports the VISION 2020 Right to Sight campaign of the World Health Organisation (WHO) which has set itself the ambitious target of eradicating preventable blindness in developing countries. Over 20 non-governmental organisations are currently involved internationally in "VISION 2020", including the *Christoffel Blindenmission* in Germany.

Somewhere in the world an adult goes blind every five seconds – for children the figure is one per minute.

Back in 2002 Carl Zeiss AG and Carl Zeiss Meditec AG were the first corporate sponsors from the eyecare industry to support this global campaign. A sense of social responsibility is not only a trademark of Zeiss companies, it is something which is practised on a daily basis. As a manufacturer of systems and devices for diagnosis and the treatment of eye diseases, it is our aim to maintain the eyesight of people all over the world.

Besides making an annual six-digit US$ financial contribution to the IAPB, we sponsored various other projects in the last financial year. The main focus in this respect was the support of hospitals and medical facilities in rural parts of India. Our efforts are focused on this country for good reason: India, the second most populous country on earth, is home to roughly nine million blind people – more than any other country. Approximately half of these suffer from cataract. Most of these people can no longer take care of themselves and cannot work. Blindness is therefore gradually developing into an enormous economic problem.

1 *Source: www.iapb.org*
2 *According to WHO estimates there are 9 million blind people in India, 7 million in Africa and 6 million in China. It is feared, however, that the number of unreported cases of blindness is much higher.*

With its commitment for VISION 2020 Carl Zeiss Meditec is endeavouring to create long-term perspectives and thus "help people to help themselves". As in previous years, our endeavours have produced concrete results. As part of the VISION 2020 programme, we have equipped state hospitals in the Andhra Pradesh province with the latest Carl Zeiss Meditec ophthalmic diagnosis and treatment devices. This measure helps close gaps in the medical provision but it also involves accompanying education work on the causes of blindness and the training of young ophthalmologists.

A further example of active development help is our support for Centers of Excellence for the treatment of glaucoma at the Aravind Clinic in Madurai in southern India. For many years now, Carl Zeiss Meditec has been supporting the training of ophthalmologists and medical staff and funding measures aimed at enlightening the population on the causes of blindness.

The involvement of Carl Zeiss Meditec in expanding the Aravind Clinic into a modern research centre is just one example of many close collaborations with institutions in India. Further institutions which the company supports include the Center of Excellence at Shankara Nethralaya hospital which specialises in retinal disorders, the training centre at the hospital in Kathmandu and the academy at the LV Prasad Eye Institute. The education and training of eye specialists, support for upcoming generations of doctors and the provision of the latest diagnostic and treatment devices by Carl Zeiss Meditec are all parts of the same task: Experienced Zeiss and Zeiss Meditec specialists also organise induction training sessions for medical personnel.

The Managing and Supervisory Boards support the work of the Christoffel Blindenmission with a split lamp





... which was anxiously awaited at a hospital in Pakistan.

Besides offering direct local support, Carl Zeiss Meditec also regards public appreciation of the work of deserving and committed medical staff as an important part of the social partnership. Which is why the tropical disease specialist Prof. Dr. Volker Klauss was given a donation of € 10,000 from the Carl Zeiss Foundation at the 2nd Ophthalmology Forum, organised by Carl Zeiss Meditec AG in Nuremberg, for his excellent work in combating blindness. Prof. Dr. Klauss is an ophthalmologist and specialist in tropical diseases who worked for many years in Uganda and Kenya, where he made significant progress in the treatment and prevention of eye diseases. He has made a major contribution towards combating blindness with his field work and his research.

The management of Carl Zeiss Meditec does not merely pay lip service to the aims of VISION 2020 – a fact which is shown by a personal gesture: the members of the management and supervisory boards jointly donated two split lamps to eyecare centres in Zambia and Pakistan. Just how urgently these devices are required in the Third World is evidenced by two simple facts. The hospital in the Copperbelt province in the north of Zambia which received one of the split lamps takes care of more than 1 million people. Dr. Seneadza's eye care department is the only facility at a public hospital in the entire province.



Prof. Dr. Klauss is honoured by the Carl Zeiss Foundation for his life work in the field of tropical medicine.

Next year Carl Zeiss Meditec will be looking to expand its involvement in VISION 2020. There are plans to set up Carl Zeiss VISION 2020 Training Centres in poorly developed regions of the world in conjunction with the WHO. The declared goal is to introduce modern ophthalmic procedures to rural areas of the developing world and to ensure the availability and quality of treatment by eye specialists. A further aim is to encourage increased involvement of regional and local opinion leaders and the local authorities in the affected regions in the provision of the development aid. Furthermore, an even stronger campaign is to be conducted for VISION 2020, primarily through intensified marketing and PR.

It remains our goal to achieve a major improvement in the medical care in developing countries – both by treating blindness and preventing it. This is a goal that we support with commitment and determination – because everybody has the right to see the world with his or her own eyes.

For more information on the VISION 2020 initiative please visit:
www.v2020.org
www.who.int
www.woche-des-sehens.de
www.iapb.org
and www.christoffel-blindenmission.de


VISION
2020
THE RIGHT TO SIGHT

Value-based management

The goal of our business activities is to create value. Basically, this means deploying the equity and outside capital provided by investors in such a way as to generate added value. In order to achieve this, all areas of the Company – from development and sales through to administration – must be focused on efficiency and profitableness.

We use the *Economic Value Added®* (EVA®) method as a means of assessing the corporate added value. EVA® is a profit variable which takes into account all costs, especially those required for the outside and equity capital used. All the company processes from strategic planning and operative decision-making through to performance measurement are oriented to the EVA® figure.

To determine the *Economic Value Added®*, the result after tax and before interest from ordinary operations is adjusted to allow for the costs required for financing the business assets. The business assets include the entire capital tied up in the operative business.[1] It thus becomes apparent that the corporate value rises more steeply, the more successful the company is in its operations and the less it has to expend on financing its business assets. The working capital management system introduced by Carl Zeiss Meditec therefore has an important value-increasing function. It is used to control and monitor inventories and trade accounts payable and receivable, thereby lowering the corresponding financing costs. The following chart summarises the components of *Economic Value Added®* and provides a brief overview of the main options for enhancing this entity.

1 *Fixed assets, current assets, accounts receivable and advance payments received*

Influencing factors of the Economic Value Added® (EVA®) and basic options for increasing the EVA®


Influencing factors and basic options for increasing the EVA®
EVA®
=
Operating results
–
Business assets
x
Cost of capital
1
Improve operating results of capital employed and thus profits from existing business
2
Growth through investments in projects with positive EVA margin
3
Disposal/disinvestment of unproductive business assets or areas generating less than their capital costs
Reduction in capital cost by optimising capital structure
Performance
Growth
Portfolio management

Carl Zeiss Meditec has implemented the EVA® system comprehensively in the financial year 2003/2004. Long-term growth in corporate value is one of the main concerns of the management. In doing so we are strengthening the competitiveness of our Company and enhancing its growth perspectives – which are equally attractive to both our employees and shareholders.

Carl Zeiss Meditec effected a 16.7% improvement in its Economic Value Added® from € 10 million in the financial year 2002/2003 to € 11.7 million. The added value (ΔEVA®) achieved in the reporting period thus amounted to € 1.7 million.

Report by the Supervisory Board

Dear Shareholders,
Ladies and Gentlemen,

The business development of Carl Zeiss Meditec AG in the financial year 2003/2004 has once again proved that the Company plays a leading role in the growing market for ophthalmic systems. The significant rise in sales, particularly in the fourth quarter, the ongoing increase in profitability over the previous year and the further improvement of the operative cash flow all speak for themselves and demonstrate the potential which Carl Zeiss Meditec holds. The success becomes even more apparent if we consider the growth in the Company's actual value, the so-called economic value added® (EVA®): it rose by 16.7% from € 10.0 million in the financial year 2002/2003 to € 11.7 million in 2003/2004. Successful performance of the Company is a key internal prerequisite for further acceleration in the growth process in the future. As the consulting and supervising body of Carl Zeiss Meditec AG we will be facing the challenge together with the Management Board and all employees – for the benefit of the business partners, the employees and all shareholders.

As in previous years, the Management and Supervisory Boards once again collaborated closely in the financial year just ended. In the financial year 2003/2004 the Supervisory Board discharged its duties in accordance with the law and the Company's procedural rules and articles of association. It monitored the work of the Management Board at regular intervals and acted in an advisory capacity. The Supervisory Board was directly involved in all decisions of fundamental importance to the Company.

The Management Board kept the Supervisory Board regularly and comprehensively informed by means of detailed verbal and written reports on all relevant issues concerning business policy, company planning, risk management, profitability and raising the Company's value.

In addition, the Chairman of the Supervisory Board has also engaged in a regular exchange of information and ideas with the Management Board outside meetings of the Supervisory Board. The main topics discussed on such occasions were the current business outlook and aspects of the strategic development of the Company. On his part, the Chairman of the Supervisory Board was engaged in a lively exchange of information with the other members of the Supervisory Board. This ensured close collaboration between the Management and Supervisory Boards.

The Supervisory Board held a total of five meetings during the financial year 2003/2004. No resolutions were passed by means of circular letter in the reporting period. The Management Board resolution concerning the issue of free employee shares by the Company in accordance with the authorisation of the general meeting on 19 March 2004 was approved by the Supervisory Board General Committee by circular letter at the beginning of October 2004.

All the members of the Supervisory Board were present at three meetings. Two Supervisory Board meetings were held at which one member was missing. In addition, two guests were invited to attend one of the meetings.

The work of the Supervisory Board committees

In accordance with its procedural rules, the Supervisory Board of Carl Zeiss Meditec is supported in its work by three committees.

1. The **General Committee** advises the Management Board on the strategic alignment of the Company. In addition, the General Committee supports the Chairman of the Supervisory Board between meetings and in the coordination and preparation of meetings of the Supervisory Board. Upon authorisation, the General Committee also decides on whether or not to sanction actions of the Management Board requiring approval.

   The General Committee held three meetings in the financial year 2003/2004. One of these meetings was a joint meeting with the Audit Committee.

2. The responsibilities of the **Audit Committee** include discussing key accounting and risk management issues and matters concerning the audit of annual accounts. This includes e.g. awarding the audit contract, carrying out the required check on the independence of the auditor and determining the main focal points of the audit.

   The Audit Committee held three meetings in the reporting period.

3. The **Personnel Committee** prepares staff decisions for the Supervisory Board.

   The Personnel Committee held one meeting in the financial year 2003/2004.

The composition of the Supervisory Board and its committees, including the duties of individual members, is shown in the following table:

Name	Supervisory Board	General Committee	Audit Committee	Personnel Committee
Dr Michael Kaschke	Chairman	Chairman	Chairman	Chairman
Alexander von Witzleben	Deputy Chairman	Member	Member	Member
Dr Markus Guthoff	Member	-	-	-
Dr Manfred Fritsch	Member	-	-	Member
Franz-Jörg Stündel	Member	-	Member	-
Wilhelm Burmeister	Member	-	-	-

The composition of the Supervisory Board and its committees

Corporate Governance

At one meeting the Supervisory Board deliberated on the development of Corporate Governance at Carl Zeiss Meditec. The Supervisory Board came to the conclusion that the Company is observing, and will continue to observe, the recommendations of the Code in the version dated 21 May 2003. The only recommendation not currently being implemented is the individualised presentation of the Management Board's fixed and variable remuneration elements in the notes to the consolidated financial statements. Payments received by the Management Board are shown here as a total. The Management and Supervisory Boards will examine the possibility of an individualised declaration in future. The fixed and variable remuneration of individual Supervisory Board members in the financial year 2003/2004 is calculated in accordance with the Company's articles of association.

The declaration of the Management and Supervisory Boards of Carl Zeiss Meditec AG on the German Corporate Governance Code in accordance with Article 161 of the German Stock Corporation Act *(AktG)* reflects the status of the implementation of Corporate Governance at Carl Zeiss Meditec.

In accordance with its commitment to good Corporate Governance, Carl Zeiss Meditec is not only implementing the main recommendations of the code, it is also observing all relevant "discretionary" suggestions in the code. Further information on this is provided in the "Corporate Governance" section of this annual report.

The Supervisory Board expressly welcomes the provisions of the German Corporate Governance Code. We are convinced that leadership directed at raising the Company's long-term value, together with a transparent and fair communication policy, will ultimately benefit all parties with a vested interest in Carl Zeiss Meditec. This is ultimately the only way to generate the trust which forms the basis of successful collaboration with business partners, employees and shareholders.

Focus of deliberations of the Supervisory Board

The development of business of Carl Zeiss Meditec AG was a regular item on the agenda at meetings of the Supervisory Board. The sales and earnings situation of the Company overall was discussed at length, as well as individual sectors, products and product groups. Numerous Management Board reports on these topics formed a basis for these deliberations.

Issues related to the strategic focusing of Carl Zeiss Meditec continued to be a major concern for the Supervisory Board. Examining internal and external growth options was the main focus of the deliberations. Here, after a lengthy discussion, the Supervisory Board approved the acquisition of hiko medical communication GmbH and Laser Diagnostic Technologies, Inc. and the structural alignment in the sales operations of Japanese subsidiary Carl Zeiss Meditec Co. Ltd.

Employee remuneration was also discussed. Here the Supervisory Board approved the resolution of the Management Board concerning the issue of shares to the employees of Carl Zeiss Meditec AG and its wholly-owned subsidiaries in accordance with the corresponding authorisation by the general meeting on 19 March 2004.

Audit of the annual financial statements

Prof. Dr. Binder, Dr. Dr. Hillebrecht & Partner GmbH Wirtschaftsprüfungsgesellschaft und Steuerberatungsgesellschaft (Auditors and Tax Consultants) of Stuttgart were appointed by resolution of the general meeting on 19 March 2004 as auditors for the annual financial statements. Before making their proposal, the Supervisory Board obtained a declaration from the auditor confirming that there are no professional, financial or other relationships between the auditor and his bodies and head auditors on the one hand and the Company and members of its executive bodies on the other. Having obtained the approval of the shareholders, the Supervisory Board authorised Prof. Dr. Binder, Dr. Dr. Hillebrecht & Partner GmbH to conduct the audit of the individual and consolidated annual financial statements for the financial year 2003/2004 together with the report on relations with affiliated companies in accordance with Article 312 *AktG*.

The annual financial statements prepared by the Management Board for the year ended 30 September 2004 including the management report for the financial year 2003/2004 were examined by Prof. Dr. Binder, Dr. Dr. Hillebrecht & Partner GmbH. The auditors found that the annual financial statements and management report are in compliance with the properly prepared accounts, legal provisions and the articles of association, and that the management report presents an accurate view of the risks to future development. The auditor confirmed this with his unqualified audit certificate.

The annual individual and consolidated financial statements, including the appropriate management and audit reports, were submitted to all the members of the Supervisory Board and discussed in detail in accordance with the requirements of Art. 171 Section 1 Sentence 2 *AktG* (German Stock Corporation Act) at the balance sheet meeting of the Audit Committe of the Supervisory Board in the presence of the auditor. The Management Board also presented its proposal for the use of profits to the Supervisory Board for the 2005 general meeting. This proposes that the net income from the financial year 2003/2004 be carried forward to new account.

Following its detailed examination, the Supervisory Board concluded that there were no objections to the annual financial statements and the Company's management report for the financial year 2003/2004. The Supervisory Board approved the annual financial statements for the year ending 30 September 2004 as prepared by the Management Board. The annual financial statements have thus been established. The Supervisory Board concurs with the proposal by the Management Board to carry forward the net income of the financial year 2003/2004 to new account.

The Supervisory Board's examination also included the consolidated financial statements and the consolidated management report. The consolidated annual financial statements prepared by the Management Board for the year ended 30 September 2004 including the consolidated management report for the financial year 2003/2004 were also audited by Prof. Dr. Binder, Dr. Dr. Hillebrecht & Partner GmbH. The consolidated financial statements were prepared in compliance with United States Generally Accepted Accounting Principles ("US GAAP"). The auditors determined that the consolidated annual financial statements and consolidated management report were in compliance with the properly prepared accounts, legal provisions, US accounting standards and the articles of association, and that the consolidated management report presents an accurate view of the risks to future development. The auditor confirmed this with an unqualified audit opinion.

Following its detailed examination, the Supervisory Board concluded that there were no objections to the consolidated annual financial statements and the consolidated management report of the Company for the financial year 2003/2004. The Supervisory Board approved the annual consolidated financial statements for the year ending 30 September 2004 as prepared by the Management Board.

Pursuant to Article 292 HGB (German Commercial Code), the current consolidated financial statements in accordance with US-GAAP exempts the Management Board from its obligation to prepare consolidated financial statements in accordance with German law.

As an affiliate of the Carl Zeiss AG, pursuant to Article 312 *AktG* (German Stock Corporation Act) Carl Zeiss Meditec AG has prepared a report on the relations with affiliated companies in the financial year 2003/2004 ("dependency report"). This report has been audited by the Company's auditor. Both the dependency report and the respective audit report were submitted to the Supervisory Board. Upon examination of the reports pursuant to Aricle 314 *AktG* the Supervisory Board raised no objections to the statement of the Management Board.

Composition of the Management and Supervisory Boards

The composition of the Management Board of Carl Zeiss Meditec AG changed during the financial year 2003/2004. With the approval of the Supervisory Board, Dr. Walter-Gerhard Wrobel left the Company as of 30 September 2004 at his own behest to seek new challenges outside Carl Zeiss Meditec AG.

Immediately after the end of the financial year 2003/2004 two changes were made in the composition of the Company's Supervisory Board. Dr. Markus Guthoff, Management Board member of IKB Deutsche Industriebank AG, was appointed to the Supervisory Board of Carl Zeiss Meditec AG in October 2004. On the IKB Board of Management, Dr. Guthoff is responsible for the Private Equity Division, risk management, controlling of credit risks and organisation and information processing. He has a great deal of experience in capital markets. Wilhelm Burmeister was also legally appointed as the new employee representative to the Supervisory Board of Carl Zeiss Meditec AG. He is the Chairman of the Works Council of Carl Zeiss Meditec AG. Two employee representatives have served on a voluntary basis on the Supervisory Board since the Company was founded in 2002. Dr. Markus Guthoff and Wilhelm Burmeister were appointed to the Supervisory Board of Carl Zeiss Meditec AG as successors to Dr. Franz-Ferdinand von Falkenhausen (Managing Director of Carl Zeiss Jena GmbH) and Jürgen Dömel (Chairman of the Group Works Council of Carl Zeiss AG) who are resigning their posts for personal reasons. At this juncture the Supervisory Board would like to express its sincere thanks to them for their work.

Final remarks

Without the great commitment of the entire workforce of Carl Zeiss Meditec AG and its subsidiaries it would not have been possible to achieve the successful growth posted in the financial year 2003/2004. The Supervisory Board would like to express its sincere gratitude to all employees for their efforts. Thanks are also due to the Management Board for its commitment and excellent cooperation.

Jena, 9 December 2004
For the Supervisory Board

Dr. Michael Kaschke
(Chairman)

Executive bodies of the Company

Board of Management

Ulrich Krauss, Dipl.-Kaufmann
President and CEO
(*1964), Weimar

Responsible for:
sales, marketing, service, human resources, refractive surgery,
business development, quality and product management, research and development

Bernd Hirsch, Dipl.-Kaufmann
Member of the Management Board
(*1970), Weimar

Responsible for:
finance, investor relations, legal, IT, logistics and production,
research and development



Ulrich Krauss (left)
Bernd Hirsch (right)

Supervisory Board

Dr. Michael Kaschke
Chairman of the Supervisory Board
(*1957), Oberkochen
Member of the Group Management Board of Carl Zeiss AG, Oberkochen

Group mandates:
Chairman of the Board of Carl Zeiss Meditec Inc., Dublin, USA
Chairman of the Board of Carl Zeiss Optical, Inc., Chester, USA
Chairman of the Board of Carl Zeiss Australia Pty. Ltd., Camperdown, Australia
Chairman of the Board of Carl Zeiss Co. Ltd., Tokyo, Japan
Chairman of the Board of Carl Zeiss Surgical, Inc., Thornwood, USA
Chairman of the Board of Carl Zeiss Pte. Ltd., Singapore
Chairman of the Board of Carl Zeiss India Pte. Ltd., Singapore
Chairman of the Board of Carl Zeiss Co. Ltd., Seoul, South Korea
Chairman of the Board of Carl Zeiss Far East Co., Ltd., Kowloon, Hongkong
Chairman of the Board of Carl Zeiss (Pty.) Ltd., Randburg, South Africa
Chairman of the Supervisory Board of Carl Zeiss Financial Services GmbH, Oberkochen
Member of the Supervisory Board of Carl Zeiss Semiconductor
Manufacturing Technologies AG, Oberkochen
Member of the Supervisory Board of Hensoldt AG, Wetzlar

Other mandates:
Member of the Supervisory Board of Siltronic AG, Munich
Chairman of SPECTARIS, the German Industrial Association for Optical, Medical
and Mechatronicical Technologies, Berlin

Dr. Michael Kaschke ▸



Alexander von Witzleben

Deputy Chairman of the Supervisory Board

(*1963), Weimar

Chairman of the Management Board of Jenoptik AG, Jena

Other mandates:

Chairman of the Supervisory Board of Analytik Jena AG, Jena

Chairman of the Supervisory Board of Meissner+Wurst Zander Holding AG, Stuttgart

Chairman of the Supervisory Board of PVA Tepla AG, Asslar

Chairman of the Supervisory Board of DEWB AG, Jena

Member of the Supervisory Board of KRONE GmbH, Berlin

Member of the Administrative Board of Feintool International Holding AG, Lyss



Members of the supervisory board from left to right

Wilhelm Burmeister,
Dr. Manfred Fritsch,
Dr. Michael Kaschke,
Alexander von Witzleben,
Franz Jorg Stundel,
Dr. Markus Guthoff

Dr. Markus Guthoff
Member of the Supervisory Board
(*1964), Krefeld
Member of the Management Board of IKB Deutsche Industriebank AG, Düsseldorf

Group mandates:
Chairman of the Advisory Board of IKB Private Equity GmbH, Düsseldorf
Chairman of the Advisory Board of IKB Data GmbH, Düsseldorf
Member of the Board of IKB Capital Corporation, New York, USA

Other mandates:
Member of the Supervisory Board of MetaDesign AG, Berlin
Member of the Supervisory Board of Argantis GmbH, Cologne
Member of the Advisory Board of Poppe & Potthoff, Werther

Dr. Manfred Fritsch
Member of the Supervisory Board
(*1941), Kleinpürschütz/Jena

Other mandates:
Member of the Supervisory Board of Messe AG, Erfurt,
Member of the Board of the Kompetenznetz Optische Technologie OptoNet e.V., Jena,
Chairman of the Advisory Board Verkehrslandebahn Schöngleina GmbH, Schöngleina

Franz-Jörg Stündel
Member of the Supervisory Board
(*1954), Jena
Service Engineer at Carl Zeiss Meditec AG, Jena

Other mandates:
none

Wilhelm Burmeister
Member of the Supervisory Board
(*1954), Jena
Group Manager Manufacturing Control and Chairman of the Works Council
of Carl Zeiss Meditec AG, Jena

Other mandates:

Directors' Holdings and Directors' Dealings

Directors' Holdings – Details on shareholdings of members of the executive bodies of Carl Zeiss Meditec AG

		No. of Carl Zeiss Meditec shares (30.09.2004)
Management Board		
Ulrich Krauss	Shares	500
Bernd Hirsch	Shares	500
Supervisory Board		
Dr Michael Kaschke	Shares	1,250
Alexander von Witzleben	Shares	1,094
Dr Markus Guthoff	Shares	2,100
Dr Manfred Fritsch	Shares	450
Franz-Jörg Stündel	Shares	488
Wilhelm Burmeister	Shares	100
Company		
Carl Zeiss Meditec AG	Shares	21,175

Directors' Dealings - securities transactions subject to reporting requirements made by members of the executive bodies of Carl Zeiss Meditec AG in the financial year 2003/2004

The following is a summary of securities transactions carried out by members of the Management and Supervisory Boards in the financial year 2003/2004 that were subject to reporting requirements pursuant to Art. 15a of the German Securities Trading Act (WpHG).

Name	Function	Date	Purchase/sale	Number of shares	Price
Alexander von Witzleben	Deputy Chairman of the Supervisory Board	10.09.2004	Sale	1,000	€ 10.20
Alexander von Witzleben	Deputy Chairman of the Supervisory Board	15.04.2004	Sale	1,000	€ 11.70
Dr Michael Kaschke	Chairman of the Supervisory Board.	03.05.2004	Purchase	250	€ 10.60
Dr Michael Kaschke	Chairman of the Supervisory Board.	03.05.2004	Purchase	250	€ 10.70

The appropriate details of these securities transactions were immediately made publicly accessible following their notification on the Company's Website at www.meditec.zeiss.com/ir and submitted to the *Bundesanstalt für Finanzdienstleistungsaufsicht* (*BaFin*, Federal Supervisory Office for Financial Services).

Corporate Governance[1]

Carl Zeiss Meditec AG has a highly valued tradition of responsible management. We are convinced that management based on raising the Company's long-term value and on a transparent and fair communication policy ultimately benefits all the parties with vested interests in Carl Zeiss Meditec. This is ultimately the only way to generate the trust which forms the basis of successful collaboration with shareholders, business partners and employees.

Hence it was only natural for us in the financial year 2003/2004 – as in the year before – to implement the recommendations of the May 2003 version of the German Corporate Governance Code without any significant restrictions.

The only recommendation not currently being implemented in full is the itemised presentation of the Board's fixed and variable remuneration elements - clause 4.2.4 of the Code in the current version – and this is now being examined by the Management Board and Supervisory Board. Payments received by the Management Board are at present shown as a total in the notes to the consolidated financial statements for the financial year 2003/2004.

Implementing the code recommendations ("mandatory provisions")

Shareholder rights

The forum for the Carl Zeiss Meditec AG shareholders is the general meeting, which is where they are entitled to exercise their voting rights. Each Carl Zeiss Meditec share entitles its bearer to one vote. There are no shares with multiple, preferential or maximum voting rights. Every shareholder who has submitted his or her shares is entitled to take part in the general meeting. S/he has the possibility to speak out on items on the agenda, to ask relevant questions and to make proposals. The general meeting is chaired by the Chairman of the Supervisory Board. The Management Board of Carl Zeiss Meditec AG presents the annual statement and the consolidated statement to the general meeting. As the body for expressing the will of our shareholders, the general meeting decides on changes to the statutes and on key management decisions such as company agreements and changes to the company form, the issuing of new shares and other financial instruments, and authorisation to purchase the Company's own shares.

1 *Constitutes report of corporate governance in accordance with clause 3.10 of the German Corporate Governance Code (May 2003)*

All Carl Zeiss Meditec shareholders have the same rights – each share entitles the bearer to one vote.

Cooperation between Management and Supervisory Boards

The dual management system of Carl Zeiss Meditec AG, which charges the Management Board with managing the company and the Supervisory Board with advising and monitoring the Management Board, is based – like the German Corporate Governance Code - on German Stock Corporation legislation. In the interests of successful management of the Company, the Management Board and the Supervisory Board maintain a close dialogue with each other. The Management Board coordinates the Company's strategic orientation with the Supervisory Board and discusses the progress of strategy implementation with it at regular intervals.

The Supervisory Board is directly involved in decisions which are of fundamental importance for Carl Zeiss Meditec AG. These include decisions which could have a major impact on the Company's net worth, financial position or earnings. The Management Board and the Chairman of the Supervisory Board are jointly responsible for providing the Supervisory Board with appropriate information.

The Management Board

The Management Board of Carl Zeiss Meditec AG runs the Company. It is committed to defending the Company's interests and to raising its long-term value.

The Chief Executive Officer coordinates the Company's basic policies. The main responsibilities of the Management Board are defining corporate strategy, setting the Company budget and distributing resources. It publishes quarterly and annual statements for the Group and is responsible for filling the most important posts in the Company. It also keeps the Supervisory Board informed regularly, comprehensively and with no delay on all issues concerning planning, business performance and risk management for Carl Zeiss Meditec AG. Any secondary occupations require the consent of the Supervisory Board. None of the Management Board members has such a secondary occupation.

Remuneration of the Management Board

The Management Board remuneration consists of fixed and variable components. The appropriateness of these components is reviewed at the beginning of each financial year by the Chairman of the Supervisory Board General Committee.

The variable component is contingent upon certain quantitative goals being reached. These goals also form the basis of the corporate control and should take both short and long term business performance (e.g. sales, EBIT, EVA®) into account. Strategic goals as agreed with the Supervisory Board are also taken into consideration.

From the financial year 2004/2005, a Long Term Incentive Program is to be introduced for the Management Board and the Company executives. The main aim here is to provide incentives for raising the medium and long term shareholder value and to focus the management on growing the company value over a longer period of time.

Global Management Committee

The Global Management Committee has been set up to ensure efficient coordination between the German parent company and its US subsidiary, Carl Zeiss Meditec, Inc. The members, consisting of the Management Board of Carl Zeiss Meditec AG, Jena, and the President of Carl Zeiss Meditec, Inc., Dublin, USA, liaise closely on strategic issues and discuss key points of strategy implementation. The body meets regularly in person and holds conference calls.

The Supervisory Board

Immediately after the end of the financial year 2003/2004 two changes were made to the Supervisory Board of Carl Zeiss Meditec AG. Dr. Markus Guthoff, management board member of IKB Deutsche Industriebank AG, was appointed to the Supervisory Board of Carl Zeiss Meditec AG in October 2004. On the IKB Board of Management, Dr. Guthoff is responsible for the Private Equity Division, risk management, controlling of credit risks and organisation and information processing. He has a great deal of experience in capital markets. After a bank apprenticeship and studies in Business Administration and Economics he joined the Corporate Finance Division of IKB Deutsche Industriebank AG in 1993. There he gained experience in several areas and has been a member of the Management Board since 2001.

The new legally appointed employee representative on the Supervisory Board of Carl Zeiss Meditec AG is Wilhelm Burmeister. He is the Chairman of the Works Council of Carl Zeiss Meditec AG. Two employee representatives have served on a voluntary basis on the Supervisory Board since the company was founded in 2002.

Dr. Markus Guthoff and Wilhelm Burmeister were appointed to the Supervisory Board of Carl Zeiss Meditec AG as successors to Dr. Franz-Ferdinand von Falkenhausen (Managing Director of Carl Zeiss Jena GmbH) and Jürgen Dömel (Chairman of the Group Council of Carl Zeiss AG) who are resigning their posts due to personal reasons.

The Supervisory Board of Carl Zeiss Meditec AG therefore consisted, as in the previous year, of six members. All the members of this body are committed to defending the Company's interests.

The Chairman of the Supervisory Board coordinates the work of the Supervisory Board and chairs its meetings.

Transparency in reporting

To ensure maximum transparency, Carl Zeiss Meditec provides regular and topical information to its shareholders, financial analysts, shareholder associations, the media and the general public about the Company's performance and about any important changes to the business. All the shareholders and the main target groups receive the same information simultaneously. We take great pains to ensure that all the information we provide is issued to the interest groups without any delay.

In preparation for the *Anlegerschutzverbesserungsgesetz* (German Investor Protection Improvement Act) which came into force on 30 October 2004, a working group was set up during the financial year 2003/2004 to oversee and monitor the obligation to issue ad-hoc announcements. The responsibilities of this working group include checking to see whether there is an obligation to make an announcement about a particular event, if necessary defining the times of ad-hoc events and making the necessary preparations for publishing the corresponding ad-hoc announcement.

Open and fair communication generates trust. Carl Zeiss Meditec provides regular and topical information to all interest groups about the Company's performance and about any important changes to the business.

The annual financial statements including the annual management report are published much more quickly than the required 90 days after the end of the financial year. Right from the outset Carl Zeiss Meditec has had a policy of "fast closing", meaning that it publishes its statements and reports simultaneously. Interim reports are published within 45 days of the end of the quarter in question. All mandatory publications and many of the Company's additional investor relations publications are issued both in German and English. We use our Website as a platform for publishing continually updated information. The dates of the main publications – such as annual and interim reports or general meetings – and a whole range of other information such as investor presentation are held there for general access.

In addition, the Management Board also issues an immediate statement if there are any notifiable changes to share ownership. This is deemed to be the case if an individual's shares go above or below 5, 10, 25, 50 or 75 percent of the voting rights of Carl Zeiss Meditec AG through buying, selling or some other method. Carl Zeiss Meditec AG also publishes details of all the deals of the Management and Supervisory Board members involving company shares. This information is made available immediately in German and English on the corporate website at www.meditec.zeiss.com/ir.

Financial records and auditing

Shareholders and third parties are informed principally via the consolidated financial statement. Carl Zeiss Meditec consolidated financial statements are drawn up in accordance with the US-GAAP (Generally Accepted Accounting Principles). The financial statements of Carl Zeiss Meditec AG are prepared by the Management Board, approved by the Supervisory Board and checked and certified by an independent auditor. Prof. Dr. Binder, Dr. Dr. Hillebrecht & Partner GmbH, Stuttgart, were chosen as the auditors for the annual individual and consolidated statements at the general meeting on 19 March 2004. Before making their proposal, the Supervisory Board obtained a declaration from the auditor confirming that there are no professional, financial or other relationships between the auditor and his bodies and head auditors on the one hand and the Company and its body members on the other.

A healthy financial structure – audited by independent auditors – guarantees the ongoing solidity and reliability of Carl Zeiss Meditec AG.

Since the beginning of the financial year 2004/2005, which started on 1 October 2004, Carl Zeiss Meditec has adopted extensive measures in preparation for the legally required change to the European IFRS accounting regulations from the financial year 2005/2006. Accordingly, as of 1 October 2004 all internal and external accounts of Carl Zeiss Meditec are being drawn up in accordance with the *Handelsgesetzbuch* (German Commercial Code), US GAAP and IFRS.

Open and ongoing dialogue with our shareholders is the ambitious goal we have set ourselves, and one which we intend to continue fulfilling in the future through comprehensive and transparent communication. As the result of a transparent business policy and rapid and open reporting, we will continue to promote trust in our Company from investors and the general public.

Implementing the code suggestions ("discretionary provisions")

In accordance with its commitment to good corporate governance, Carl Zeiss Meditec is not only implementing the main recommendations of the code, it is also observing all relevant "discretionary" suggestions in the code. The following table provides an overview of these.

Implementation status of propositions
in German Corporate Governance Code
at Carl Zeiss Meditec in the
financial year 2003/2004

No.	Recommendation	Observance by Company
2.3.3	Proxies nominated by the Company should also be contactable during the general meeting	☑
2.3.4	The company should allow shareholders to follow the general meeting via modern communication media (e.g. Internet).	The Company believes it is questionable whether such a service would be used by many shareholders as this requires the latest technical equipment (e.g. DSL connection) with sufficient transmission quality for them to follow the general meeting properly. Carl Zeiss Meditec will monitor relevant developments and respond quickly to any fundamental changes.
3.6.	In supervisory boards which include employee representatives, the shareholder and employee representatives should prepare for the supervisory board meetings separately, or together with members of the management board, where applicable.	**Does not apply for the Company**
3.6.	The supervisory board should meet without the management board where necessary.	**Does not apply for the Company,** as no requirement in the financial year 2003/2004
3.7.	In appropriate cases an extraordinary general meeting should be held.	**Does not apply for the Company,** as no requirement in the financial year 2003/2004
3.10.	The company should comment on the code suggestions in the corporate governance report.	☑
4.2.3.	The variable components of the management board's remuneration should include one-off and annually recurring components linked to the business success and also components based on long-term success and calculated risk-taking.	☑
5.1.1.	When new management board members are appointed, the length of contract should not exceed five years.	☑
5.1.1.	The supervisory board can transfer the appointment of management board members to a committee which then lays down the contract details and the remuneration.	☑
5.2.	The chairman of the supervisory board should not also be chairman of the auditing committee.	The Chairman of the Supervisory Board is the Chairman of the Audit Committee.
5.3.2.	The chairman of the auditing committee should not be a former management board member.	☑
5.3.3.	The supervisory board may delegate other topics to committees.	☑
5.3.4.	The supervisory board can decide that its meetings are to be prepared by committees and that these can also make decisions instead of the supervisory board.	☑
5.4.4.	It is possible to (re-)elect supervisory board members at different times and for different periods of office.	**Does not apply for the Company,** as no requirement in the financial year 2003/2004
5.4.5.	Remuneration of the supervisory board should also contain components based on the long-term success of the company.	☑
6.8.	Company publications should also be produced in English.	☑

Declaration by the Management and Supervisory Boards of Carl Zeiss Meditec AG on the German Corporate Governance Code in accordance with Art. 161 *AktG* (Stock Corporation Act)

Pursuant to Art. 161 *AktG* the Management and Supervisory Boards of Carl Zeiss Meditec AG are obliged to submit an annual declaration that the recommendations of the "Government Commission on the German Corporate Governance Code" have been complied with. This declaration must be made permanently accessible to shareholders.

The Management Board and Supervisory Board declare herewith

that since its last declaration of 8 December 2003, Carl Zeiss Meditec AG has applied the recommendations of the "Government Commission on the German Corporate Governance Code" in the version dated 21 May 2003, with only one restriction concerning the itemised listing of fixed and variable remuneration components of Management Board members. The remuneration of the Management Board in the financial year 2002/2003 was presented as a total amount.

The Management and Supervisory Boards furthermore declare that Carl Zeiss Meditec AG observes and will continue to observe the recommendations of the Code in the version dated 21 May 2003. Only the recommendation contained in article 4.2.4 of the German Corporate Governance Code will continue to be given restricted observance.

Art. 4.2.4:
In the notes to the consolidated financial statements, remuneration paid to members of the Management Board shall be shown divided into fixed allowances, profit-orientated components and components with long-term incentive effect. The figures shall be shown for each director individually.

Payments received by the Management Board are shown as a total in the notes to the consolidated financial statements for the financial year 2003/2004. The Management and Supervisory Boards will examine the possibility of an individualised declaration in future.

Jena, 9 December 2004

For the Supervisory Board
(Dr. Michael Kaschke)

For the Management Board
(Ulrich Krauss)

Financial statements 2003/2004 of Carl Zeiss Meditec AG, Jena *(HGB)*

Items of the annual financial statements (summary)

Income statement

(€ '000)	Financial year 2003/2004	Financial year 2002/2003	Change
Sales[1]	108,953	102,860	+5.9%
Gross profit on sales	40,029	41,512	-3.6%
Result from ordinary activities	13,842	4,345[2]	+218.6%
Extraordinary result	-	(4,500)[3]	-100.0%
Net income/(loss) for the year	13,231	(158)	n/a
Loss carryforward	(158)	(32,782)	-99.5%
Withdrawal from capital reserve	70	32,890	n/a
Net income	13,073	(158)	+99.5%

1 Sales and profit contributions of the sold-off Aesthetic and Dental business units are disclosed in the Company's individual financial statements of the financial year 2003/2004 until the date of the sale, i.e. 30 April 2003.
2 Including operating loss of the Aesthetic and Dental units to the amount of € -0.8 million.
3 Loss on the sale of the inventories and fixed assets in connection with the disposal of the Aesthetic and Dental business units

Balance sheet

(€ '000)	30.09.2004	30.09.2003	Change
Fixed assets	128,003	121,966	+4.9%
Current assets	88,409	80,527	+9.8%
thereof Trade accounts receivable	8,765	13,343	-34.3%
thereof Cash and cash equivalents	40,028	26,190	+52.8%
Shareholders' equity	195,228	181,997	+7.3%
Liabilities	9,562	10,003	-4.4%
Balance sheet total	216,573	202,651	+6.9%

Cash flow statement

(€ '000)	Financial year 2003/2004	Financial year 2002/2003	Change
Cash flow from operating activities	25,837	9,605	+169.0%

The complete annual financial statements of Carl Zeiss Meditec AG, Jena, in accordance with the German Commercial Code *(HGB)*, including the unqualified audit certificate, will be available for downloading from the Carl Zeiss Meditec Website www.meditec.zeiss.com/ir. Alternatively, it may also be requested in written form as an offprint from Carl Zeiss Meditec AG.

Consolidated financial statements of Carl Zeiss Meditec AG (US GAAP)

2003/2004

Table of contents

Consolidated financial statements (US GAAP) 2003/2004 | Consolidated management report

Consolidated management report for the financial year 2003/2004

Executive summary

Carl Zeiss Meditec AG, Jena, is the parent company of the Carl Zeiss Meditec Group (the "Group", "Carl Zeiss Meditec"). Together with its operative companies, as of 30 September 2004 the Carl Zeiss Meditec Group had the following structure:


Carl Zeiss Meditec AG
Jena (Germany)
100%
Carl Zeiss Meditec, Inc.
Dublin, CA (USA)
100%
Carl Zeiss Meditec Systems GmbH
Pirmasens (Germany)
51%
Carl Zeiss Meditec Co., Ltd.
Tokyo (Japan)

The take-over of the glaucoma diagnosis specialist Laser Diagnostic Technologies, Inc., San Diego, USA, ("LDT"), which was announced after the balance sheet date, and its integration into the Carl Zeiss Meditec Group, has not been taken into account as a number of resolutions still have to be adopted by the respective committees. Further details on the acquisition of LDT are to be found in the supplementary report.

Despite negative exchange rate effects, consolidated sales almost reached the level seen in the previous year. They totalled € 234.9 million (previous year: € 235.7 million). Had exchange rates remained on the previous year's level, sales would have been € 249.9 million - an increase of 6.0% over the previous year. Due to the further optimisation of the product mix and reductions in costs of revenues, the consolidated gross margin increased to 46.4% (previous year: 43.5%).

Earnings before interest and tax (EBIT) significantly improved by 6.5% over the previous year (€ 24.7 million) to € 26.3 million. The EBIT margin also significantly improved. In the financial year 2003/2004 it amounted to 11.2%, following on from 10.5% in the previous year.

Consolidated net income was almost double the previous year's figure. It amounted to € 12.6 million (previous year: € 6.6 million). Earnings per share increased to € 0.44 (previous year: € 0.25).

Thanks to a clear reduction in accounts receivable and inventories, coupled with a positive business development, the cash flow from operating activities repeatedly improved in the period under review, rising by 12.6% to € 31.6 million (previous year: € 28.1 million).

The net cash and cash equivalents (cash on hand and credits with the group treasury of Carl Zeiss AG) reached a record level of € 77.1 million (previous year: € 57.1 million).

Business report

1. Underlying conditions for economic development[1]

The powerful upturn that lasted until the spring of 2004 has since slowed down. Growth in the USA and China, in particular, has tailed off considerably. In both countries the reins have been pulled in on the prevailing monetary policy. In the USA financial policy moves to stimulate the economy have now run their course, and in China administrative measures have been taken to rein in the exuberant economy.[2]

The economic recovery in the euro-zone stabilised in the financial year 2003/2004. Thus, the gross domestic product in real terms rose to a significantly greater degree in the first six months of 2004 than it had in the last six months of 2003. Although there were considerable differences between the individual EU member states with respect to the strength of growth and also its causes, on the whole it may be stated that the economic recovery in this region was fuelled to a greater degree by exports than by an increase in domestic demand.[3]

The recovery in the German economy – analogous to developments throughout the euro-zone – was reinforced in the period under review. Thus economic research institutes such as Deutsches Institut für Wirtschaftsforschung ("DIW") regard "the ongoing stagnation which set in with the economic collapse crash in the year 2000"[4], as having been overcome. The motor for growth is once again exports, however. Domestic demand – and here above all private and state spending – continue to stagnate. The reasons for this stagnating demand lie in rising energy prices and consumer uncertainty arising from the diverse reform plans, the majority of which are yet to be implemented.

Business activities in the regions are being dampened by the major rise in oil prices. Moreover, exports from the euro-zone have been burdened by a considerable rise in the value of the euro over the US dollar.

1 *Deutsches Institut für Wirtschaftsforschung (German Institute for Economic Research), Berlin (Publ.): Weekly Report No. 43/2004 "The Situation of the Global and German Economies in Autumn 2004", 21.10.2004, Berlin*

2 *Cf. ibid., p. 629-637*

3 *Cf. ibid., p. 638ff*

4 *Ibid. p. 645*

2. Structure of the consolidated financial statements

The following aspects must be borne in mind with regard to the structure of the consolidated financial statements:

- Expansion of the reporting entity: On 17 December 2003 Carl Zeiss Meditec acquired a 100% interest in hiko medical communication GmbH of Pirmasens, Germany ("hiko"), a company specialising in the development of software for medical technology. Accordingly, the activities of the former hiko, now operating under the name Carl Zeiss Meditec Systems GmbH, are included in the consolidated financial statements of Carl Zeiss Meditec from this date onwards.
- Reporting of discontinued operations: With effect from 1 May 2003, in the financial year 2002/2003 Carl Zeiss Meditec sold off the Aesthetic and Dental divisions that were not part of its core business. In accordance with the US accounting rules set forth in SFAS No. 144, this disposal was classified as "discontinued operations". Accordingly, the contributions to sales and expenses generated in this sector were aggregated in the previous year's consolidated income statement and disclosed separately. The revenue from the sale of business units is shown at the end of the income statement ("Consolidated net income from discontinued operations").

3. Development of sales

In the financial year 2003/2004 Carl Zeiss Meditec posted consolidated sales of € 234.9 million, a figure similar to that seen in the previous year (€ 235.7 million). The organic sales growth within the Group was thus able to compensate for negative exchange rate effects, which resulted above all from the decrease in value of the US dollar over the euro. Whereas one US dollar cost an average of 0.93 euro in the financial year 2002/2003, this figure fell by 0.11 euro in the period under review to an average of 0.82 euro. Accordingly, if the development of the consolidated sales is compared with the previous year on the basis of constant exchange rates, there would have been an improvement of 6.0% to € 249.9 million over the financial year 2002/2003.

Furthermore, if the consolidated sales attained in the previous year from OEM contracts[5] terminated at the beginning of the financial year 2003/2004 are adjusted, on a comparable basis to the previous year (*"like for like"*) the adjusted growth in sales in the Group is 12.3%.

5 The Group manufactures products for other companies within the framework of Original Equipment Manufacturing contracts ("OEM contracts"), who then sell these to end customers under their own brand names. The terminated contracts were originally concluded by the American subsidiary Carl Zeiss Meditec, Inc., so as to utilise available production capacities

Sales by business segment

Consolidated sales in the Laser business unit rose considerably. In the reporting period sales of € 44.1 million were attained. This corresponds to an increase of 27.7% over the previous year (€ 34.5 million). The share of this business segment in the consolidated sales has thus increased from 14.6% in the financial year 2002/2003 to 18.8% in the financial year 2003/2004. The major contribution to this was made by the positive development in sales in the field of refractive lasers. The main focus of sales, in this respect, was on Europe and Asian growth regions such as China. Furthermore, business with the other laser systems also developed dynamically. The VISULAS™ 532s and the VISULAS™ 532s Combi for the treatment of retinal diseases and glaucoma were successful in Europe, above all. Moreover, sales with the VISULAS™ 690s system, which is used within the framework of a so-called photodynamic therapy in conjunction with the Novartis drug Visudyne® for the treatment of age-related macular degeneration (AMD), rose in Japan in the period under review. The foundations for this were laid by the granting of product approval by the Japanese Ministry of Health in December 2003 and the publication in June 2004 of the decision by this ministry to reimburse the costs for AMD treatments with the VISULAS™ 690s and Visudyne®

Consolidated sales in the Diagnosis business unit decreased by 5.0% over the previous year as a consequence of exchange rates and the termination of the above-mentioned OEM contracts. In the reporting period these amounted to € 169.8 million (previous year: € 178.8 million). The mainstays of sales in this segment were the systems STRATUSoct™, IOLMaster® and the Humphrey® Field Analyzer. The most important markets for the STRATUSoct™ diagnostic system in the reporting period were the USA and Japan. Moreover, consolidated sales with this product rose in Europe. The unique technology – optical coherence tomography – upon which the STRATUSoct™ is based enables the rendering of real-time, cross-section views of the neurofibral layers of the eye. In this way serious eye diseases like glaucoma and several retinal disorders can be diagnosed earlier than hitherto. The most significant sales markets for the IOLMaster®, with which the eye can be measured contact-free and precisely prior to an operation for cataracts, were Europe and the USA. The Humphrey® Field Analyzer HFA, which has established itself as the "gold standard" for the diagnosis of glaucoma, saw significant sales in the USA and Japan. Further mainstays of sales were the diagnostic system Humphrey® FDT for the routine diagnosis of the field of vision within the framework of glaucoma check-ups and the fundus cameras FF 450 and VISUCAM™ *lite*, with which the ocular fundus may be examined precisely.

Sales in the Service business unit decreased by 6.2% to € 21.0 million from € 22.4 million in the previous year. The share of the sales from the Service unit in consolidated sales thus decreased slightly, from 9.5% in the previous year to 8.9% in the financial year 2003/2004. A significant reason for this development lays in the guarantee periods granted for the many new products launched on the market by the Company, such as the refractive laser MEL 80™, and during which there are generally only low service revenues. However, in the future the Group expects service sales to rise as customers usually enter into maintenance agreements for more complex products once the guarantee period has expired.

▸ Contents

Sales by business segment in the financial years 2003/2004 and 2002/2003 developed as summarised in Figure 1.

Figure 1: Sales by business segment in the financial years 2003/2004 and 2002/2003

(in € '000)


Sales by business segment
Financial year 2003/2004
Financial year 2002/2003
22,361
thereof terminated OEM sales: 13,147
20,978
169,798
178,826
44,102
34,527
Consolidated sales: 234,878
Consolidated sales: 235,714
Service -6.2%
Diagnostics -5.0%
Diagnostics excl. terminated OEM sales: +2.5%
Laser +27.7%

On the basis of constant exchange rates over the previous year all of the Group's business units would have attained an increase in sales. If the consolidated sales are also adjusted for those sales with diagnostic systems attained in the previous year with OEM supplies, the Group's largest business unit would have posted an increase in sales of 10.2% in the period under review compared to the financial year 2002/2003. Figure 2 shows the distribution of consolidated sales by business segment on the basis of constant exchange rates.

Figure 2: Sales by business segment in the financial years 2003/2004 and 2002/2003 on the basis of constant exchange rates

(in € '000)


Sales by business segment on the basis of constant exchange rates
Financial year 2003/2004
Financial year 2002/2003
22,361
thereof terminated OEM sales: 13,147
22,565
182,621
178,826
44,701
34,527
Consolidated sales: 249,887
Consolidated sales: 235,714
Service +0.9%
Diagnostics +2.1%
Diagnostics excl. terminated OEM sales +10.2%
Laser +29.5%

The distribution of sales by region in the period under review reflects the macro-economic trends shown in the section "1. Underlying conditions for economic development". The greatest impetus for sales came from the Asian/Pacific region. In this region, consolidated sales rose by 17.4%, to € 65.5 million (previous year: € 55.8 million). With an upturn of 8.2% a comparatively high growth rate was also attained in Germany. In the period under review the Group posted sales of € 17.7 million in Germany (previous year: € 16.4 million), something that is, above all, due to the excellent development of sales in the fourth quarter of the financial year 2003/2004. The development of the consolidated sales in Germany may be interpreted as an initial indication that the current reservation with replacement investment is being reversed. Moderate sales growth was attained in Europe (excluding Germany), where the sales revenues increased by 4.5%, to € 41.9 million (previous year: € 40.1 million). Sales in the Americas region, which encompasses the USA above all, decreased by 11.1%, from € 123.5 million in the previous year to € 109.8 million. The reasons for this are the weakness of the US dollar over the euro, and the loss of sales of € 13.1 million attained in the previous year with OEM supplies. Figure 3 shows the development of consolidated sales by region.


Consolidated sales by region
Financial year 2003/2004
Financial year 2002/2003
55,780
Thereof terminated OEM sales:
13,147
65,478
109,806
41,860
17,734
123,490
40,051
16,393
Consolidated sales: 234,878
Consolidated sales: 235,714
Asia / Pacific +17.4%
Americas -11.1%
Americas (excluding terminated OEM sales) -0.5%
Europe (excl. Germany) +4.5%
Germany +8.2%

Figure 3:
Consolidated sales by region in the financial years 2003/2004 and 2002/2003

(in € '000)

On a comparable basis with the previous year, namely with constant exchange rates and following the adjustment for the OEM sales in the financial year 2003/2004, it may be seen that the Group has been able to considerably expand its regional market position, and in particular in the USA, the world's largest medical market. The adjusted increase in sales here would have been 11.1%. In the Asia/Pacific Rim region the growth in sales would have been 21.3%, and thus much greater than reported. Figure 4 shows the development of consolidated sales by region on the basis of constant exchange rates.

Figure 4: Consolidated sales by region in the financial years 2003/2004 and 2002/2003 on the basis of constant exchange rates (in € '000)

Consolidated sales by region on the basis of constant exchange rates


Financial year 2003/2004
Financial year 2002/2003
55,780
thereof terminated OEM sales:
13,147
67,639
122,625
123,490
41,876
40,051
17,747
16,393
Consolidated sales: 249,887
Consolidated sales: 235,714
Asia / Pacific: +21.3%
Americas -0.7%
Americas (excl. terminated OEM sales) +11.1%
Europe (excl. Germany) +4.6%
Germany +8.3%

4. Orders on hand

As of 30 September 2004 Group's orders on hand totalled € 13.6 million (previous year: € 13.2 million). As in the previous year, Carl Zeiss Meditec believes there is a continuing trend towards customers placing orders at short notice.

Figure 5 shows the distribution of orders on hand as at the individual group companies of the balance sheet date.



Figure 5 Orders on hand by group company (30 September 2004)

Orders on hand by group company


7.1%
<1%
52.2%
40.7%
Carl Zeiss Meditec Systems GmbH, Pirmasens, Germany
Carl Zeiss Meditec AG, Jena, Germany
Carl Zeiss Meditec, Inc., Dublin, USA
Carl Zeiss Meditec Co., Ltd., Tokyo, Japan

5. Production planning and production

The Group has two production sites. These are located in Jena, Germany and Dublin, USA.

The Group's core competencies embrace the development of new technologies, products and applications (cf. Research and Development Report) and the manufacture of key components. The main focus of product manufacturing by the Carl Zeiss Meditec Group is on the assembly of system components. More than two thirds of the parts or components required in Jena are purchased from external suppliers. The remaining third is divided equally between other members of the Carl Zeiss AG and the Group's own component manufacturing facilities. A large number of the parts and system components used in Dublin are purchased from external suppliers.

In the financial year 2003/2004 the Group further extended and optimised its production processes. Moreover, the assembly processes were further optimised for those systems produced in large numbers. At the sites in Jena and Dublin production lines were also established for the new products launched on the market in the financial year.

Production planning in Jena is based on the *rolling forecast* method used by the sales partners. This method requires the latter to prepare a rolling sales forecast as a basis for ordering individual items and manufacturing components. For the purposes of restricting stock-keeping to a minimum, final assembly is usually performed to customer orders. Products at Dublin are made to meet the orders of marketing partners according to the *demand-flow* principle.

6. Development of manufacturing capacities

The Carl Zeiss Meditec Group compensates for fluctuations in demand by flexible deployment of production personnel. One prerequisite for this is an appropriate training system, by which the employees are qualified for work on the different production lines.

7. Procurement

As described under "5. Production planning and production", products are assembled almost exclusively to customer orders submitted. The purpose of this is to keep stocks as low as possible. Accordingly, the respective components are called up from suppliers shortly before the production date.

Moreover, the Group made further progress in the optimisation of its inventories in the financial year 2003/2004. Thus, so-called consignment warehouses were established with other main suppliers at the Jena location. These are stock warehouses which are owned by the respective supplier and are integrated into the product process of the Group. The necessary components are called up as required and invoiced. Furthermore, the organisation of restocking for these warehouses is entirely in the hands of the suppliers.

The Group attaches great significance to long-term partnerships with its suppliers. Suppliers are subject to regular qualification audits in order to ensure consistently high quality levels, and also with purchased components and parts.

8. Quality management

Official registrations and approvals are demanded by the majority of markets as a prerequisite for the marketing of medical products. Accordingly Carl Zeiss Meditec has had its individual group companies registered with the responsible national agencies. In order to successfully attain approvals the quality management system of the Group is regularly audited and certified by DQS GmbH Deutsche Gesellschaft zur Zertifizierung von Managementsystemen in accordance with ISO 9001 & 13485, Appendix II & V of the Directive 93/42/EEC and the *Canadian Medical Device Regulation* (CMDR).

The quality management system of the Carl Zeiss Meditec Group also conforms with the requirements of the U.S. legislation 21 C.F.R. part 820, *Quality Systems Regulation*.

9. Registrations and approvals

The Group's products are fundamentally intended for marketing worldwide. For this reason, the design features, materials and components employed, as well as the interfaces of all devices and systems, are all chosen at the outset so that they can be used anywhere in the world.

With the exception of the refractive laser MEL 80™, for which the approval procedure in the USA and Japan is still pending, the Group's complete range of products has been approved in all major countries of the world.

10. Personnel

As of 30 September 2004 the Carl Zeiss Meditec Group employed a workforce of 796 (previous year: 752). In addition there were 23 trainees in Germany. Partially retired employees in Germany were not included in this figure. The increase in the number of employees results from the take-over of hiko medical communication GmbH as of 17 December 2003 (cf. also Section "12. Events of particular significance").

On an annual average a total of 801 employees were employed by the Group in the financial year 2003/2004 (previous year: 798 employees). Total personnel expenses[6] in the reporting period stood at € 60.4 million (previous year: € 61.5 million). Personnel expenses as a ratio of consolidated sales are thus 25.7% (previous year: 26.1%).

Figure 6 provides an overview of the personnel structure at the Carl Zeiss Meditec Group as of 30 September 2004.


Personnel structure of the Carl Zeiss Meditec Group
2.5%
9.2%
20.4%
3.5%
31.0%
16.6%
16.8%
Production
Sales and marketing
Service
Product management
Research and development
Management Board, commercial sector, administration
Quality management

Figure 6: Personnel structure of the Carl Zeiss Meditec Group as of 30 September 2004

11. Environmental protection

Within the framework of its business activity the Group complies with all the relevant environmental protection provisions.

There is no direct or indirect risk to the environment from the Group's products or production methods.

6 *This item encompasses wages and salaries, social security and retirement pension payments.*

12. Events of particular significance

On 17 December 2003 Carl Zeiss Meditec announced that the Group had acquired a 100% interest in its long-standing alliance partner hiko medical communication GmbH in Pirmasens. hiko medical communication GmbH has been trading as Carl Zeiss Meditec Systems GmbH since 29 June 2004.

Carl Zeiss Meditec Systems GmbH specialises in the development of medical software solutions, and under the name VISUPAC™ it markets a successful product that enables central filing and management of diagnostic and treatment data by eye specialists and clinics.

With this acquisition a further major step was taken towards implementing the corporate strategy. The Group has thus secured the necessary resources and know-how in order to be able to offer customers cross-platform software solutions for ophthalmic applications.

13. Net worth

a) Statement of net worth

The consolidated balance sheet total of Carl Zeiss Meditec as of 30 September 2004 stood at € 215.4 million. Compared to the previous year (€ 205.8 million) this constitutes an increase of 4.7%. This increase is essentially due to a rise of 10.5% in the liquid funds to € 49.7 million (previous year: € 45.0 million), as well as to a considerable rise in the credit with the group treasury of Carl Zeiss AG. This credit, which is disclosed under "Accounts receivable due from affiliated companies" totalled € 27.4 million (previous year: € 12.1 million) as of 30 September 2004. The Carl Zeiss Meditec Group may dispose of the funds, which are invested at the customary market conditions, at short notice. Furthermore, the item "Goodwill" increased by € 5.0 million to € 16.1 million. The reason for this is the acquisition of hiko medical communication GmbH (cf. also Section "12. Events of particular significance"). In total, this more than compensated for the various contracting effects on the assets side of the consolidated balance sheet. These effects include:

- A significant reduction in trade accounts receivable due to further optimisation of collection management and a further conservative valuation of long-standing receivables This balance sheet item decreased by 13.5%, from € 30.3 million as of 30 September 2003 to € 26.2 million as of 30 September 2004.
- The reduction in the inventories following an improvement in stock management (cf. Sections "5. Production planning and production" and "7. Procurement"): Inventories were 11.6% down on last year at € 34.1 million (previous year: € 38.6 million).
- The reduction of "Other assets": Compared to the previous year this balance sheet item declined by € 3.3 million to € 1.2 million. This is essentially due to the payment of the final purchase price instalment of € 1.5 million for the Aesthetic and Dental divisions, which were sold last year, and the payment of an outstanding residual purchase price claim by the company Biolase Europe GmbH to the amount of € 1.2 million. Biolase Europe GmbH was obliged to make this payment on the basis of an agreement with the former Asclepion-Meditec AG on the sale of a production facility.

At € 2.9 million the balance sheet items "Loans" was of approximately the same magnitude posted in the previous year (€ 2.8 million). The out-of-court settlement in the lawsuit against I-Spire s.p.r.l., Brussels, Belgium, and its sole shareholder reduced this figure. This settlement foresees the payment of the total amount of € 2.8 million shown in the balance sheet item "Loans" by I-Spire s.p.r.l. in several instalments. In the period under review I-Spire s.p.r.l. paid the first instalment of € 1.5 million. The item was increased by a loan of € 1.6 million to the cooperation partner Notal Vision, Inc. Carl Zeiss Meditec cooperates with Notal Vision, Inc. in the field of the early diagnosis of age-related macular degeneration (AMD).

There were no major changes over the previous year on the liabilities side of the balance sheet. Merely the "Income taxes payable" decreased to € 2.8 million (previous year: € 6.7 million). The reason for this lies in the fact that the Japanese subsidiary Carl Zeiss Meditec Co. Ltd. paid its tax liabilities earlier than it had in the previous year. Due to the successful development of business the "Retained earnings" more than doubled over the previous year. As of 30 September 2004 the latter totalled € 24.6 million compared to € 12.0 million as of 30 September 2003.

Figure 7 summarises the structure of the consolidated balance sheets as of 30 September 2004 and 2003, respectively.


Structure of consolidated balance sheet
30.09.2004
30.09.2003
49,748
106,742
42,817
16,126
45,015
103,818
45,896
11,116
49,453
28,807
131,599
5,574
50,316
30,982
121,400
3,147
Cons. balance sheet total: 215,433
Cons. balance sheet total: 205,845
Assets
Cash and cash equivalents
Current assets (w/o cash and cash equivalents)
Long-term assets (w/o goodwill)
Goodwill
Liabilities
Current liabilities
Long-term liabilities
Shareholders' equity
Minority interests

Figure 7.
Structure of consolidated balance sheet as of 30 September 2004 and 2003

(in € '000)

b) Key ratios relating to net worth

Thanks to the successful development of business the Carl Zeiss Meditec Group was able to further improve its solid balance sheet structure in the period under review. Alongside an increase in the equity ratio and a reduction in the *days of sales outstanding* (DSO) over the previous year, the decrease of 95.2% in the net level of debt over the previous year is of some significance.

Table 1: Key data of net worth as of 30 September 2004 and 2003

Key ratios	Definition	30.09.2004	30.09.2003	Change
Equity ratio	Equity capital / Balance-sheet total	61.1%	59.0%	+2.1 percentage points
Net debt	Liabilities less cash and cash equivalents less accounts receivable from group treasury of the Carl Zeiss AG	€ 1,160,000	€ 24,194,000	-95.2%
Net financial debt	Interest-bearing liabilities less cash and cash equivalents less accounts receivable from group treasury of the Carl Zeiss AG	€ (48,827,000)[7]	€ (26,971,000)[7]	+81.0%
Inventory turnover	Cost of goods sold / Average on inventories	3.5	3.4	
Days of Sales Outstanding (DSO)	Trade accounts receivable / Consolidated sales x 360 days	53.3 days	59.1 days	

14. Financial position

a) Statement of financial position

Figure 8: Summary of key ratios in the consolidated cash flow statement

(In € '000)

Summary of key ratios in the consolidated cash flow statement


28,056
31,597
2,078
(6,722)
8,333
(18,865)
37,832
4,733
Financial year 2003/2004
Financial year 2002/2003
Net increase in cash
Cash flow from financing activities
Cash flow from investing activities
Cash flow from operating activities

7 *Negative sign means credit*

In the period under review the Carl Zeiss Meditec Group again succeeded in enhancing its financial strength. Compared to the previous year cash flow from operating activities improved by 12.6%, up from € 28.1 million to € 31.6 million. The following factors were essentially responsible for this:

- active management of the current assets: The further reduction in receivables and the decrease in the inventories improved the operating cash flow.
- the considerable improvement in the consolidated net income: The consolidated net income almost doubled over the financial year 2002/2003. In the reporting period it amounted to € 12.6 million (previous year: € 6.6 million).

Cash flow from investing activities in the financial year 2003/2004 stood at € -6.7 million (previous year: € 2.1 million). The major item in this respect is the acquisition of hiko medical communication GmbH with a volume of € 5.8 million (cf. also Section "12. Events of particular significance"). Investments in property, plant and equipment totalled € 2.8 million, and were thus at about the same level seen in the financial year 2002/2003 (€ 2.8 million). The Capex ratio, i.e. investments as a ratio of consolidated sales, was thus 1.2% (previous year: 1.2%).

In the reporting period the cash flow from financing activities amounted to € -18.9 million (previous year: € 8.3 million). In the financial year 2003/2004 the cash inflows from operating activities were invested with the group treasury of Carl Zeiss AG at the customary market conditions. This is recorded in the cash flow statement under "Increase in receivables due from treasury" and thus has a negative sign. In the previous year the net cash inflow of € 24.3 million essentially resulted from the capital increase at Carl Zeiss Meditec. The total receivables transferred to the group treasury in the period under review were € 15.8 million (previous year: € 5.1 million).

The net increase in cash and cash equivalents in the financial year 2003/2004 amounted to € 4.7 million (previous year: € 37.8 million).

b) Key ratios relating to financial position

Above all, the reduction in the *net working capital* by 27.7%, from € 41.4 million in the previous year to € 29.9 million as of 30 September 2004, reflects the successes in the optimisation of the inventories and the reduction in accounts receivable and other assets. Accordingly, the increase in the *working capital* ratio over the previous year is solely attributable to the rise in cash and cash equivalents and to the rise in the credit with the group treasury of the Carl Zeiss AG. Coverage of the current liabilities by the current assets has thus further improved.

Table 2: Key ratios relating to financial position as of 30 September 2004 and 2003

(in € '000)

Key ratios	Definition	30.09.2004	30.09.2003	Change
Cash and cash equivalents	Cash at bank and in hand	49,748	45,015	+10.5%
Net cash and cash equivalents	Cash at bank and in hand + accounts receivable from group treasury of the Carl Zeiss AG less accounts payable to group treasury of the Carl Zeiss AG	77,100	57,067	+35.1%
Net working capital	Current assets less cash and cash equivalents less accounts receivable from group treasury of the Carl Zeiss AG less current liabilities	29,337	41,413	-27.7%
Working Capital	Current assets less current liabilities	107,037	98,517	+8.6%

Table 3: Key ratios of financial position in the financial years 2003/2004 and 2002/2003

(in € '000)

Key ratios	Definition	Financial year 2003/2004	Financial year 2002/2003	Change
Cash flow per share	Cash flow from operating activities / Weighted average of shares outstanding	€ 1.11	€ 1.08	+2.8%
Capex ratio	Cash flow from investments in fixed assets / Consolidated sales	1.2%	1.2%	±0 percentage points

15. Investing activities

As already seen in Section "14. Financial position, a) Statement of financial position", the acquisition of hiko medical communication GmbH was the most significant investment by the Group in the period under review. Investments in property, plant and equipment totalled € 2.8 million, and were thus at about the same level seen in the financial year 2002/2003.

16. Earnings position

a) Statement of earnings

Key ratios	Financial year 2003/2004	Financial year 2002/2003	Change over previous year
Sales	234,878	235,714	-0.4%
Gross margin	46.4%	43.5%	+2.9 percentage points
Earnings before interest and taxes (EBIT)	26,326	24,723	+6.5%
EBIT margin	11.2%	10.5%	+0.7 percentage points
Consolidated net income	12,610	6,558	+92.3%
Earnings per share (in €)	0.44	0.25	+76.0%

Table 4:
Summary of key ratios
in the consolidated income statement
for the financial years 2003/2004
and 2002/2003

(in € '000)

At € 234.9 million the consolidated sales in the financial year 2003/2004 were at about the same level seen in the previous year (€ 235.7 million). In the fourth quarter the Carl Zeiss Meditec Group posted sales of € 64.5 million, a much higher figure than that seen in the preceding quarters. Viewed over the course of the whole year the considerable decrease in the value of the US dollar over the euro, and thus the corresponding negative impact on the conversion of the consolidated sales from US dollars into euros, was virtually compensated for. Figure 9 provides an overview of the quarterly sales development.


Consolidated sales per quarter
58,403
57,511
54,497
64,467
Q4 2003/2004
Q3 2003/2004
Q2 2003/2004
Q1 2003/2004

Figure 9:
Consolidated sales per quarter
in the financial year 2003/2004

(in € '000)

There was a significant improvement in the Group's gross margin compared to the previous year. In the financial year 2003/2004 it amounted to 46.4% following on from 43.5% in 2002/2003. This represents an increase of 2.9 percentage points. The reasons for this development are:

- Further optimisation of the cost of goods sold: It was possible to make further progress in this area, in particular thanks to the process optimisations and improvements in the field of "Procurement".
- Change in product mix: The proportion of innovative and powerful diagnosis and therapy systems in the consolidated sales increased in the period under review.

The function costs increased to € 83.7 million, following from € 77.6 million in the previous year. This development has arisen as follows:

- In comparison to the financial year 2002/2003 the selling and marketing expenses rose by 8.2% to € 47.1 million (previous year: € 43.6 million). This is due, among other things, to the development of additional sales capacities in the USA. Thus not only has it been possible to compensate for the loss of the low-margin OEM sales, which were suspended as of the beginning of the financial year, but also to attain a clear increase in sales in the local currency (cf. also Section "3. Development of sales"). Moreover, the marketing activities in the individual markets and for specific products have been extended. A further increase in the costs in this area over the previous year results from the fact that the Japanese subsidiary Carl Zeiss Meditec Co. Ltd. was only consolidated for 11 months in the previous year, yet the corresponding costs are included in full for the period under review. The marketing and selling cost ratio thus amounted to 20.1% of consolidated sales (previous year: 18.5%).
- The increase in administrative costs is mainly due to the formation of provisions for two pending litigations (cf. also Risk Report, Section "11. Legal risks"), as well as a change in allocation of costs for the quality management of Carl Zeiss Meditec AG, Jena, over the previous year. Half of these costs are now stated under "General and administrative expenses", the other half under "Cost of goods sold" (in previous year: fully allocated to "Cost of goods sold"). Furthermore, Carl Zeiss Meditec, Inc., Dublin, incurred higher personnel costs due to the successful business development. Relative to consolidated sales the administrative expenses ratio rose to 5.0% in the financial year 2003/2004 (previous year: 4.7%).
- In the financial year 2003/2004 the Group spent € 24.9 million on research and development (previous year: € 22.9 million). Granted subsidies of € 1.0 million (previous year: € 1.8 million) are included in this amount. Relative to consolidated sales the research and development costs ratio increased to 10.6% in the financial year 2003/2004, following on from 9.7% in the previous year. The main reasons for this are the development of additional capacities in this area at Carl Zeiss Meditec, Inc., as well as costs incurred in connection with approvals for products in the USA. Among these are, for example, the MEL 80™ and the PreviewPHP™ system.

On the basis of the development of operating activities within the Group, earnings before interest and tax (EBIT) improved by 6.5% to € 26.3 million (previous year: € 24.7 million). The EBIT margin increased by 0.7 percentage points to 11.2% (previous year: 10.5%).

Earnings before tax (EBT) also increased significantly compared to the previous year. They amounted to € 25.1 million (previous year: € 22.6 million). In addition to the positive trend in the operating business, this was also attributable to the substantial decrease in interest expenses. These fell from € 2.1 million in the previous year to € 1.2 million in the financial year 2003/2004.

The tax ratio decreased to 39.1% in the financial year 2003/2004, following on from 39.8% in the previous year.

In total Carl Zeiss Meditec posted a consolidated net income of € 12.6 million, following on from € 6.6 million in the previous year. This represents an increase of 92.3%. Accordingly the earnings per share improved to € 0.44 (previous year: € 0.25) despite the increase in the weighted average number of shares outstanding to 28.4 million (previous year: 25.9 million).

b) Key ratios relating to earnings position

The key ratios relating to the earnings position confirm the successful development of business for the Carl Zeiss Meditec Group. Above all the growth in the return on equity and the return on assets show that the deployment of the necessary resources for the business operation has been further optimised. Figure 10 shows the development of key ratios in a year-on-year comparison.


Development of key ratios relating to earnings position
2.8%
5.4%
5.4%
9.6%
3.2%
5.9%
Return on sales
Return on equity
Return on Assets (RoA)
Financial year 2003/2004
Financial year 2002/2003

Figure 10
Development of key ratios relating to earnings position in the financial years 2003/2004 and 2002/2003

Risk report

1. Risk management system

In the course of its business, the Carl Zeiss Meditec Group is naturally exposed to a number of risks that are inherent to commercial activities.

Risk management at Carl Zeiss Meditec is an integral part of corporate management and is based on three major components:

- Risk management system: In order to be able to identify and assess risks in good time and take the appropriate steps, the Group has introduced a risk management system. An important element is a database-aided software solution with which risks and their estimated probability of occurrence and potential for damage may be recorded, systematised and evaluated on a regular basis. The Group thus satisfies the legal requirements with regard to control and transparency (KonTraG, Act on Control and Transparency in Stock Corporations).
- Controlling instruments: Controlling at Carl Zeiss Meditec regularly informs the Management Board, the Managing Directors of the subsidiaries and all responsible decision-makers within the Carl Zeiss Meditec Group in a timely manner on emerging risks on the basis of key ratios, thereby supplementing the risk management system.
- Certified quality management: A further critical component is the Group's certified quality management (see also: Business Report, Section "8. Quality management"). Clearly structured and documented processes within the framework of quality management ensure not only transparency – in most markets they are a prerequisite for the sale of medical products in the meantime. The quality assurance system employed by Carl Zeiss Meditec was certified by DQS GmbH Deutsche Gesellschaft zur Zertifizierung von Managementsystemen and conforms to the US standard for *"Good Manufacturing Practice"* (GMP), 21 C.F.R. part 820, QSR. A major objective of this certified process is risk avoidance.

The risk management system is an integral part of the overall controlling and reporting process of the Group and ensures the systematic recording and evaluation of risks. Furthermore, it guarantees that relevant information is forwarded without delay to the Group's decision-makers.

The main features of this system are:

- Under the direction of a central risk manager, the responsible staff on the different sites regularly examine processes, transactions and developments for existing risks.
- Risk identification and evaluation using standardised risk matrices.
- Regular risk reports are sent to the Management Board, the Managing Directors of the subsidiaries and other decision-makers within the Group on the basis of given threshold values for relevant risks and according to the classification using the risk matrices.
- On this basis suitable steps are taken to avoid identified risks, reduce the likelihood of such risks occurring or minimise the financial losses incurred.

As with the internal reporting, the risk management system is subjected to an internal audit. In addition the audit formed a constituent part of the annual audit by the certified auditor.

2. Market and competition

The competition on the medical technology market in general and in ophthalmology in particular will continue to increase. Fundamentally there is the risk that, compared to competitors, Carl Zeiss Meditec might not react in good time to market developments with new products and adaptations of existing products. Such an event would have negative consequences for the net worth, financial position and earnings, and also lead to a deterioration of the market position.

Carl Zeiss Meditec actively counters this risk by making not inconsiderable investments in the field of research and development, and also in the upstream areas Market Intelligence, New Business Development and Advanced Technologies.

Furthermore, government reforms in the social system could have a negative effect on the Group's sales volume and earnings situation. This risk exists particularly in countries in which a major portion of treatments for eye ailments is paid by health insurance schemes. If budgets were cut, or the reimbursement of treatment costs were denied for certain types of treatment, this could have a negative impact on the Group's net worth, financial position and earnings.

An additional risk potential exists in a possible further deterioration in the economic situation, and in particular with respect to the markets that are critical to the Group. This could have a marked effect on privately financed medical applications such as refractive surgery: In this case there is a risk of deterioration in the financial standing of the Group's customers or the demand for its products. Due to a loss of sales and receivables this could have a negative impact on the net worth, financial position and earnings of Carl Zeiss Meditec.

3. New technology and products

Medical technology as a whole, particularly in the field of ophthalmology, is undergoing an extremely dynamic development process. New scientific findings lead to shorter development and product cycles. Such findings may have a negative impact on existing methods and products and also on new methods and products on which the business success of the Group is founded.

The success of the Carl Zeiss Meditec Group is determined to a great extent by the development of innovative products in the fields of ophthalmology and by recognising new technology trends at an early stage and turning these into the appropriate products. Should the Group lose touch in technological terms, fail to react in time to a technological development, not identify a market trend in good time or should a development end in a technological dead-end, this could have a negative impact on the competitive position of the Group.

Carl Zeiss Meditec is actively countering this risk, however, with the measures shown in Section "2. Market and competition".

4. Approval of products

In the medical technology and the health service sectors there are strict approval procedures that vary from one country to another. Denial of or delays in approval procedures for the Group's products could have a negative impact on the future sales and profits of the Carl Zeiss Meditec Group.

There is no guarantee that the Group's numerous approvals will continue to be valid in the future, renewed or obtained in good time so as to launch new new products ahead of its competitors. Furthermore, stricter approval requirements must be reckoned with in future. This would have negative consequences for the net worth, financial position and earnings of Carl Zeiss Meditec.

In order to identify such developments in good time and be able to react appropriately, the Group follows developments in this field extremely closely, monitoring the details of approval procedures within the framework of its implemented quality management system.

5. Dependence on suppliers

The increasingly close cooperation with suppliers necessitated by the general cost pressure and complexity of the supplied components implies a greater dependence on one another. This could have negative implications for the production, sales and the quality of the Group's products.

Thanks to the qualification of its suppliers, the identification of secondary suppliers and the preparation of a strategic inventory plan, Carl Zeiss Meditec takes the best-possible measures to counter this risk.

6. Patents and intellectual property

The Carl Zeiss Meditec Group is not aware of any material violation of patent rights or other industrial property rights of third parties. The possibility that a third party may assert claims against the Group for the violation of industrial property rights cannot, however, be ruled out. A violation of this type could result in a delay in the delivery of products. In the event of a negative outcome of the proceeding, the Group may be obliged to enter into fee or licensing arrangements. There is a risk that such copyright or licensing agreements are not available or only available on unacceptable terms. A lawsuit against Carl Zeiss Meditec AG or one of its subsidiaries due to the violation of industrial property rights could therefore have a negative impact on the net worth, financial situation and earnings of the Group.

The competitive position of the Carl Zeiss Meditec Group depends on securing its technological innovations. So as to guarantee these, the Group acquires patents for its own and third-party inventions and takes measures to protect its business secrets. The expiry of industrial property rights or patents could result in the emergence of new competitors on the market or strengthen the position of competitors who are already active.

In order to avoid the above-mentioned legal disputes, patents and patent applications in the relevant fields are analysed by the Group at regular intervals.

7. Protection against loss of confidential data

In the sphere of IT solutions the Group has established a number of mechanisms for the protection of confidential data. Nevertheless, breaches of security and the loss of this data cannot be completely ruled out. This could have an adverse effect on the competitive position of the Group.

8. Product liability risk

In some of the Group's products employed for medical treatments there is an inherent fundamental risk that malfunctions result in injury to the patient. Despite employing all reasonable quality control measures and complying with all legal provisions, this risk cannot be completely excluded. Although the Carl Zeiss Meditec Group has to date not been obliged to pay any major claims for compensation arising from product liability, no guarantee can be given that the Carl Zeiss Meditec Group will not be confronted with such claims in the future.

The Group has covered itself against possible product liability claims by means of product liability insurance. A particular risk is posed by potential product liability claims brought against the Group in the USA as the damages awarded by the courts there may be very large indeed. It cannot be completely excluded that the Group's existing insurance cover does not provide sufficient cover for potential claims in the USA.

9. Subsidiaries

The Carl Zeiss Meditec Group is indirectly exposed to the risk environment of each of its subsidiaries. The relationship to its subsidiaries can result in statutory and contractual liabilities.

10. Goodwill

The goodwill stated on the consolidated balance sheet, resulting from the acquisition of the former Asclepion-Meditec AG by Carl Zeiss Ophthalmic Systems AG and the take-over of the former hiko medical communication GmbH, is not amortised on a scheduled basis but, in accordance with SFAS 142 is regularly examined vis-à-vis its value within the framework of annual impairment tests. An impairment test performed in the reporting period produced the full value of assets recognised in this balance sheet item. On the basis of business trends, the Group anticipates positive results for future tests. However, there is still a risk of a long-term deterioration in the net worth, financial position and earnings, with the attendant consequences for the amount of goodwill to be shown in the balance sheet.

11. Legal risks

The Group has reached an out-of-court settlement in the action for damages against I-Spire s.p.r.l., Brussels/Belgium and its sole proprietor. Inasmuch, any possible risks may be considered as having been eliminated to the greatest-possible degree. The settlement includes payments of the total amount of € 2.8 million shown in the balance sheet item "Other loans" by I-Spire s.p.r.l. in several instalments. The payment of the first two instalments totalling € 1.8 million were recorded at the end of April and after the balance sheet cut-off date in October 2004.

Current litigation risks arise from the lawsuit and claim for lost earnings filed by a distributor of the former Asclepion for dermatological lasers, and the pending cost reimbursement lawsuit and claim filed by the insolvency administrator of the former Asclepion distribution partner U.S. Medical, Inc., also in the field of dermatological lasers. The Company has, from today's stance, taken adequate precautionary measures in the form of provisions.

Research and development report

1. General comments

In the financial year 2003/2004 Carl Zeiss Meditec spent € 24.9 million on research and development (R&D) (previous year: € 22.9 million). A total of € 1.0 million was granted in subsidies (previous year: € 1.8 million). Relative to the consolidated sales the R&D ratio increased in the period under review from 9.7% in the previous year to 10.6%. The reason for this development was, above all, the expansion of additional R&D capacities at the American company Carl Zeiss Meditec, Inc., as well as costs incurred in connection with approvals for products in the USA. Among these approvals are those for the MEL 80™ and the PreviewPHP™ system. This further focus on research and development is clear evidence of its importance in securing the future growth of the Group.

As of 30 September 2004 162 staff within the Group were employed in R&D (previous year: 143); this corresponds to 20.4% of the total workforce (previous year: 19.0%).

2. Projects

A number of significant R&D projects were successfully concluded in the reporting period with the market launch of the corresponding products. These included the two software products GPA™ and VISUPAC™ 4.0, as well as new software upgrades for the STRATUSOCT™ system, the diagnostic system PreviewPHP™ and the ACMaster™ (cf. also Section "3. New Products in the financial year 2003/2004").

Major R&D projects at group level concern the further expansion of the range of applications and functionality of products already successfully launched on the market Among these are the systems STRATUSOCT™ and HFA II*i*, as well as the refractive laser MEL 80™ and the CRS Master™. Further projects in the sphere of research and development are concerned with the continued or new development of innovative perimetric systems, digital fundus cameras and the optimisation of the product portfolio in the field of ophthalmic lasers.

In addition, the fundamentals and outlook for future diagnostic and therapy systems were examined in other group projects. Above all, systems which allow for an increase in efficiency for physicians and improved diagnostic and treatment results for patients will be of even greater significance on the market in the future in the view of the Group. The Group assumes that in the future physicians, patients, health policy and health insurance companies will focus to a greater degree on the early detection and treatment of serious eye diseases – for instance glaucoma and various retinal diseases.

Together with the American company Calhoun Vision, Inc., Carl Zeiss Meditec has been working on the development of a new type of intraocular lens whose refractive power can be adjusted after the operation without the need for further surgical intervention. In this way, cataract surgery can be coupled with the optimum customised correction of vision defects. The digital light source required for the purpose is being developed by Carl Zeiss Meditec, the respective lens by Calhoun Vision, Inc.

Further activities in the field of research and development concerned the processes for the US approval of new products such as the MEL 80™ and the PreviewPHP™

3. New products in the financial year 2003/2004

In the financial year 2003/2004 the following products were brought onto the market by Carl Zeiss Meditec Group:

- **Glaucoma Progression Analysis™ Software (GPA™):** This is software for the management of glaucoma with the aid of the HFA II/ system.
- **VISUPAC™ 4.0:** With VISUPAC™ 4.0 it is possible to intelligently combine different diagnostic systems, such as fundus cameras and the STRATUSOCT™ system, and, moreover, to link these up to practice management and hospital information systems.
- **Software 4.0 for the STRATUSOCT™ system:** This software upgrade expands the functionality and heightens the operating comfort of the diagnostic system STRATUSOCT™.
- **PreView PHP™:** The PreviewPHP™ diagnostic system represents a new approach to the early detection and monitoring of age-related macular degeneration (AMD), a serious retinal disorder.
- **ACMaster™:** With the AC Master™, which just like the IOL Master® is based on optical biometry, the front section of the eye may be examined with the greatest precision, something which is of significance above all in connection with the use of innovative intraocular lenses.
- **VISULAS™ YAG III:** This laser system will be deployed in the follow-up treatment of cataract operations.

Supplementary report

On 21 October 2004 the Carl Zeiss Meditec Group announced that it intends to take over the American company Laser Diagnostic Technologies, Inc. (LDT) domiciled in San Diego, California, USA, through Carl Zeiss Meditec, Inc.. LDT developed and commercialised a new standard for glaucoma detection with its proprietary ocular nerve fiber measurement instrument. For the current financial year 2004 LDT expects sales of some US $ 20 million and a balanced operating result. Carl Zeiss Meditec assumes that the transaction can be concluded by the end of 2004 following the necessary approvals from the corresponding executive bodies and shareholders of LDT.

LDT's main product, the GDx VCC, is a system specially developed for the early detection and diagnosis of glaucoma. It thus complements the market presence of Carl Zeiss Meditec's STRATUSOCT™, a retinal imaging system with a wide range of possible applications. These include not only the early detection of glaucoma, but also its use in the diagnosis of other severe eye ailments such as age-related macular degeneration (AMD), in diabetic retinopathy, as well as in examinations before and after the treatment of cataracts. In this manner, the system GDx VCC is primarily aimed at customers who do not require the full bandwidth of examination possibilities, such as is offered by the system STRATUSOCT™.

On 1 November 2004 Carl Zeiss Meditec also announced that its Japanese subsidiary, Carl Zeiss Meditec Co., Ltd., domiciled in Tokyo, Japan, was taking over the surgery business of Carl Zeiss Co., Ltd. which is also domiciled in Tokyo, Japan. This business is concerned with the sale of surgical microscopes for ophthalmology, neurosurgery and for ear, nose and throat surgery, and has annual sales of ca. € 25 million. In the opinion of the Carl Zeiss Meditec Group this move allows for the realisation of considerable synergy effects in various areas such as administration, sales administration, and service. Moreover, in this manner the subsidiary can reinforce and better coordinate its activities regarding approvals issues.

Forecast

1. Economic conditions

For 2005 Germany's economic research institute Deutsches Institut für Wirtschaftsforschung ("DIW") expects a further increase in overall economic output in the industrialised nations. If the favourable monetary framework conditions, such as low interest rates for loans, are kept in place, this should also have a favourable impact on further investment. From the stance of DIW the economic dynamism in East Asia and in those threshold countries which export raw materials will remain high in 2005 despite a slight downturn.[8] "On the whole the driving forces behind the economy seem to be so stable that, despite the rise in oil prices and the waning stimulus from monetary and financial policy, a drift towards a downturn is not to be expected."[9]

For the USA and Japan a downturn in the gross domestic product ("GDP") is expected for 2005. For the USA an improvement of 3.4% (2004: 4.4%) is expected in the GDP in 2004; in Japan the figure is set to be 2.1% (2004: 4.2%). The economic expectations of DIW for these economic regions are still higher than those for the euro-zone: here growth of 2.0% has been forecast for the GDP.[10] For Germany DIW assumes that there will only be a mild recovery in private consumption in 2005. However, DIW is also of the opinion that the readiness to invest will pick up slightly in 2005. One of the reasons seen for this is the ongoing expansion of capacities, which would make replacement and expansion investment necessary. Seen as a whole, however, the export sector will once again be the driving force behind German industry.[11]

2. Outlook

In the financial year 2003/2004 Carl Zeiss Meditec fulfilled important internal prerequisites for a future acceleration of growth. Alongside an extensive improvement in the net worth, financial and earnings position in the period under review, progress was also made in further improving the efficiency of internal process flows.

Once again the Group reasserts its target of doubling its sales revenue by the end of the 2007/2008 financial year.[12] The earnings power is to be reinforced continually and on a sustainable basis at the gross margin and EBIT margin level, as is the return on sales. In the financial year 2007/2008 the gross margin is to be around 50%. The EBIT margin is then set to be some 15%. To this end, the product portfolio is to be extended through the inclusion of innovative systems, and existing resources deployed even more efficiently.

8 Cf. ibid., p. 633
9 Ibid. p. 633
10 Cf. ibid., p. 630-644
11 Cf. ibid., p. 645-663
12 Reference: consolidated sales in the financial year 2002/2003

3. Strategy

Based on the excellent position of the Group with devices and systems for ophthalmology, Carl Zeiss Meditec intends to establish itself as a provider of complete solutions in this field. To this end the existing competitive position in the field of the four main ophthalmic disorders is to be enhanced. The unique technology and product portfolio, the extensive expertise in the field of research and development, the strong global marketing network and the world-famous brand name "Zeiss" provide an excellent basis for this. The acquisition of the American company Laser Diagnostic Technologies, Inc., which was announced at the end of October 2004, is further testimony to the fact that wherever it makes sense external growth options can also be utilised.

Jena, 22 November 2004

Ulrich Krauss
President and CEO

Bernd Hirsch
Member of the Management Board

Consolidated income statement

€ '000	Notes	Financial year 2003/2004		Financial year 2002/2003	
Sales	(2o) (23)		234,878		235,714
Costs of goods sold	(2q)		(125,877)		(133,184)
Gross profit			109,001		102,530
Selling and marketing expenses			(47,123)		(43,563)
General and administrative expenses			(11,699)		(11,112)
Research and development expenses		(25,874)		(24,688)	
minus government grants received	(2u) (15)	977	(24,897)	1,790	(22,898)
Other operating income / (expense), net			252		519
Foreign currency gains / (losses)	(2b) (2l)		792		(753)
Earnings before interest result and taxes			26,326		24,723
Interest income / (expense), net			(1,164)		(2,075)
Appreciation, depreciation and valuation adjustments on financial assets			(69)		-
Earnings before tax			25,093		22,648
Income tax expense from continuing operations	(22)		(9,312)		(9,014)
Minority interests	(21)		(2,671)		(2,880)
Net income from continuing operations			12,610		10,754
Income / (loss) before income taxes from discontinued operations*			-		(5,934)
Income tax benefit from discontinued operations			-		1,738
Net income from discontinued operations			-		(4,196)
Net income			12,610		6,558
Earnings per share, basic (€)	(2s)				
From continuing operations			0.44		0.41
From discontinued operations			-		(0.16)
Total			0.44		0.25
Earnings per share, diluted (€)	(2s)				
From continuing operations			0.44		0.41
From discontinued operations			-		(0.16)
Total			0.44		0.25
Weighted average number of shares outstanding for the period under review					
Basic			28,402,339		25,918,166
Diluted			28,402,339		25,918,166

*These allow for a loss of € 4.5 million on the sale in the previous year.

The following notes to the consolidated financial statements are part of the consolidated financial statements

Consolidated balance sheet

€'000	Notes	30.09.2004	30.09.2003
Assets			
Current assets:			
Cash	(2d)	49,748	45,015
Restricted Cash	(2d)	-	850
Trade accounts receivable, net of allowances of € 12.032m (prev. year: € 10.478m)	(2e) (5)	26,243	30,344
Accounts receivable from affiliated companies	(4)	35,915	20,451
Inventories	(2f) (7)	34,126	38,611
Prepaid expenses		1,831	1,132
Deferred income taxes	(2n) (22)	7,419	7,958
Other assets	(6)	1,208	4,472
Total current assets		156,490	148,833
Property, plant, and equipment, net	(2g) (8)	24,070	26,000
Goodwill	(2h) (3) (9)	16,126	11,116
Other intangible assets, net	(2i)	5,383	5,079
Other long-term accounts receivable, net of allowances of € 0.012m (prev. year: € 0.047m)	(5)	393	718
Loans	(10)	2,871	2,818
Deferred income taxes	(2n) (22)	10,068	11,281
Other non-current assets		32	-
Total assets		215,433	205,845

The following notes to the consolidated financial statements are part of the consolidated financial statements.

€'000	Notes	30.09.2004	30.09.2003
Liabilities and shareholders' equity			
Current liabilities:			
Current portion of long-term debt	(14)	198	187
Current portion of capital lease obligations	(17)	656	374
Trade accounts payable		10,592	10,636
Accounts payable to affiliated companies	(4)	5,072	5,919
Income taxes payable		2,779	6,655
Deferred income		4,670	4,870
Deferred income taxes	(2n) (22)	108	8
Provisions	(11) (13)	23,431	20,527
Other current liabilities	(12)	1,947	1,140
Total current liabilities		49,453	50,316
Long-term debt, net of current portion	(14)	4,644	4,841
Capital lease obligations, less current portion	(17)	22,775	24,731
Long-term deferred income		682	1,007
Deferred income taxes	(2n) (22)	563	226
Other liabilities		143	177
Total liabilities		78,260	81,298
Minority interests	(21)	5,574	3,147
Shareholders' equity:			
28,416,629 ordinary shares with an imputed nominal value of € 1.00,	(20)	28,417	28,417
Additional paid-in capital	(20)	89,433	89,433
Retained earnings	(20)	24,642	12,032
Accumulated other comprehensive loss	(2r) (20)	(10,715)	(8,374)
Treasury stock	(20)	(178)	(108)
Total shareholders' equity		131,599	121,400
Total liabilities and shareholders' equity		215,433	205,845

The following notes to the consolidated financial statements are part of the consolidated financial statements.

Consolidated cash flow statement

€ '000	Financial year 2003/2004	Financial year 2002/2003
Cash flow from operating activities:		
Net income	12,610	6,558
Adjustments to reconcile net income to net cash provided by / (used in) operating activities		
Minority interest	2,671	2,880
Depreciation and amortisation	5,405	5,775
Amortisation of financial assets	69	-
Income from accumulation of interest free receivables		(125)
Loss on disposal of fixed assets	121	216
Loss on disposal of discontinued operations	-	4,500
Deferred income taxes in connection with the capital increase	-	281
Deferred taxes	1,304	(2,409)
Change in working capital:		
Trade accounts receivable	3,156	10,385
Inventories	4,846	(5,059)
Prepaid expenses and other current assets	862	1,585
Trade accounts payable	643	2,360
Accrued tax expenses	(3,659)	6,518
Other accrued expenses and liabilities	3,811	(5,868)
Deferred income	(247)	459
Total adjustments	18,987	21,498
Net cash provided by operating activities	31,597	28,056
Cash flow from investing activities:		
Change of restricted cash	850	(850)
Purchase of fixed assets	(2,825)	(2,790)
Purchase of intangible assets	(579)	-
Gain on sale of fixed assets	83	146
Payment of loans and investments	1,500	2,310
Cash outflow from the issuing of loans	(1,646)	-
Inpayment due to the sale of a subsidiary in the context of an asset deal	-	200
Inpayment due to the disposal of discontinued operations	1,665	1,365
Acquisition of consolidated companies, net of funds received (Carl Zeiss Meditec Systems GmbH: € 5.770m, Carl Zeiss Meditec Co. Ltd., Tokyo: € 1.697m)	(5,770)	1,697
Net cash (used in) / provided by investing activities	(6,722)	2,078
Cash flow from financing activities:		
Repayments of short-term debt	(1,735)	(1,368)
Repayments of long-term debt	(415)	(178)
Inpayments from taking up loans from related parties	(524)	796
Increase / (decrease) in accounts receivable due to Treasury	-	(9,785)
(Increase) / decrease in liabilities from Treasury	(15,762)	(5,134)
Repayments under capital lease contracts	(359)	(347)
Inpayments due to sale and lease-back transactions	-	110
Proceeds from capital increase (net)	-	24,347
Purchase of treasury stock	(70)	(108)
Net cash provided by / (used in) financing activities	(18,865)	8,333
Effect of exchange rate changes on liquid assets	(1,277)	(635)
Net increase in cash	4,733	37,832
Cash, beginning of the reporting period	45,015	7,183
Cash, end of the reporting period	49,748	45,015
Supplemental disclosures concerning the cash flow:		
Interest paid	2,187	2,676
Income taxes paid	11,622	4,175

The following notes to the consolidated financial statements are part of the consolidated financial statements

Consolidated statement of changes in shareholders' equity

€ '000

	Share capital	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Treasury stock	Total shareholders' equity
As per 30.09.2002	25,833	67,389	5,474	(3,367)	-	95,329
Net income	-	-	6,558	-	-	6,558
Other comprehensive loss (due to currency conversions)	-	-	-	(5,007)	-	(5,007)
Accumulated comprehensive income	-	-	-	-	-	1,551
Purchase of treasury stock	-	-	-	-	(108)	(108)
Capital increase	2,584	22,044	-			24,628
As per 30.09.2003	28,417	89,433	12,032	(8,374)	(108)	121,400
Net income	-	-	12,610	-	-	12,610
Other comprehensive loss (due to adjustments of accruals for pensions after taxes)	-	-	-	(270)	-	(270)
Other comprehensive loss (due to currency conversions)	-	-	-	(2,071)	-	(2,071)
Accumulated comprehensive income	-	-	-	-	-	10,269
Purchase of treasury stock	-	-	-	-	(70)	(70)
As per 30.09.2004	28,417	89,433	24,642	(10,715)	(178)	131,599

The following notes to the consolidated financial statements are part of the consolidated financial statements

Development of consolidated fixed assets

Financial year 2003/2004 (US GAAP)

€ '000	Costs of purchase / conversion						
	01.10.2003	Additions Acquisition	Additions	Transfers	Disposals	Currency adjustments	30.09.2004
Intangible assets and goodwill							
Goodwill	13,050	5,049	-	-	-	(141)	17,958
Software	444	1,318	19	125	(16)	-	1,890
Other intangible assets	6,733	21	560	155	(287)	-	7,182
	20,227	6,388	579	280	(303)	(141)	27,030
Property, plant and equipment							
Land, buildings and leasehold improvement	27,223	-	15	-	(14)	(1,107)	26,117
Plant and machinery	8,269	-	103	392	(146)	(433)	8,185
Other fixtures and fittings, tools and equipment	11,665	194	1,194	999	(1,293)	(332)	12,427
Payments on account and tangible assets in course of construction	512	-	1,513	(1,671)	-	(24)	330
	47,669	194	2,825	(280)	(1,453)	(1,896)	47,059
Financial assets							
Other loans	2,818	-	1,645	-	(1,500)	(23)	2,940
	2,818	-	1,645	-	(1,500)	(23)	2,940
	70,714	6,582	5,049	-	(3,256)	(2,060)	77,029

The following notes on the consolidated financial statements are part of the consolidated financial statements.

€ '000	Cumulated depreciation						Residual book values	
	01.10.2003	Additions	Transfers	Disposals	Currency adjustments	30.09.2004	30.09.2004	30.09.2003
Intangible assets and goodwill								
Goodwill	1,934	-	-	-	(102)	1,832	16,126	11,116
Software	200	301	90	(16)	-	575	1,315	244
Other intangible assets	1,898	1,348	155	(287)	-	3,114	4,068	4,835
	4,032	1,649	245	(303)	(102)	5,521	21,509	16,195
Property, plant and equipment								
Land, buildings and leasehold improvement	6,346	1,494	-	(9)	(340)	7,491	18,626	20,877
Plant and machinery	6,702	677	(4)	(132)	(358)	6,885	1,300	1,567
Other fixtures and fittings, tools and equipment	8,621	1,585	(241)	(1,107)	(245)	8,613	3,814	3,044
Payments on account and tangible assets in course of construction	-	-	-	-	-	-	330	512
	21,669	3,756	(245)	(1,248)	(943)	22,989	24,070	26,000
Financial Assets								
Other loans	-	69	-	-	-	69	2,871	2,818
	-	69	-	-	-	69	2,871	2,818
	25,701	5,474	-	(1,551)	(1,045)	28,579	48,450	45,013

Notes to the consolidated financial statements for the financial year 2003/2004 (US GAAP)

(1) The company

(a) Business operations

Carl Zeiss Meditec AG, Jena ("Carl Zeiss Meditec" or the "Company") is engaged in the business of developing, manufacturing and marketing medical laser and diagnostic systems. The Company's headquarters are located in Jena, Germany's traditional centre of excellence for optical and optical-related technologies. The Company has subsidiaries in the USA (100%-owned), Japan (51%-owned) and Germany (100%-owned). Together these operations constitute the Carl Zeiss Meditec Group (the "Group").

Carl Zeiss Meditec has so far focused on the ophthalmic market segment. The Company's customers are eye specialists in private practice, optometrists, opticians and clinics worldwide.

(b) Basis of presentation

The consolidated financial statements were prepared in compliance with generally accepted accounting principles of the United States of America ("US GAAP").

The financial year of Carl Zeiss Meditec and its subsidiaries ends on 30 September.

(2) Accounting and valuation principles

(a) Principles of consolidation

The consolidated financial statements comprise the annual financial statements of the Company and subsidiaries that the Company controls. The financial position, results of operations and cash flows of enterprises that are controlled by the Company are consolidated. Holdings in enterprises in which the Company exercises a substantial influence, but which it does not control (usually a share of between 20% and 50%) are reflected in the accounts by the equity method. Holdings of less than 20% are reflected in the accounts by the historical cost method if the Company is unable to exercise significant influence and the investee enterprise is not listed on a stock exchange. The effects of intergroup transactions among consolidated companies have been eliminated.

The 49% interest held by outsiders to the Group in the Japanese subsidiary Carl Zeiss Meditec Co. Ltd., Tokyo, Japan, is disclosed as minority interest. A 51% holding in the company was acquired from Carl Zeiss Japan Co., Ltd., Tokyo, Japan on 1 November 2002.

(b) Conversion of foreign currency

The functional currency of the Company is the euro.

The assets and liabilities of those foreign subsidiaries whose functional currency is other than the euro are translated using the exchange rate as of the reporting date. Capital transactions and balances are converted using the historic rates of exchange in effect at the time the transactions were consummated. The results of operations are converted at the average exchange rate for the financial year. Differences arising from this translation process are shown under "Other comprehensive income / (loss)" within shareholders' equity.

Transactions conducted in foreign currencies are recorded using the rate of exchange in effect at the transaction date. Assets and liabilities denominated in foreign currency, such as cash and cash equivalents, accounts receivable or accounts payable, are remeasured each reporting period until settlement. The resulting income or expenses are shown in the income statement under "Foreign currency gains/(losses)".

The following table shows the exchange rates applied in the preparation of the consolidated financial statements:

	Exchange rate on balance sheet date as of			Average exchange rate		
	30.09.2004	30.09.2003	Change	2003/2004	2002/2003	Change
US$	0.8105	0.8555	-5.3%	0.8224	0.9255	-11.1%
JP¥	0.0073	0.0078	-6.4%	0.0076	0.0078	-2.6%

(c) Use of estimates

The preparation of annual financial statements in accordance with US GAAP requires the use of certain assumptions and estimates. These assumptions relate to the recognition and measurement of assets and liabilities, the nature and extent of contingent liabilities at the balance sheet date and the amount of income and expenses in the reporting period. Actual results may differ from these estimates.

(d) Cash and cash equivalents

Cash and cash equivalents held in banks as well as liquid securities with an original maturity of less than three months are reported as cash and cash equivalents. Because of their short maturity, the carrying amounts of cash and cash equivalents are approximately equal to their fair value.

Restricted cash of € 850,000 as of 30 September 2003 represented collateral for the purchase of business assets.

(e) Accounts receivable and loans

Trade accounts receivable and loans are disclosed at their nominal value, net of possible allowance for estimated uncollectible accounts.

Valuation allowances are established for doubtful receivables and loans associated with discernible risks. Unrecoverable receivables and loans are written off. Long-term interest free receivables and loans are discounted based on market conditions; accrued interest is shown as income by the effective interest method.

(f) Inventories

Inventories are valued at the lower of acquisition/manufacturing cost or market value. Costs are primarily determined on the basis of the weighted average cost method. Manufacturing costs include materials and labour, as well as direct manufacturing and material overheads including depreciation.

(g) Property, plant and equipment

Property, plant and equipment are reported at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful economic life of each asset. The following depreciation periods are applied:

Buildings and leasehold improvements	3-44 years
Plant and machinery, other fixtures and fittings, tools and equipment	1-23 years

Leasehold improvements are depreciated over their customary service life. This is limited, however, to the term of the rental or lease agreement. Customary service life is evaluated regularly by the Company's management in the light of current technological conditions. Maintenance and repairs are charged to expenses as incurred, while renewals and improvements that extend the useful life or increase capacity are capitalised. Upon the sale or retirement of property and equipment, the accounts are relieved of the cost and related accumulated depreciation, with any resulting gain or loss disclosed in the income statement under "General and administrative expenses".

(h) Goodwill

Starting 1 October 2002, Carl Zeiss Meditec AG adopted Statement of Financial Accounting (SFAS) No. 142, "Goodwill and Intangible Assets". Under SFAS No. 142 goodwill is no longer amortised. Scheduled amortisation of goodwill is no longer reflected in the consolidated income statement beginning with the financial year 2002/2003.

Prior to the application of SFAS No. 142, goodwill was amortised over its anticipated useful life. Such goodwill only represented the excess of purchase cost over the acquired net assets of Humphrey Instruments, Inc. ("Humphrey"), a subsidiary of Allergan Inc., in 1991. This goodwill was originally amortised by the straight-line method over its anticipated useful life of 15 years.

In 2002 the former Carl Zeiss Ophthalmic Systems AG purchased Asclepion Meditec AG in a transaction accounted for as a reverse acquisition. The acquisition resulted in goodwill valued at € 15.216 million.

With respect to the transfer of the ophthalmic distribution activities of Asclepion-Meditec S.R.L., Milan, Italy to Carl Zeiss S.p.A., Arese, Italy with effect from 1 February 2003, at book value within the scope of an asset deal, goodwill as shown in the consolidated balance-sheet decreases by € 1.099 million, which is the amount allocated to Asclepion-Meditec S.R.L. (see Note 3). Moreover, in the financial year 2002/2003 the deferred tax liabilities assumed for the purchase price allocation carried out in the previous year, which appeared to be too conservative, were adjusted by € 3.744 million. The adjustment was set off against goodwill with no effect on income.

Goodwill of € 5.049 million resulted from the acquisition of hiko medical communication GmbH in Pirmasens (now Carl Zeiss Meditec Systems GmbH) on 17 December 2003 (see Note 3).

The book value of goodwill was allocated to the following segments (For explanation of segments see Note 23):

€ '000	Financial year 2003/2004			Financial year 2002/2003			
	30.09.2004	Currency adjustments	Additions	30.09.2003	Currency adjustments	Additions	Disposals
Segment							
Germany	15,422	-	5,049	10,373	-	-	4,843
USA	704	(39)	-	743	(139)	-	-
Goodwill	16,126	(39)	5,049	11,116	(139)	-	4,843

Upon adoption of SFAS No. 142, Carl Zeiss Meditec assessed whether previously recognised intangible assets and goodwill conform to the criteria of the new standard on the day of first application. The Company examined the classification, estimated useful lives and residual book values of all intangible assets and determined that no adjustments were necessary, both in relation to the carrying amount of such assets as well as their estimated remaining useful lives.

Carl Zeiss Meditec also examined whether goodwill would be impaired as of 1 October 2002 under the new provisions of SFAS No. 142. For this purpose, Carl Zeiss Meditec determined (1) the Company's reporting units, (2) the respective net assets of each reporting unit after the assignment of Company's assets and liabilities including existing goodwill and intangible assets to these reporting units and (3) the fair value of the reporting units. The Company concluded that there was no indication of a loss in value of goodwill in any of the Group's reporting units as of 1 October 2002.

Carl Zeiss Meditec completed the annual impairment test of goodwill in the last quarter of the financial year 2003/2004. The results of this test did not indicate any impairment of goodwill as at 30 September 2004.

With regard to the change in goodwill in the financial year 2003/2004 please refer to the consolidated fixed-asset movement schedule and Note 3.

(i) Other intangible assets

Other intangible assets are valued at acquisition cost minus accumulated depreciation and written off over an average term of 5 years (see Note 3).

Software development costs

The Company accounts for its software development costs in accordance with SFAS No. 86, *"Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed"*. Capitalisation of software development costs begins upon establishment of technological feasibility and ends upon general release of the software for sale. Costs incurred after technological feasibility is established are not material and, accordingly, are expensed when incurred.

(j) Non-current assets

The Company reviews its non-current assets, including intangible assets and property, plant and equipment, whenever events or changed circumstances indicate that the book value of an asset may be impaired. To determine whether an asset is impaired, its carrying value is compared with the future non-discounted cash flow expected to be generated by the asset. If the carrying value of the asset or assets exceeds the future expected non-discounted cash flows, the asset is deemed to be impaired. Fair value is generally based on either an appraised value or measured by alternative techniques, such as discounted cash flow analysis.

(k) Leasing

The Company has leased certain assets under long-term contracts. All property under arrangements that qualify as capital lease are carried as long-term assets pursuant to SFAS No. 13 *"Accounting for Leases"*. The corresponding leasing obligations are carried as long-term liabilities according to their time to maturity. Other leasing transactions are treated as so-called operating lease; the respective lease payments are recorded on a straight-line basis as expenses.

(l) Financial instruments and risk provisioning

Fair value of financial instruments – The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The financial instruments of the Company primarily consist of cash and cash equivalents, accounts receivable from group cash management of Carl Zeiss Financial Services GmbH, Oberkochen (Treasury), trade accounts receivable, trade accounts payable, short-term debt and other current liabilities. Because of the short-term nature of these financial instruments, the fair value of all financial instruments approximate their carrying values as of 30 September 2004 and 2003. (Refer to Note 16 for further information)

Derivative financial instruments – As a company with global operations, Carl Zeiss Meditec is exposed to the risk of currency rate fluctuations and has entered into currency forward contracts and options to hedge against its exchange risks on the basis of planned transactions in foreign currencies. These contracts generally cover a period of less than one year.

The nominal value of these contracts is not reflected in the consolidated financial statements. Instead, the contracts are measured at their fair value as at 30 September 2004 and 2003 and are disclosed as current assets or liabilities in the consolidated financial statements. Changes in the fair value of these derivative instruments are recognised each reporting period in the consolidated income statement as a currency gain or loss. The management is regularly involved in such decisions on risk provisioning. The Company does not own any derivative financial instruments for trading purposes, nor does it issue such contracts.

Profit or loss from the revaluation of derivative financial instruments not yet due in the amount of € -493,000 (previous year € -304,000) are recorded under "Foreign currency gains / (losses)" in the income statement.

The market values of derivatives and other financial instruments are outlined in Note 16.

(m) Pension obligations

Defined contribution pension plans

The US subsidiary offers a savings scheme to the majority of its employees. This savings scheme is a so-called defined contribution plan pursuant to *Section 401 (k) of the Internal Revenue Code*. The plan enables the participating employees to save a proportion of their income in accordance with the specified guidelines. The Company is currently matching a percentage of employee contributions up to a certain limit. The "matching contributions" of the Company for the "401(k) plan" amounted to € 1.221 million in the financial year 2003/2004 and to € 1.267 million in the financial year 2002/2003.

Defined benefit pension plans

The Company offers defined benefit pension plans to certain employees. Such benefits are determined primarily by the employee's remuneration and length of service. Pension obligations and related costs are calculated by the prescribed projected unit credit method in accordance with SFAS No. 87 *"Employers' Accounting for Pensions"*. The projected unit credit method reflects economic assumptions based on long-term expectations, as well as the performance of assets legally set aside to fund future benefit payments.

With effect from 1 January 2000 a company pension scheme based on the so-called "Benefit Regulations 2000" was established. Future benefits are calculated from the total pension units purchased during the period of employment starting 1 January 2000, calculated as the product of an annual total contribution and an age-related pension factor. The annual total contribution for individual employees is calculated as the sum of a basic contribution (1%) and a profit-related contribution based on the company's success (between 0% and 3%), calculated as a percentage of the individual benefit-related income. The Company has committed itself to raising ongoing benefit payments by 1% each year. This guaranteed adjustment is taken into account in the valuation.

In addition, accruals of € 111,000 and € 72,000 for 30 September 2004 and 30 September 2003 respectively reflect deferred compensation of Company employees.

Actuarial profits or losses that may arise from changes in the valuation premises or from a deviation in actual versus expected performance are only reflected in income if the balance of the accumulated actuarial profits or losses amounts to more than 10% of the projected benefit obligation or the market related value of plan assets under the defined pension plans. Any amount that lies outside the 10% corridor is recorded to income over the average residual term of service of employees eligible for pensions, which at 30 September 2004 is estimated to be 15 years.

(n) Taxes on income and earnings

Taxes on income and earnings are computed annually by the asset and liability method pursuant to SFAS No. 109 *"Accounting for Income Taxes"*. All liabilities or claims relating to taxes on income, earnings, capital and property arising during the financial year are reflected in the consolidated financial statements pursuant to the relevant tax laws. Deferred tax assets and liabilities are calculated each year for differences between the consolidated financial statement carrying amounts and tax bases of assets and liabilities, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established for deferred tax assets as necessary to reflect the net amount that is more likely than not to be realised. Income tax expense comprises the tax payable or refundable for the reporting period, plus or minus the change in deferred tax. The effects of a change in tax rates on deferred tax assets and liabilities are recognised in income for the period in which the change was enacted.

(o) Recording of revenues

The Company generates sales from selling products and services on the basis of contracts. A sale is effected when all the parts of the product have been delivered or the service has been provided, the risks have passed, the payment is agreed or can be determined, no substantial obligations towards the customers are outstanding, and collectibility of the receivable is deemed reasonably assured. Sales are reflected net of dealer commissions, trade discounts, customer allowances and rebates.

Dealer commissions amounted to € 3.598 million and € 3.061 million respectively in the financial years 2003/2004 and 2002/2003.

Maintenance revenue from service contracts is realised as services are rendered throughout the contractual period of performance.

(p) Advertising

Advertising costs are treated as expenses. In the 2003/2004 and 2002/2003 financial years advertising costs amounted to € 2.680 million and € 2.630 million, respectively and were recorded as a component of selling and marketing expense.

(q) Product-related costs

Research and development costs and marketing and selling expenses are charged to expenses as incurred. Research and development subsidies are set off against the related expenses at the time the entitlement arises.

The Company furnishes the buyer with a warranty for the perfect functioning of sold products for the contractually agreed period of 15 months. For this purpose, provisions are formed on the basis of the average values of warranty claims made in the past. These provisions are regularly adjusted to reflect actual experience. Such provisions are recorded as cost of goods sold in the same period that the initial sale is recorded.

The Company discloses freight costs charged to customers as a component of sales and reflects the corresponding freight costs in the cost of goods sold. In the financial year 2003/2004 the shipping and handling costs not billed to customers amount to € 3.344 million (previous year: € 2.604 million) and are shown in the selling and marketing expenses.

(r) Other comprehensive income/loss

SFAS No. 130 *"Reporting Comprehensive Income"* requires the disclosure of "Other comprehensive income". Other comprehensive income comprises net income/loss for the period as well as all other equity changes or "Other comprehensive income/loss" that have no effect on the operating result but that are not related to transactions with shareholders. Refer to Note 20 for further information.

(s) Earnings/loss per share

Basic earnings/loss per share was calculated by dividing the net income/loss for the year by the weighted average number of common shares issued in the relevant accounting period. Earnings/loss per share allowing for the effects of dilution was calculated in compliance with SFAS No. 128, *"Earnings per Share"*, such that the effect of potentially dilutive securities is reflected.

The following table shows the calculation of basic and diluted earnings per share:

	Financial year 2003/2004	Financial year 2002/2003
Consolidated net income (in € '000)	12,610	6,558
Weighted average of issued shares, basic	28,402,339	25,918,166
Dilution effect of stock options	-	-
Weighted average of issued shares, allowing for the dilution effect	28,402,339	25,918,166
Earnings per share (in €)	0.44	0.25

The dilution effect would be calculated using the *treasury stock method*. However, because the average market values of the Company's common stock during the period were less than the exercise price of all stock options outstanding, stock options result in no dilutive effect on earnings/loss per share at 30 September 2004 and 2003. As of 30 September 2004 the Company had issued 105,500 stock options that would result in a dilution effect.

(t) Stock option plan

The Company posts its stock option plan in accordance with the *"intrinsic value method"* prescribed by Accounting Principles Board (APB) Opinion No. 25, *"Accounting for Stock Issued to Employees"* and respective interpretations. Pursuant to APB No. 25, remuneration expenses for stock options are calculated on the basis of the intrinsic value at the measurement date. Intrinsic value is calculated from the difference between the market value of the shares on the *measurement date* and the exercise price. The measurement date is the point in time at which the number of shares to which the beneficiary is entitled and the purchase price are known. SFAS No. 123 *"Accounting for Stock-Based Compensation"* mandates disclosure of the compensation expenses for stock-based remuneration that would have been recorded under the "fair value method". Under this method, compensation expense is calculated based on the fair value of the award at the time the stock options are granted. This compensation expense is recognised over the period through to the earliest point in time at which they may be exercised. SFAS 148 *"Accounting for Stock-Based Compensation, Transition and Disclosure"* also requires the disclosure of the pro forma effect of using the fair value method of accounting for stock-based employee compensation.

The Company has elected to apply the provisions of APB No. 25 and to follow the disclosure stipulations of SFAS No. 123 and No. 148 (see Note 18).

Had the fair value method defined in SFAS No. 123 been employed in the calculation of the remuneration expenses, net income for the year and the earnings per share would have been as follows:

€ '000	Financial year 2003/2004	Financial year 2002/2003
Consolidated net income, as posted	12,610	6,558
Stock options expenses (after tax) according to SFAS 123	(33)	(110)
Pro forma consolidated net income	12,577	6,448
Earnings per share (€):		
as posted	0.44	0.25
pro forma	0.44	0.25
Earnings per share allowing for the dilution effect (€):		
as posted	0.44	0.25
pro forma	0.44	0.25

(u) Public subsidies

Subsidies for investments such as investment grants and tax-free investment premiums are disclosed as income (as a reduction in depreciation) over the useful life of the subsidised fixed assets. Unrecognised investment premiums are reported as deferred income on the balance sheet, whereas investment grants are subtracted from the acquisition or production costs of the related fixed assets.

Other subsidies which are taxable are disclosed under research and development expenses.

Public subsidies received in the financial years 2003/2004 and 2002/2003 are listed in Note 15.

(v) Recent pronouncements on accounting principles

In January 2003, the FASB issued FASB Interpretation No. 46, *"Consolidation of Variable Interest Entities – and Interpretation of ARB No. 51"*, ("FIN 46"). FIN 46 was subsequently amended in December 2003.

FIN 46 changes the current practice of solely determining whether consolidation is appropriate based only on control, which is generally demonstrated through the ownership of a majority of voting interests in an entity. Under the new Interpretation a reporting company has to assess if the entities with which it has business relationships are *Variable Interests Entities* ("VIE") or *Voting Interest Entities*. VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at the risk for the entity to finance its activities without additional subordinated financial support from other parties.

If an entity is a VIE, the reporting company is required to assess if it has a variable interest ("VI") in the VIE. VIs in a VIE are contractual, ownership, or other pecuniary interests in an entity that change with changes in the entity's net asset value. Equity interests with or without voting rights are considered variable interests if the entity is a VIE.

FIN 46 explains how to identify VIEs and how an enterprise should assess its interest in a VIE.

If the reporting company has a VI in the VIE, it must assess whether it, or another VI holder, is the primary beneficiary of the VIE. FIN 46 requires existing unconsolidated VIEs to be consolidated by their primary beneficiaries. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the VIE's expected losses, receives a majority of its expected residual returns, or both.

This Interpretation applies immediately to VIEs created after 31 January 2003, and to VIEs in which an enterprise obtains an interest after that date. Otherwise FIN 46 is applicable on the last day of the first interim or annual period ending after 15 December 2003 - that is, 31 December 2003 for Carl Zeiss Meditec. The amendments to FIN 46 became effective during the quarter ended 31 March 2004. The application of FIN 46 had no impact on the Company's financial statements.

In December 2003 the FASB issued Statement SFAS No. 132 (revised 2003) *"Employers' Disclosures about Pensions and Other Postretirement Benefits"*. This statement requires that companies provide a detailed annual account of their trust funds, projected unit credits, cash flows, net expenses from pension and health care commitments for retirees and other relevant items. In addition, companies must submit a quarterly report on the individual net expense items for pension and health care commitments for retirees. SFAS No. 132 (revised) was applicable as of 31 December 2003. Accordingly, the standard was taken into account for the first time in the 1st quarter of 2003/2004 and the detailed notes published as required.

(3) Business acquisitions and sales

Transactions in the financial year 2003/2004

Carl Zeiss Meditec Systems GmbH, Pirmasens

On 17 December 2003 Carl Zeiss Meditec AG acquired a 100% interest in the former hiko medical communication GmbH of Pirmasens. The company now operates under the name Carl Zeiss Meditec Systems GmbH. Carl Zeiss Meditec Systems GmbH specialises in the development of medical software solutions and under the name VISUPAC™ it markets a successful product (including related services) that enables filing and management of diagnostic and treatment data by eye specialists and clinics. Furthermore, Carl Zeiss Meditec Systems GmbH has an efficient team of development, marketing and service specialists at its disposal. With the acquisition of this company, Carl Zeiss Meditec has taken a further major step in the implementation of its strategy. Carl Zeiss Meditec will secure the necessary resources and know how to enable it to offer customers cross-platform software solutions for ophthalmic applications.

Activities of the acquired company are reflected in the consolidated financial statements from 17 December 2003, the day of acquisition.

The acquisition price amounted to € 6.094 million, which was funded entirely in cash. Direct acquisition costs amounted to € 66,000.

The following table shows a breakdown of the purchase price (including direct acquisition costs) at the time of acquisition *(Purchase Price Allocation / PPA)* in conformance with SFAS No. 141.

€ '000	
Current assets purchased	2,833
Property, plant and equipment purchased	194
Other intangible assets purchased	21
Purchase Price Allocation:	
Computer software	1,318
Goodwill	5,049
Purchased assets and Purchase Price Allocation, total	9,465
Assumed current liabilites	(2,675)
Assumed other non-current liabilities	(630)
Total acquisition costs	6,160

Intangible assets (computer software) identified within the scope of purchase price allocation are written off over an average term of five calendar years.

The acquisition resulted in a non-tax deductible goodwill valued at € 5.049 million. In accordance with SFAS No. 141, amortisation was not recorded on this amount. Instead, the acquired goodwill is subject to *impairment testing* provisions of SFAS No. 142.

On a pro forma basis, the effects of the acquisition on previously reported results would be immaterial, assuming that the business combination hypothetically been consummated as of 1 October 2003. It should be noted that Carl Zeiss Meditec Systems GmbH (formerly hiko medical communication GmbH) generates the majority of its revenue through business with Carl Zeiss Meditec. This means the consolidation will have virtually no impact on the consolidated sales.

For the reasons given above, no pro forma values were given.

Transactions in the financial year 2002/2003

Carl Zeiss Meditec Co., Ltd., Tokyo, Japan

On 1 November 2002 Carl Zeiss Meditec acquired at book value a 51% holding in the Japanese Carl Zeiss Meditec Co., Ltd., from Carl Zeiss Co., Ltd. This acquisition was accounted for as a transaction under common control, as the controlling shareholder of Carl Zeiss Meditec was also the majority shareholder in Japanese Carl Zeiss Meditec Co., Ltd. Accordingly, the assets and liabilities acquired were carried over at book values.

The following is a summary of the assets acquired and liabilities assumed in the course of the acquisition.

€ '000	
Book value of the acquired assets	2,170
Assumed liabilities	1,637
	533
Payment for acquisition of holding (51%)	(272)
Minority interest	(261)
	0

The balance sheet includes a caption entitled "Minority interests". This caption represents the equity holdings in the subsidiary Carl Zeiss Meditec Co., Ltd. that are attributable to third parties (Carl Zeiss Japan Co., Ltd.).

As the transaction was accounted for at historical cost, no goodwill arose.

Asclepion-Meditec S.R.L., Milan, Italy

On 1 February 2003 the ophthalmic distribution activities (Vision) of Asclepion-Meditec S.R.L., Milan, Italy, a subsidiary of Carl Zeiss Meditec, was transferred to an affiliate, Carl Zeiss S.p.A. Arese, Italy, at book value as an asset deal. As a distributor for the Italian market, Carl Zeiss S.p.A., Arese, Italy, will continue to process and fulfil the orders for the Company's Vision product line. The transaction resulted in a € 200,000 increase in the net working capital position of Carl Zeiss Meditec.

In conjunction with the transfer, the goodwill shown in the consolidated balance sheet was reduced by the amount of € 1.099 million attributable to Asclepion-Meditec S.R.L.

Carl Zeiss Meditec Ltd. (previously Asclepion-Meditec Ltd.), Edinburgh, Scotland

The Group company Carl Zeiss Meditec Ltd., Edinburgh, Scotland, has likewise been restructured. With effect from 1 February 2003, the Vision Business Unit was transferred to the affiliated company Carl Zeiss Ltd. at Welwyn Garden City, UK. As a distributor for the UK market, Carl Zeiss Ltd. will continue to process and fulfil orders for the Vision division throughout UK. In addition, the Dental Business Unit of Carl Zeiss Meditec Ltd. was sold to Denfotex Ltd., Wynham, UK. This transaction resulted in a minor net loss on sale of € 16,000 as disclosed in the income statement under "General and administrative costs".

Asclepion-Meditec Inc., Coto de Caza, USA

The wholly-owned subsidiaries Asclepion-Meditec USA, and Carl Zeiss Meditec, Inc., Dublin, USA, were merged with effect from 1 January 2003. The merger process had no impact on the consolidated financial statements.

Discontinued Aesthetic and Dental operations

In the previous year as of 1 May 2003 Carl Zeiss Meditec sold the dermatological and dental laser divisions that were not part of its core business to the Italian companies EL.EN S.P.A., Florence, and Quanta System S.P.A., Milan.

In accordance with the accounting rules set forth in SFAS No. 144 *"Accounting for the Impairment or Disposal of Long-Lived Assets"* this disposal was identified as "Discontinued operations". The consolidated income statement was adjusted to take account of these operations. The revenue from the sale of business units is shown in the income statement under "Net income from discontinued operations". The balance sheet and corresponding notes in the previous year were retroactively restated for the purposes of comparison and in accordance with SFAS No. 144. The share of sales and pre-tax profits of discontinued dermatological and dental operations were as follows:



€ '000	Financial year 2003/2004	Financial year 2002/2003
Revenues	-	4,705
Result before taxes on income	-	(5,934)

The discontinued operations were mainly part of the geographic segment "Germany".

As of 30 September 2003 the balance sheet already contained no assets or debts from discontinued activities.

The total proceeds from the disposal of the discontinued operations were € 2.5 million. Of this figure, € 1.0 million was immediately recorded as revenue. The remaining € 1.5 million had been secured by a bank guarantee in favour of Carl Zeiss Meditec and was paid in January 2004.

(4) Business relationships to affiliated companies

The Company separately reports liabilities to and receivable from affiliated companies. The designation "affiliated companies" comprises Carl Zeiss AG and its subsidiaries.

For the purposes of furnishing the Company with short-term funds and investing surplus liquidity, Carl Zeiss Meditec has been integrated into the group cash management system of Carl Zeiss Financial Services GmbH, Oberkochen (Treasury). Loans paid or funds invested within the scope of this business relationship are shown as liabilities due to or receivables due from affiliated companies (Treasury). Loans and receivables carry interest at a rate based on the 1-month EURIBOR and conform to normal market conditions.

In addition to cash management the Company utilises various services from the Carl Zeiss Group, in particular from Carl Zeiss Jena GmbH. Contractual arrangements exist by which Carl Zeiss Jena GmbH provides, for example, research and development services, personnel and administrative functions as well as logistics, marketing and computing activities.

The Company has a number of agreements with the companies of the Carl Zeiss AG resulting in the following accounts payable and receivable, sales and expenses:

€ '000	30.09.2004	30.09.2003
Accounts receivable		
Treasury	27,352	12,089
Carl Zeiss AG	1,396	531
Carl Zeiss Co., Ltd., Japan	912	403
Carl Zeiss Ltd., United Kingdom	607	-
Carl Zeiss S.p.A., Italy	1,435	2,779
Carl Zeiss S.A.S., France	603	878
Carl Zeiss S.A., Spain	796	700
Other	2,814	3,071
Total	35,915	20,451

€ '000	30.09.2004	30.09.2003
Accounts payable		
Treasury	-	37
Carl Zeiss AG	365	53
Carl Zeiss Jena GmbH	1,394	1,825
Carl Zeiss de Mexico S.A.de C.V., Mexico	409	384
Carl Zeiss Co., Ltd., Japan	2,209	2,489
Carl Zeiss Holding Co., Inc., USA	31	33
Other	664	1,098
Total	5,072	5,919

€ '000	Financial year 2003/2004	Financial year 2002/003
Sales		
Carl Zeiss AG	2,283	1,311
Carl Zeiss Ltd., United Kingdom	5,340	5,049
Carl Zeiss S.p.A., Italy	6,550	7,112
Carl Zeiss S.A., Spain	4,506	5,954
Carl Zeiss Co., Ltd., Japan	-	1,021
Carl Zeiss Far East Co. Ltd., Kowloon	6,963	3,863
Carl Zeiss S.A.S., France	4,561	4,690
Carl Zeiss Co. Ltd., South Korea	2,795	2,155
Carl Zeiss de Mexico S.A.de C.V., Mexico	2,832	2,155
Carl Zeiss Canada Ltd., Canada	3,852	3,200
Carl Zeiss GmbH, Austria	2,703	2,315
Carl Zeiss Pty. Ltd., Australia	2,449	1,694
Carl Zeiss N.V.-S.A., Belgium	1,488	-
Other	10,136	8,760
Total	56,458	49,279

The Company purchased the following goods (inventories):

€ '000	Financial year 2003/2004	Financial year 2002/003
Cost of goods delivered		
Carl Zeiss AG	729	1,157
Carl Zeiss Jena GmbH	10,965	10,646
Carl Zeiss Co., Ltd., Japan	4,511	-
Other	416	643
Total	16,621	12,446

The Company also purchased the following services:

€ '000	Financial year 2003/2004	Financial year 2002/003
Services		
Carl Zeiss AG	2,638	1,557
Carl Zeiss Jena GmbH	6,690	7,699
Carl Zeiss Co., Ltd., Japan	6,312	13,955
Carl Zeiss Financial Services GmbH	607	-
Carl Zeiss Holding Co., Inc., USA	230	352
Other	202	976
Total	16,679	24,539

Purchased services include € 1.990 million in research and development costs commissioned with Carl Zeiss Group for the financial year 2003/2004 (previous year: € 2.276 million).

(5) Trade accounts receivable

€ '000	30.09.2004	30.09.2003
Current accounts receivable	38,275	40,822
Long-term accounts receivable	405	765
Provisions for bad debts	12,044	10,525
Trade accounts receivable	26,636	31,062

Long-term accounts receivable are recorded on a discounted basis and accredited to face value over the term of each receivable. The discount was € 12,000 as of 30 September 2004 and € 12,000 as of 30 September 2003.

(6) Other current assets

Other current assets are comprised as follows:

€ '000	30.09.2004	30.09.2003
Accounts receivable from R&D subsidies	538	495
Derivative financial instruments	141	436
Accounts receivable from tax authorities	40	-
Accounts receivable from the sale of discontinued operations	-	1,811
Other accounts receivable	489	1,730
Other current assets	1,208	4,472

(7) Inventories

The inventories (net) comprise:

€ '000	30.09.2004	30.09.2003
Raw materials and supplies	15,435	17,106
Work in progress	7,623	7,325
Finished goods	19,178	21,337
Advances made	77	34
Total inventories, gross	42,313	45,802
Provisions for bad debts	8,187	7,191
Total inventories, net	34,126	38,611

(8) Property, plant and equipment

Property, plant, and equipment comprise:

€ '000	30.09.2004	30.09.2003
Land, buildings and leasehold improvements	26,117	27,223
Plant and machinery	8,185	8,269
Other fixtures and fittings, tools and equipment	12,427	11,665
Advances made and tangible assets in course of construction	330	512
	47,059	47,669
Minus: accumulated depreciation	22,989	21,669
Property, plant and equipment, net	24,070	26,000

Depreciation amounted to € 3.756 million and € 4.317 million respectively for the financial years 2003/2004 and 2002/2003.

The posted property, plant, and equipment include leased assets with a net book value of approximately € 13.265 million. These assets have a gross balance of € 20.899 million, accumulated depreciation at 30 September 2003 is € 7.634 million. Depreciation on leased assets is included in the depreciation expense.

(9) Other intangible assets

The item "Other intangible assets" comprises exclusively the following assets subject to amortisation:

€ '000	30.09.2004			30.09.2003		
	Costs of purchase/ conversion	Cumulative depreciation	Book value	Costs of purchase/ conversion	Cumulative depreciation	Book value
Customer base	2,270	1,021	1,249	2,270	567	1,703
Patents	2,105	947	1,158	2,105	526	1,579
Technology	1,586	714	872	1,586	397	1,189
Trademarks / Tradenames	485	218	267	485	121	364
Licenses	685	203	482	-	-	-
Software	1,890	575	1,315	444	200	244
Other	51	11	40	-	-	-
Intangible assets	9,072	3,689	5,383	6,890	1,811	5,079
Less discontinued operations	-	-	-	98	98	-
Intangible assets	9,072	3,689	5,383	6,792	1,713	5,079

Depreciation and amortisation amounted to € 1.649 million and € 1.458 million respectively for the financial years 2003/2004 and 2002/2003.

Estimated depreciation on other intangible assets for the next five years is as follows:



Year (€ '000)	
2004/2005	1,719
2005/2006	1,718
2006/2007	1,315
2007/2008	324
2008/2009	124

Besides the goodwill shown in the consolidated financial statements, Carl Zeiss Meditec has no intangible assets that are not subject to scheduled depreciation.

(10) Financial assets

The following table shows the change in financial assets from 1 October 2003 to 30 September 2004:

€ '000	Financial year 2003/2004
Value as of 01.10.	2,818
Addition	1,645
Disposal	(1,500)
Other	(92)
Value as of 30.09.	2,871

The balance sheet item "Loans" was increased by the granting of a loan of € 1.625 million (US$ 2.0 million) to alliance partner Notal Vision, Inc. Carl Zeiss Meditec is cooperating with Notal Vision in the field of early diagnosis of age-related macular degeneration (AMD). The loan bears 4% interest p.a. and is due to be repaid by December 2006.

In the event of failure to repay the amount owed, Carl Zeiss Meditec has retained the right to demand 30% of the sales proceeds accrued by Notal Vision, Inc. on the basis of a purchase contract between the two companies. In addition, at the Company's discretion the outstanding loan amount may be converted at any time into preferred shares in Notal Vision, Inc. or the term for repayment extended.

In connection with a suit for damages against I-Spire s.p.r.l., Brussels/Belgium and its sole proprietor, an out-of-court settlement was reached in the second quarter of the financial year 2003/2004. This settlement provides for the payment of the total amount shown in the balance sheet item "Loans" by I-Spire s.p.r.l. in accordance with a payment plan. The first instalment of € 1.5 million was paid at the end of April 2004.

(11) Provisions

The provisions comprise the following:

€ '000	30.09.2004	30.09.2003
Provisions for personnel expenses	9,945	9,446
Providions for outstanding invoices and services	6,655	4,985
Warranty provisions	4,642	3,856
Provisions for taxation	713	807
Provisions for licenses	363	666
Provisions for commissions	327	291
Other	786	476
Total provisions	23,431	20,527

As of 30 September 2004 and 2003 provisions for personnel expenses comprised provisions for pension as well as provisions in connection with the "401 (k) Plan" to the amount of € 1.511 million and € 0.839 million respectively.

Provisions for warranty payments

The following table shows the change in warranty provisions from 1 October 2003 to 30 September 2004:

€ '000	Financial year 2003/2004	Financial year 2002/2003
Value as of 01.10.	3,856	3,537
Addition	3,818	3,190
Reversal	(149)	(141)
Utilisation	(2,770)	(2,526)
Currency effects	(113)	(204)
Value as of 30.09	4,642	3,856

(12) Other current liabilities

Other current liabilities are comprised as follows:

€ '000	30.09.2004	30.09.2003
Liabilities from taxation	677	232
Liabilities from social security	435	388
Liabilities from value-added tax claims	413	-
Other liabilities	422	520
Other current liabilities	1,947	1,140

(13) Pension obligations

The rollforward of the projected benefit obligations are shown in the following table:

€ '000	Financial year 2003/2004	Financial year 2002/2003
Pension benefit obligation at the beginning of the financial year	923	550
Service cost	100	94
Interest cost	56	33
Actuarial gain/loss	412	206
Asset transfer	(4)	40
Benefits paid	(1)	-
Pension benefit obligation at the end of the financial year	1,486	923

The funded status – the difference between the projected benefit obligation and the fair value of plan assets – is reconciled with the provisions shown on the balance sheet as shown below:

€ '000	30.09.2004	30.09.2003
Funded status	1,486	923
Unrecognised net (gain) or loss	(679)	(279)
Unrecognised prior service cost	-	-
Unfunded accrued benefit cost	807	644
Additional minimum liability	463	-
Provisions for pensions (Accumulated benefit obligation)	1,270	644

The additional minimum liability amounted to € 463,000 at 30 September 2004 and is recognised as a component of *Other comprehensive loss* without affecting net income.

€ '000	Financial year 2003/2004	Financial year 2002/2003
Increase in minimum liability included in Other comprehensive loss	463	-

Pension expenditure is as follows:

€ '000	Financial year 2003/2004	Financial year 2002/2003
Wages and salaries	100	94
Interest expenses for projected benefit obligations	56	33
Amortisation fo actuarial gains/losses	11	1
Pension expenditure	167	128

The Company does not fund its pension obligations.

The following assumptions were used to determine benefit obligations:

in %	Financial year 2003/2004	Financial year 2002/2003
Discount rate	5.5	6.0
Rate of long-term compensation increase	3.0	2.5
Rate of long-term pension increase	1.0	1.0

The annual pension increase was 1.75% in the financial year 2003/2004 and 1.5% in the previous year. The pension calculation considers employee turnover. 65 was taken as the basic pensionable age.

Estimated future pension benefit payments

Pension benefits pertaining to the Group's plan were € 1,000 respectively during 2003/2004 and € 0 respectively during 2002/2003. The total estimated future pension benefits to be paid by the Group's pension plans for the next 10 years approximate € 74,000 and are expected to be paid as follows:

Financial year as of 30.09. (€ '000)	Pension benefit payments
2005	1
2006	2
2007	3
2008	5
2009	6
2010-2014	57

(14) Long-term debt

The long-term debt is comprised as follows:



€ '000	30.09.2004	30.09.2003
Annuity loan, repayable in quarterly instalments of € 123,719 including interest, term 18 years, interest rate of 6.24% fixed for 10 years	4,842	5,028
Total long-term debt	4,842	5,028
Less current portion of long-term debt	198	187
Long-term debt, net of current portion	4,644	4,841

As of 30 September 2004 the Company's long-term liabilities have the following contractual maturities:

Financial year as of 30.09. (€ '000)	Liabilities
2005	198
2006	211
2007	225
2008	239
2009	254
Thereafter	3,715
Total long-term liabilities	4,842

Borrowings have been secured to the full amount by mortgages.

(15) Public subsidies

The Company received subsidies from various public bodies within the framework of state economic development programmes. These subsidies related to the construction of manufacturing facilities, research and development activities, advanced training programmes and interest subsidies. The grants disclosed in the consolidated financial statements in hand for the years ending 30 September 2004 and 2003 are as follows:

€ '000	Financial year 2003/2004	Financial year 2002/2003
Research and development subsidies	977	1,790
Other subsidies	224	302
Total	1,201	2,092
Investment grants set off from acquisition costs for property, plant and equipment	224	158

(16) Financial instruments and risk provisioning

The market value of a financial instrument is estimated as the amount that could be obtained under current market conditions between an independent buyer and seller.

The Company is of the opinion that the credit risk for these types of transaction is negligible.

The market values were calculated on the basis of market conditions on the balance sheet date – interest rates, currency rates, commodity prices – by the evaluation methods described below. The market values of derivative instruments are calculated independently of and do not consider movements in the fair value of underlying transactions that are economically hedged by these instruments.

Financial assets and liabilities whose book values approximate market value include cash and cash equivalents, short-term financial assets, trade accounts receivable and payable and other short-term liabilities.

The market value of debt or similar long-term liabilities is the present value of cash flows anticipated in the future. The discount rate is based on applicable interest rates (for comparable loans to borrowers with similar credit standing) as of the balance sheet date.

The market value of forward currency contracts is calculated on the basis of the average spot exchange rate as of the balance sheet date, adjusted for forward premiums and discounts for the respective residual term of the contract, as compared to the contracted forward exchange rate.

In the case of currency options, acknowledged models were used to determine the option price. In addition to the residual term, the market value of an option is also influenced by other factors, e.g. the current level and volatility of the underlying base lending or exchange rate.

As of 30 September 2004 the Company had currency forward contracts with a total nominal value of € 2.294 million (previous year: € 1.150 million).

The following table shows the book values and estimated market values of the financing instruments as of 30 September 2004 and 30 September 2003.

€ '000	30.09.2004		30.09.2003	
	Book value	Market value	Book value	Market value
Originated financial instruments				
Assets				
Trade accounts receivable	26,243	26,243	30,344	30,344
Accounts receivable affiliated companies	35,915	35,915	20,451	20,451
Loans	2,871	2,871	2,818	2,818
Cash and cash equivalents	49,748	49,748	45,015	45,015
Liabilities				
Trade accounts payable	10,592	10,592	10,636	10,636
Accounts payable affiliated companies	5,072	5,072	5,919	5,919
Loans	4,842	5,187	5,028	5,028
Leasing commitments	23,431	24,734	25,105	26,107
Derivative financial instruments				
Assets				
Currency hedging contracts	141	141	436	436
Liabilities				
Currency hedging contracts	-	-	-	-

(17) Contingent liabilities and other financial obligations

Leases and rental agreements

The Company leases office space, land and equipment under leasing and rental agreements which may not be cancelled during the basic term. Lease and rental expenses for the financial years 2003/2004 and 2002/2003 amounted to € 1.923 million and € 2.355 million respectively.

The future minimum rental and leasing payments on the basis of non-cancellable lease and rental agreements are:

Financial year (€ '000)	Leasing and rental agreements
2004/2005	1,427
2005/2006	1,258
2006/2007	662
2007/2008	35
2008/2009	28
Total minimum payments	3,410

Sale-and-lease-back

On 28 September 1999 the Company sold land, building and leasehold improvements in Dublin for approx. € 34.081 million and simultaneously entered into a long-term leasing agreement for this same property. This sale-and-lease-back arrangement is a financial lease in accordance with SFAS No. 98 *"Accounting for Leases"* whereby the land, buildings and leasehold improvements continue to be carried and depreciated on the lessee's books. The leasing agreement has a term of 20 years.

The following table shows the minimum lease payments to be made each year for the land, building and leasehold improvements. In the financial years 2003/2004 and 2002/2003 € 2.118 million (US$ 2.613 million) and € 2.418 million (US$ 2.613 million) were paid respectively.

€ '000	Leasing payments
Leasing liabilities	
2004/2005	2,393
2005/2006	2,393
2006/2007	2,393
2007/2008	2,393
2008/2009	2,393
From 2009/2010	28,802
Total leasing liabilities	40,767
Minus interest	(17,336)
Net leasing liabilities	23,431
Less current portion	(656)
Long-term net leasing liabilities	22,775

Guarantees

There are guarantees towards third parties amounting to € 223,000.

Generally, these guarantees represent standby letters of credit to banks related to services provided to customers and from suppliers.

No provision in compliance with FIN 45 was formed for these guarantees, since a payment obligation is not likely to occur.

Purchase commitments

Carl Zeiss Meditec has purchase commitments towards suppliers amounting to € 30.461 million. These are distributed over several years.

Litigation

The Group has reached an out-of-court settlement in the action for damages against I-Spire s.p.r.l., Brussels/Belgium and its sole proprietor in the financial year 2003/2004. I-Spire s.p.r.l. had acquired some of the assets and liabilities of the former Asclepion-Meditec marketing partner Icon Laser Eye Centers, Inc., of Toronto, Canada within the scope of an asset deal. The action, which was initiated by Carl Zeiss Meditec, involved claims for damages for breach of contract, outstanding debts and the repayment of loans. The lawsuit related to the overall balance sheet item "Other loans" totalling € 2.818 million, although the sum involved was in excess of this amount. The appropriate adjustments had already been made on "Other loans" in the financial year 2001/2002. This settlement provides for the payment of the total amount shown in the balance sheet item "Loans" by I-Spire s.p.r.l. in accordance with a payment plan. The first instalment of € 1.500 million was paid at the end of April 2004 and a further payment of € 0.250 million was made subsequent to the balance sheet date in October 2004. Inasmuch, any possible risks may be considered as having been eliminated to the greatest-possible degree.

Current litigation risks arise from the lawsuit and claim for lost earnings filed by a distributor of the former Asclepion for dermatological lasers, and the pending cost reimbursement lawsuit and claim filed by the insolvency administrator of the former Asclepion distribution partner U.S. Medical, Inc., also in the field of dermatological lasers. The Company has taken adequate precautionary measures for both law suits.

(18) Stock option plan

With the resolution adopted by Asclepion's extraordinary general meeting on 10 March 2000 the Management Board was authorised, subject to the approval of the Supervisory Board, to issue 400,000 option rights. The following conditions were applicable to the issue and exercising of the rights:

- The Management Board and the employees of the Company are eligible to subscribe.
- The recipients must be employed by a member company of the Carl Zeiss Meditec Group at the time the rights are issued.

Of the 400,000 options authorised approximately 300,000 were issued to existing employees (those employed on 5 June 2000). The remaining 100,000 options were issued to persons who entered into the employment of the Carl Zeiss Meditec Group through to 1 October 2003. The purchase price for the existing employees is the issue price of € 29 of Asclepion-Meditec AG; in the case of options issued thereafter the purchase price will be the average of the Xetra closing prices on the five stock exchange trading days before and after the options are granted minus a discount of 30%. The initial options granted were exercisable in three tranches: up to one third of the options received may be exercised following the publication of the half-year report 2001/2002, up to two thirds following the publication of the half-year report 2002/2003, and all the options after the publication of the half-year report 2004/2005. Analogous regulations are applicable to the new employees. However, options may only be exercised if the reference price for Carl Zeiss Meditec shares for the first tranche has increased by at least 30% over the issue price (for new employees: the granting price). A 45% increase is required for the second tranche and a 60% increase for the third tranche. The reference price is the average of the Xetra closing prices on the five stock exchange trading days before and after the publication of the respective half-year report.

The following shows the Company's stock options as of 30 September 2004 and 2003.

	Financial year 2003/2004		Financial year 2002/2003	
	Number of options	Average exercise price in €	Number of options	Average exercise price in €
Outstanding options at the beginning of the financial year	108,700	28.33	241,360	26.91
Granted (Total)	-	-	-	-
Existing employees	-	-	-	-
New employees	-	-	-	-
Terminated (Total)	(3,200)	29.00	(132,660)	
Existing employees	(3,200)	29.00	(105,160)	29.00
New employees	-	-	(27,500)	13.31
Exercised	-	-	-	-
Outstanding options at the end of the financial year	105,500	28.31	108,700	28.33

The status of the stock options as of 30 September 2004 is as follows:



Issued	[illegible]
Average fair value of the options granted in the course of the year (per option) in €	-
Exercisable	[illegible]
Number of options	-
Average exercise price in €	-

The Company has not posted any remuneration expenses pursuant to APB No. 25 since during all periods presented, the intrinsic value of the awards was zero. This was due to the fact that the exercise hurdle on none of the options was exceeded.

The average fair value of the options granted during the year (per option) is divided among the employees as follows: (Figures for existing employees, new employees I and II relate to the options issued in the financial year 2000. New employees III–VI relate to the quarters of the financial year 2001):

in €	Fair value per option in €
Existing employees	16.26
New employees I	25.00
New employees II	21.35
New employees III	16.26
New employees IV	9.79

The entire fair value of options granted in the financial year was € 54,000, using a Black/Scholes option price model with the following assumptions:

Expected volatility for stock options issued in FY 2000	69.70%
Expected volatility for stock options issued in FY 2001	99.30%
Expected dividend return	0%
Risk-free interest rate for stock options issued in FY 2000	4.83%
Risk-free interest rate for stock options issued in FY 2001	3.90%
Expected term	4 years

The fair value of the options granted in the financial year ending on 30 September 2004 was calculated on the assumption that approx. 30% of the granted options would lapse before the necessary vesting conditions would be achieved.

The risk-free interest rate was set in accordance with the current yield for German treasury bonds (*Bundesanleihen*) with a term of 3-5 years.

The volatility assumption was based upon a study of a peer group. This peer group comprises various companies on the US market. The companies concerned belong to the same industry as Carl Zeiss Meditec. The volatilities of the peer group in the past 4 years, which corresponds to the expected term of the options, and the volatility of the Company's own shares, have been included in the above volatility calculation at a weighting of 50 % each. The Company believes that the result approximates the expected future volatility over the assumed lives of the options.

(19) Employee participation program

In the financial year 2003/2004 it was resolved to issue 25 free shares to each employee of Carl Zeiss Meditec AG and its wholly-owned subsidiaries with the exception of the Management Board of Carl Zeiss Meditec AG, the President of Carl Zeiss Meditec Inc., Dublin, USA, as well as the managing directors of the wholly-owned subsidiaries. The Company's purchased own shares shall be used to service the compensatory stock plan (see note 20).

This resulted in personnel expenses valued at € 323,000 in the financial year 2003/2004.

(20) Equity

Treasury stock

With resolution of the annual meeting of shareholders on 12 March 2003, Carl Zeiss Meditec was authorised to acquire own shares up to a value corresponding to 10% of the share capital of € 25.833 million until 11 September 2004.

As of 30 September 2003 a total of 14,252 shares had been purchased at an average price of € 7.58 per share and reported as "Treasury stock" under shareholders' equity.

With resolution of the annual meeting of shareholders on 19 March 2004, Carl Zeiss Meditec was authorised to acquire own shares up to a value corresponding to 10% of the share capital of € 28.417 million until 18 September 2005.

Based on this new resolution, in the financial year 2003/2004 an additional 6,923 shares have been purchased at an average price of € 10.19 per share and reported as described above.

Cash capital increase in the financial year 2002/2003

On 18 September 2003 Carl Zeiss Meditec effected a capital increase. A total of 2,583,329 new no-par value bearer shares were tendered by public offering in Germany and international private placement at a subscription price of € 9.70 per share. After issue expenses of € 430,000 had been subtracted from the gross proceeds of € 25.058 million, the net cash inflow to Carl Zeiss Meditec from the capital increase amounted to € 24.628 million.

The cash capital increase was recorded in the commercial register at the domicile of Carl Zeiss Meditec on 25 September 2003.

The share capital of Carl Zeiss Meditec had thus increased by € 2.584 million from € 25.833 million to € 28.417 million. The capital reserve increased accordingly by € 22.044 million to € 89.433 million.

By resolution of the listing committee of the Frankfurt securities exchange dated 25 September 2003, the new shares were admitted to the regulated market and to a subsection of the regulated market subject to additional admission criteria (Prime Standard). Such shares were included in stock exchange dealings on the regulated market on 29 September 2003.

Other comprehensive loss not affecting net income

The following table shows the movement of the components of other comprehensive loss:

€ '000	Financial year 2003/2004	Financial year 2002/2003
Difference arising from currency conversion		
Change in unrealised translation gains/(losses)	(2,071)	(5,007)
Increase in minimum liability	(270)	-
Change in other comprehensive loss	(2,341)	(5,007)

Under the German Stock Corporation Act (*Aktiengesetz*), the amount of dividends available for distribution to the shareholders is dependent upon the equity of Carl Zeiss Meditec AG reported in its financial statements in accordance with the German Commercial Code. Dividends may only be declared and paid from possible retained earnings (after transfer to statutory reserves) as posted in the Company's annual German statutory financial statements. Such amounts differ from the total retained earnings as shown in the accompanying financial statements prepared in accordance with US GAAP. As of 30 September 2004, the German statutory financial statements of Carl Zeiss Meditec AG posted accumulated earnings of € 13.073 million.

(21) Shares of outside shareholders

The shares of outside shareholders relate to the investment in Carl Zeiss Meditec Co., Ltd., Japan. The Company purchased 51% of the shares of Carl Zeiss Meditec Co., Ltd., Japan in the financial year 2002/2003 and controls this entity. Carl Zeiss Co., Ltd., Japan, is the remaining minority shareholder and owns both common and preferred shares in Carl Zeiss Meditec Co., Ltd., Japan. Due to Carl Zeiss Co., Ltd.'s ownership of preferred shares, Carl Zeiss Co., Ltd. will receive 66 % of the future dividend payments from Carl Zeiss Meditec Co., Ltd., Japan for at least three financial years following the acquisition date. The preferred shares were conveyed for advance services performed by Carl Zeiss Co., Ltd. in the field of marketing, establishment of a service structure and support for the approval procedures of Carl Zeiss Meditec products.

(22) Taxes on income and earnings

Income (loss) before income taxes is attributable to the following geographic regions:

€ '000	Financial year 2003/2004	Financial year 2002/2003
Germany	3,839	(3,123)
Abroad	21,254	19,837
	25,093	16,714

Taxes on income and earnings are as follows:

€ '000	Financial year 2003/2004	Financial year 2002/2003
Current taxes:		
Germany	630	284
Abroad	7,713	9,401
	8,343	9,685
Deferred taxes:		
Germany	1,674	(1,207)
Abroad	(205)	(1,202)
	1,469	(2,409)
	9,812	7,276

Since 1 January 2001 a uniform tax rate has been applied for taxing the income of joint stock corporations under German corporate tax law (*Körperschaftsteuergesetz*). In accordance with the tax law applicable in the financial year 2003/2004, the Company's income was subject to a corporate tax rate of 25% plus a solidarity surcharge of 5.5% on corporate tax. The total tax rate including solidarity surcharge amounts to 26.4%. The law stipulating a one-time increase in corporation tax to 26.5% for the calendar year 2003 was announced in September 2002. The majority of German companies are subject to two types of income tax, a) trade earnings tax and b) corporation tax. The trade earnings tax of the Company in Jena amounted to 15.97 % for each of the financial years 2003/2004 and 2002/2003. Trade taxes are deductible for the purpose of computing corporate income taxes. Together with trade tax of 15.97% the Company's tax burden in the financial year 2003/2004 totalled 38.13%, in the financial year 2002/2003 39.46%.

The expected income tax benefit (expense), based on income (loss) before income taxes of € 25.093 million and € 16.714 million and statutory rates of 38.13% in the financial year 2003/2004 and 39.46% in the financial year 2002/2003 to actual income tax expense is as follows:

€ '000	Financial year 2003/2004	Financial year 2002/2003
Expected tax expense at statutory rate	9,568	6,595
Increase in deferred tax assets valuation adjustment	-	566
Non-deductible expenses	559	69
Tax-exempt earnings	(799)	(938)
Effect of change in statutory tax rate	196	759
Other	288	225
Taxes on income	9,812	7,276
Thereof from continuing operations	9,812	9,014
Thereof from discontinued operations	-	(1,738)
Effective taxation ratio	39.10%	43.53%

Deferred tax assets and liabilities are made up of the following:

€ '000	30.09.2004	30.09.2003
Loss carryforward	7,513	9,126
Property, plant and equipment	4,634	4,471
Accounts receivable	602	1,077
Provisions	2,408	2,110
Inventories	3,990	4,340
Deferred revenue	62	-
Other current assets	320	220
Other non-current assets	58	70
Loans	1,049	2,097
Accounts payable	275	406
Deferred tax assets	20,911	23,917
Valuation adjustment	1,861	2,588
Deferred tax assets net	19,050	21,329
Property, plant and equipment	279	295
Intangible assets	1,860	1,937
Other assets	24	10
Accounts payable	71	82
Deferred tax liabilities	2,234	2,324
Deferred tax assets (net)	16,816	19,005

Deferred tax assets and liabilities were disclosed in the consolidated balance sheet as of 30 September 2004 and 2003 as follows:

€ '000	30.09.2004	30.09.2003
Deferred tax assets, current	7,419	7,958
Deferred tax assets, non-current	10,068	11,281
Deferred tax liabilities, current	108	8
Deferred tax liabilities, non-current	563	226
	16,816	19,005

Deferred tax liabilities on the retained earnings of foreign subsidiaries to the sum of € 1.133 million and non-deductible expenses for retained earnings of foreign subsidiaries to the sum of € 14.114 million were not carried as a liability because these earnings are to remain permanently invested.

The consolidated financial statements of the Company in the financial year 2003/2004 carried a valuation discount of € 1.861 million for deferred taxes. This valuation allowance reduced the deferred tax asset to a net amount which the Company believes more likely than not that it would realise, based on the Company's estimate of future earnings and the expected timing of temporary difference reversals. As of 30 September 2004 the Company had a tax credit of € 7.513 million from loss carryforwards, of which about € 867,000 can be carried forward to 2020, € 421,000 to 2021 and € 6.225 million treated as unlimited carryforwards. These carryforwards relate to activities in the USA and Germany.

(23) Segment information

According to SFAS 131 *"Disclosures about Segments of an Enterprise and Related Information"*, segment reporting follows the internal organisational and reporting structure of the Group.

Therefore, the segment reporting is based on the geographical regions Germany, USA, Japan and other corresponding with the locations. Each segment offers the same type of products and services.

€ '000	Financial year 2003/2004					
	Germany	USA	Japan	Others	Eliminations	Consolidated
Sales revenues	110,721	136,926	35,302	-	(48,071)	234,878
Cost of goods sold	(73,487)	(80,608)	(19,125)	-	47,343	(125,877)
Selling and marketing expenses	(17,053)	(22,246)	(8,013)	-	189	(47,123)
General and administrative expenses	(6,825)	(3,835)	(1,094)	(64)	119	(11,699)
Research and development expenses	(10,605)	(14,785)	-	-	493	(24,897)
Other expenses	15	204	-	19	14	252
Foreign currency gains/losses	474	-	61	-	257	792
Operating income/loss	3,240	15,656	7,131	(45)	344	26,326
Long-term assets	11,186	18,111	195	-	(2,551)	26,941
Depreciation	2,808	2,631	66	-	(31)	5,474
Interest expenses	465	1,790	57	1	(124)	2,189
Capital expenditure	787	2,021	57	-	(40)	2,825
Goodwill	15,422	704	-	-	-	16,126
Balance sheet total	239,811	80,838	14,672	12	(119,900)	215,433

€ '000 Financial year 2003/2004

	Germany	USA	Japan	Others	Eliminations	Consolidated
Sales	96,686	148,456	31,851	717	(41,996)	235,714
Cost of goods sold	(60,602)	(95,131)	(16,114)	(707)	39,370	(133,184)
Selling and marketing expenses	(15,573)	(22,009)	(5,644)	(609)	272	(43,563)
General and administrative expenses	(5,235)	(3,260)	(2,531)	(116)	30	(11,112)
Research and development expenses	(9,917)	(13,443)	-	(4)	466	(22,898)
Other expenses	253	630	-	795	(1,159)	519
Foreign currency gains/losses	(601)	(43)	113	(1)	(221)	(753)
Operating income/loss	5,011	15,200	7,675	75	(3,238)	24,723
Long-term assets	14,071	18,063	222	-	(3,538)	28,818
Depreciation	2,673	2,927	55	19	(24)	5,650
Interest expenses	507	2,051	47	84	(127)	2,562
Capital expenditure	899	1,744	277	-	(130)	2,790
Goodwill	10,373	743	-	-	-	11,116
Balance sheet total	232,678	84,145	14,346	532	(125,856)	205,845

Sales revenue is allocated according to the geographic region of the subsidiary that generates the revenue. Long-term assets comprise long-term tangible assets and loans, but not goodwill, intangible assets, long-term accounts receivable or deferred tax assets.

Inter-segmental sales and revenue are largely calculated at the same prices as negotiated with outsiders to the Group.

Capital expenditure relates to the purchase of property, plant and equipment.

Geographical information

Revenues from external customers are attributed to geographical regions based on the location of the customer.

€ '000	Financial year 2003/2004	Financial year 2002/2003
Germany	17,734	16,393
Abroad		
Europe, not including Germany	41,860	40,051
Americas	109,806	123,490
Asia, Pacific region*	65,478	55,780
	234,878	235,714

* *including Africa*

Sales by business segment

€ '000	Financial year 2003/2004	Financial year 2002/2003
Diagnostics	169,798	178,826
Laser	44,102	34,527
Service	20,978	22,361
	234,878	235,714

Information on major customers

In the financial years 2003/2004 and 2002/2003 no single customer accounted for more than 10% of total sales.

(24) Transactions subject to reporting requirements during the period

The following is a summary of securities transactions carried out by members of the Management and Supervisory Boards in the financial year 2003/2004 that were subject to reporting requirements pursuant to Art. 15a of the German Securities Trading Act (*WpHG*).

Name	Function	Date	Purchase/sale	Number of shares	Price
Alexander von Witzleben	Deputy Chairman of the Supervisory Board	10.09.2004	Sale	1,000	€ 10.20
Alexander von Witzleben	Deputy Chairman of the Supervisory Board	15.04.2004	Sale	1,000	€ 11.70
Dr Michael Kaschke	Chairman of the Supervisory Board	03.05.2004	Purchase	750	€ 10.60
Dr Michael Kaschke	Chairman of the Supervisory Board	03.05.2004	Purchase	250	€ 10.70

(25) Events after the balance sheet date

Carl Zeiss Meditec, Inc. and the US company Laser Diagnostic Technologies, Inc. (LDT), based in San Diego, Calif., announced that on 20 October 2004 they signed a definitive agreement for the acquisition of LDT by Carl Zeiss Meditec. LDT developed and commercialised a new standard for glaucoma detection with its proprietary ocular nerve fiber measurement instrument. Worldwide sales of approximately US-$ 20 million with a break-even operating result are expected for the current financial year.

The transaction is expected to close at the end of 2004, pending the requisite company and shareholder approvals.

On 1 November 2004 the Company also announced that its Japanese subsidiary, Carl Zeiss Meditec Co., Ltd., domiciled in Tokyo, Japan, was taking over the surgery business of Carl Zeiss Co., Ltd., which is also domiciled in Tokyo, Japan. This area deals with the sale of surgical microscopes for ophthalmology, neurosurgery and for ear, nose and throat surgery, and achieves annual sales of ca. € 25 million.

This is a transaction under common control, as all companies are controlled by Carl Zeiss AG. Goodwill is not created by this transaction. US GAAP requires that the residual amount of € 1.258 million paid in excess of the respective book values of the acquired assets and liabilities be offset against equity.

Specific comments and compulsory disclosures

in conformance with Art. 292a *HGB*

Divergent accounting, valuation and consolidation methods

The consolidated financial statements of Carl Zeiss Meditec were prepared in accordance with Art. 292a *HGB* and considering the exemption for *HGB* consolidated financial statements in compliance with the valid American accounting principles, US GAAP, as of the balance-sheet date.

In conformity with the interpretation of the German Accounting Standards Committee (DRSC) in DRS 1 the consolidated reporting of the parent company complies with Directive 83/349/EEC.

The applied accounting, valuation and consolidation methods in accordance with US GAAP essentially differ in the following respects:

Balance sheet layout

The balance sheet and the income statement for the German annual financial statements was laid out in accordance with Art. 266, 275 *HGB*. SEC/ US GAAP prescribes a different layout: The balance sheet items are ordered in accordance with their realisability – beginning with the most liquid items. Furthermore, short-term components of the long-term assets and liabilities are posted separately. Treasury stock was not shown as an asset, but openly deducted on the liabilities side under Shareholders' equity.

Self-constructed software

According to *HGB* self-constructed software must not be posted on the balance sheet, but the resulting costs are to be disclosed immediately as expenses.

Under US GAAP expenses for software developments may be capitalised in accordance with SFAS No. 86 *"Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed"* and depreciated over the probable useful life. Once feasibility has been proven, the development costs for software (attributable material and labour costs and overheads) for sale to third parties from the time of technical feasibility to market maturity are to be capitalised.

Business combinations

According to German accounting rules, business combinations must be taken into consideration as of their effective date. A choice may be made between the book value method and the fair value (Art. 301 *HGB*). By the book value method capital is carried at an amount equal to the book value of the assets to be included in the consolidated financial statements. Hidden reserves may only be disclosed to the amount of the differential between the book value of participations and the calculated equity capital. By the revaluation method hidden reserves are disclosed independently of the proportional holding.

According to US GAAP the date the merger was recorded in the commercial register is the date on which the acquisition is recorded. The fair value of the assets and liabilities associated with the legal transferee at the time of acquisition must be recorded.

Goodwill

Starting 1 October 2002 the Company has adjusted its financial records to conform to SFAS No. 142, *"Goodwill and Intangible Assets"* which prohibits the recognition of scheduled depreciation on goodwill. According to this regulation the current value of goodwill is periodically assessed and it is written off at a lower value as necessary. *HGB* stipulates that goodwill be amortised over the anticipated useful life.

Uncompleted development projects at acquisitions

In conformity with *HGB*, expenses for uncompleted development projects at acquired subsidiaries are not recognised separately, but as a constituent part of goodwill. According to US GAAP, these costs are identified separately at the date of acquisition and disclosed as expenses.

Leasing

According to US accounting standards there is a fundamental difference between "capital lease" and "operating lease". In the case of a capital lease, the lessee is the economic owner and capitalises the leased property. In the case of an operating lease, the leased property is attributed to the lessor and the lessee makes periodic rental payments to use the property.

There are special regulations for posting sale-and-lease-back agreements. The profit from the sale of the equipment is deferred and amortised to income pro rata over the term of the agreement.

Unrealised profit/loss within the framework of valuation on the effective date

Under *HGB* only unrealised losses are reported in the income statement (imparity principle). US GAAP, on the other hand, also takes into account any unrealised profit, particularly related to the measurement of derivative financial instruments.

Accounts receivable and liabilities denominated in foreign currencies and which are not hedged are valued under German accounting legislation at cost price or the lower exchange rate on the balance sheet date. Under American accounting standards (SFAS No. 52) all foreign currency accounts receivable and liabilities are translated at the exchange rate on the reporting date and unrealised exchange rate gains and losses reflected in the operating results.

The valuation of derivative financial instruments pursuant to *HGB* takes into account the principles of cost price, realisation and imparity.

Under US GAAP financial instruments are stated at their market value. Any resulting unrealised profit or loss is reflected in the results.

Deferred taxes

Pursuant to *HGB*, deferred taxes are calculated for all different timing differences between the recognition of income for tax purposes and for the consolidated income statement (timing concept). No deferred taxes are shown for losses carried forward. However, DRS 10, Deferred taxes in consolidated financial statements, requires that losses carried forward for financial years beginning after 31 December 2002 be disclosed if the tax advantage can be realised with a reasonable degree of certainty.

Pursuant to SFAS No. 109, however, deferred taxes must be calculated for all temporary differences between the tax bases of assets and liabilities and the respective amounts reported in the consolidated balance sheet (temporary concept). Deferred taxes on loss carryforwards are to be recognised. In this respect, the future rate of taxation is also applied if the rate has been enacted.

Valuation allowances are provided against deferred tax assets when realisation of such assets is not more likely than not.

Provisions for pensions

Pursuant to both *HGB* and US GAAP provisions must be made for pension obligations. The value to be recorded under US GAAP is to be based on anticipated discounted future payments. Pursuant to *HGB*, various insurance mathematical methods may be used. According to US GAAP the projected unit credit method must be applied (SFAS No. 87). Pursuant to SFAS No. 87, in the case of schemes financed by means of funds, certain qualified assets must be offset against the total obligation or capitalised.

Employee participation program

In accordance with US GAAP there are two alternatives for the valuation of option awards granted to employees. Under APB No. 25 the intrinsic value of the award, as determined on the measurement date, is recorded as an expense over the vesting period of the option award. Alternatively, SFAS 123 may be applied. Under this method, the fair value of the options is determined with the aid of a valuation method (e.g. Black/Scholes option price model) and expensed over the period through to when the options are vested. The Company applies APB 25 to the consolidated financial statements. The pro forma result, had SFAS 123 been applied, is disclosed in the notes.

According to *HGB* there are no expenses for stock option plans from contingent capital.

Outside interests in shareholders' equity

Pursuant to *HGB*, shares held by outside investors are disclosed according to the entity theory of consolidation as a component part of shareholders' equity and the net result for the year. In accordance with US accounting rules, shares held by outside investors are according to the parent company theory not shown as a component part of shareholders' equity, but as a separate balance sheet item after shareholders' equity and the share of profits apportioned to the minorities disclosed as an expense or, in the case of a deficit, as income in the income statement.

Other mandatory disclosures pursuant to Art. 292a Commercial Code *(HGB)*

Details on executive bodies of the parent company

Management Board

The following persons were appointed to the Management Board of Carl Zeiss Meditec AG in the financial year 2003/2004 and their names recorded in the commercial register:

- **Ulrich Krauss, Dipl.-Kaufmann (MBA), Weimar**
  President and CEO, responsible for Sales, Marketing, Service, HR,
  Refractive Surgery and Business Development,
  as of 1 October 2004 also responsible for Quality and Product Management,
  Research and Development.
  Other mandates:
  Member of the Board of Carl Zeiss Meditec Inc., Dublin, USA
  Member of the Board of Carl Zeiss Meditec, Co. Ltd., Tokyo, Japan

- **Bernd Hirsch, Dipl.-Kaufmann (MBA), Weimar**
  Member of the Management Board, responsible for Finances,
  Investor Relations, IT and Legal Affairs,
  since 1 October 2004 also responsible for Logistics and Production,
  Research and Development.
  Other mandates:
  Managing Director of AM Asset Management GmbH, Jena
  Member of the Board of Carl Zeiss Meditec, Co. Ltd., Tokyo, Japan

- **Dr. Walter-Gerhard Wrobel, Physicist, Jena (until 30 September 2004)**
  Member of the Management Board, responsible for Logistics and Production,
  Research and Development, Quality and Product Management.

The active members of the Management Board received a total remuneration of € 668,000 for the financial year 2003/2004.

Supervisory Board

The Supervisory Board of Carl Zeiss Meditec AG in the financial year 2003/2004 consisted of the following members:

- **Dr. Michael Kaschke, Oberkochen**
  Member of the Management Board of the Carl Zeiss AG, Oberkochen
  Chairman of the Supervisory Board
  Other mandates:
  Chairman of the Board of Carl Zeiss Meditec Inc., Dublin, USA,
  Chairman of the Board of Carl Zeiss Optical, Inc., Chester, USA,
  Chairman of the Board of Carl Zeiss Australia Pty. Ltd., Camperdown, Australia,
  Chairman of the Board of Carl Zeiss Co. Ltd., Tokyo, Japan,
  Chairman of the Board of Carl Zeiss Surgical, Inc., Thornwood, USA,
  Chairman of the Board of Carl Zeiss Pte. Ltd., Singapore,
  Chairman of the Board of Carl Zeiss India Pte. Ltd., Singapore,
  Chairman of the Board of Carl Zeiss Co. Ltd., Seoul, South Korea,
  Chairman of the Board of Carl Zeiss Far East Co., Ltd., Kowloon, Hongkong,
  Chairman of the Board of Carl Zeiss (Pty.) Ltd., Randburg, South Africa,
  Chairman of the Supervisory Board of Carl Zeiss Financial Services GmbH, Oberkochen,
  Member of the Supervisory Board of Carl Zeiss Semiconductor Manufacturing
  Technologies AG, Oberkochen,
  Member of the Supervisory Board of Hensoldt AG, Wetzlar,
  Member of the Supervisory Board of Siltronic AG, Munich,
  Chairman of SPECTARIS, the German Industrial Association for Optical,
  Medical and Mechatronical Technologies, Berlin.

- **Alexander von Witzleben, Weimar**
  Chairman of the Management Board of Jenoptik AG, Jena,
  Deputy Chairman of the Supervisory Board
  Other mandates:
  Chairman of the Supervisory Board of Analytik Jena AG, Jena,
  Chairman of the Supervisory Board of Meissner+Wurst Zander Holding AG, Stuttgart,
  Chairman of the Supervisory Board of PVA Tepla AG, Asslar,
  Chairman of the Supervisory Board of DEWB AG, Jena,
  Member of the Supervisory Board of Krone GmbH, Berlin,
  Member of the Administrative Board of Feintool International Holding AG, Lyss.

- **Dr. Franz-Ferdinand von Falkenhausen, Jena**
  Managing Director of Carl Zeiss Jena GmbH, Jena
  Member of the Supervisory Board. (until 30 September 2004)
  Other mandates:
  Member of the Supervisory Board of Carl Zeiss Semiconductor Manufacturing Technologies AG, Oberkochen,
  Member of the Supervisory Board of FC Carl Zeiss Jena, Jena,
  President of the IHK (Chamber of Commerce) East Thuringia, Gera,
  Chairman of the Board of Trustees of the Fraunhofer Institute (IOF), Jena,
  Member of the Board of Trustees of Innovent Jena e.V., Jena,
  Chairman of the Advisory Board of the Thüringer Aufbaubank, Erfurt,
  Member of the Advisory Board of ZSP Geodätische System GmbH, Jena (Trimble Group),
  Member of the Advisory Board of AJZ Engineering GmbH, Jena,
  Member of the Advisory Board "East" of Dresdner Bank AG,
  Member of the Advisory Board "East" of Deutsche Bank AG,
  Member of the Advisory Board of Ernst-Abbe-Stiftung,
  Member of the State Board of Trustees Saxony-Anhalt/Thuringia of the Founders' Association for German Science,
  Member of the Board of Trustees of the Jena Polytechnic College.

- **Dr. Manfred Fritsch, Kleinpürschütz bei Jena**
  Member of the Supervisory Board
  Other mandates:
  Member of the Supervisory Board of Messe AG, Erfurt,
  Member of the Board of the Kompetenznetz Optische Technologie OptoNet e.V., Jena,
  Chairman of the Advisory Board Verkehrslandebahn Schöngleina GmbH, Schöngleina.

- **Dr. Markus Guthoff, Krefeld**
  Member of the Board of the IKB Deutsche Industriebank AG, Düsseldorf
  Member of the Supervisory Board (since 1 October 2004)
  Other mandates:
  Chairman of the Advisory Board of IKT Private Equity GmbH, Düsseldorf,
  Chairman of the Advisory Board of IKB Data GmbH, Düsseldorf,
  Member of the Supervisory Board of MetaDesign AG, Berlin,
  Member of the Supervisory Board of Argantis GmbH, Cologne,
  Member of the Advisory Board of Poppe & Potthoff, Werther,
  Member of the Board of IKB Capital Corporation, New York, USA.

- **Wilhelm Burmeister, Jena**
  Group Manager Manufacturing Control and Chairman of the Works Council of Carl Zeiss Meditec AG, Jena
  Member of the Supervisory Board on behalf of the employees (since 1 October 2004)
  no other mandates.

- **Jürgen Dömel, Jena**
  Chairman of the Group Works Council at Carl Zeiss AG, Oberkochen
  Chairman of the Works Council at Carl Zeiss Jena GmbH, Jena,
  Member of the Supervisory Board on behalf of the employees (until 30 September 2004)
  Other mandates:
  Member of the Supervisory Board of Carl Zeiss Jena GmbH, Jena
  Member of the Supervisory Board of Carl Zeiss AG, Oberkochen

- **Franz-Jörg Stündel, Jena**
  Service Technician at Carl Zeiss Meditec AG, Jena,
  member of the works council of Carl Zeiss Meditec AG, Jena
  Member of the Supervisory Board on behalf of the employees
  no other mandates.

The active members of the Supervisory Board received a total remuneration of € 130,000 for the financial year 2003/2004. The amount of fixed and variable remuneration of individual members of the Supervisory Board is calculated in compliance with the Company's articles of association.

Advances/loans and contingent liabilities in favour of members of executive bodies

No advances or loans have been granted to members of the executive bodies. The Company has not entered into any contingent liabilities in favour of members of the Management Board/Supervisory Board.

Personnel expenses

Personnel expenses for the financial years 2003/2004 and 2002/2003 were as follows:

€ '000	Financial year 2003/2004	Financial year 2002/2003
Wages and salaries	54,569	55,586
Social security expenses	5,860	5,909
	60,429	61,495

The expenses for employee pensions amounted to € 1.388 million and € 1.395 million in the financial years 2003/2004 and 2002/2003 respectively.

As of the cut-off date 30 September 2004 the number of staff was 796 (previous year: 752) plus 23 trainees (previous year: 24). The annual average of Company employees was 801 (previous year: 798).

Cost of materials

The cost of materials for the financial years 2003/2004 and 2002/2003 comprised the following:

€ '000	Financial year 2003/2004	Financial year 2002/2003
Raw materials and supplies	82,615	90,026
Purchased services	13,524	16,772
	96,139	106,798

Details on shareholdings (fully consolidated companies)

Name and domicile of the company	Currency	Share of voting capital %	Shareholders' equity as of 30.09.2004 translated at the market rate on the balance sheet date	thereof profit/loss for financial year 2003/2004 at average annual rate
Carl Zeiss Meditec, Inc.,	US$ '000	100	39,337	11,619
Dublin, USA	€ '000		31,883	9,555
Asclepion-Meditec, S.R.L.i.L., Milan, Italy *	€ '000	100	12	(46)
AM Asset Management Verwaltungsgesellschaft mbH, Jena, Germany	€ '000	100	(262)	14
Carl Zeiss Meditec Systems GmbH, Pirmasens	€ '000	100	327	(71)
Carl Zeiss Meditec Co., Ltd.	¥ '000	51	1,158,356	532,464
Tokyo, Japan	€ '000		8,456	4,047

**The figures relate to the liquidation balance sheet as of 31 March 2004*

German Corporate Governance Code / Declaration according to Art. 161 (Stock Corporation Act)

The declaration mandated under Art. 161 German Stock Corporation Act (AktG) was made available to the Management and Supervisory Boards and the shareholders.

Jena, 22 November 2004

Carl Zeiss Meditec AG

Ulrich Krauss
President and CEO

Bernd Hirsch
Member of the Management Board

Audit opinion

We have audited the consolidated financial statements, comprising the balance sheet, income statement and the statement of changes in shareholders' equity and cash flows as well as the notes to the financial statements, prepared by Carl Zeiss Meditec AG, for the financial year from 1 October 2003 to 30 September 2004. The preparation and the content of the consolidated financial statements are the responsibility of the Company's Management Board. Our responsibility is to express an opinion whether the consolidated financial statements are in accordance with United States Generally Accepted Accounting Principles (US GAAP).

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and generally accepted standards for the audit of financial statements promulgated by Institut der Wirtschaftsprüfer (IDW, German Institute of Auditors). Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements are examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made made by the management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements provide a suitable understanding of the net assets, financial position and results of operations as well as cash flows of the Group for the financial year in compliance with United States Generally Accepted Accounting Principles.

Our audit, which also extends to the consolidated management report prepared by the Management Board for the financial year from 1 October 2003 to 30 September 2004, did not lead to any reservations. The consolidated management report provides a suitable understanding of the Company's position and suitably presents the risks of future development.

In addition, we confirm that the consolidated financial statements and the consolidated management report for the financial year from 1 October 2003 to 30 September 2004 satisfy the conditions required for Company's exemption from its obligation to prepare consolidated financial statements and the group management report in accordance with German law.

Stuttgart, 24 November 2004

Prof. Dr. Binder, Dr. Dr. Hillebrecht & Partner GmbH
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft

Schupeck
Wirtschaftsprüfer

Barth
Wirtschaftsprüfer

Glossary of medical and technical terms

A	Ablation	Removal of tissue by laser treatment in ▸ refractive surgery; here: removal of tissue of the ▸ cornea
B	Biometry	Measurement of the eye prior to cataract surgery in order to determine the refractive power of the ▸ intraocular lens (IOL)
C	Cataract	Deterioration of vision through opacity of the lens; typical disease among older people; most common cause of blindness world-wide. *back*
	Cornea	Transparent tissue forming the outer part of the eyeball *back*
D	Diabetic retinopathy	Disease that affects the ▸ retina and is caused by vascular changes due to diabetes
E	Excimer laser	Type of laser, today's standard in ▸ refractive surgery for ▸ ablation of corneal tissue
F	Femtosecond (abbr. fs)	Miniscule time unit: 1 fs = 10^{-15} seconds
	Field Analyzer	Device for ▸ field of vision measurements in ▸ glaucoma treatment
	Field of vision measurement (also perimetry)	Measurement to determine the areas at the back of the eye which are still functioning; used in the diagnosis of ▸ glaucoma
	Fundus camera	Special camera making a photograph or digital image of the back of the eye (fundus)
G	Glaucoma	Eye disease which leads to restriction of the field of vision; often caused by increased ocular pressure; in industrialised countries second most common cause of blindness *back*

H	Hyperopia (or farsightedness)	Vision defect in which the focal point of the eye is behind the visual plane (i.e. the ▸ retina), causing close objects to be out of focus
I	Intraocular lens (IOL)	Synthetic lens to replace the natural lens of the eye, used in ▸ cataract surgery
L	Laser Acronym created from *light amplification by stimulated emission of radiation*	Device in which coherent light beams are generated through light amplification by means of induced emission
	LASIK Acronym for *Laser in situ Keratomileusis (latin)*	Method of treatment in ▸ refractive surgery, where a thin flap is cut and folded back; then the ▸ excimer laser reshapes the underlying corneal tissue and afterwards, the flap is folded back over the treated tissue; benefits of this method: more rapid wound healing and less pain
M	Macular degeneration, age-related (AMD)	Retinal disease of the area of maximum visual acuity (macula) which leads to the loss of central vision; most common cause of age-related blindness in industrialised countries *back*
	Myopia (or nearsightedness)	Vision defect in which the focal point of the eye is in front of the visual plane; causing distant objects to be out of focus
O	Optical Coherence Tomography (OCT)	Optical procedure which uses partially coherent light to generate virtual cross-sectional images (tomograms) of the underlying tissue structure using a contact-free technique.
	Optometrist	An eyecare practitioner who has a specialised education for prescribing corrective lenses and often limited authority to diagnose and treat eye disease; this profession is more common to Anglo-Saxon countries

P

Patient-specific treatment of vision defects (or Customized Ablation)	Individual correction of ▸ refractive defects of the eye in ▸ refractive surgery
Perimetry (or field of vision measurement)	▸ Field of vision measurement
Presbyopia (also age-related farsightedness or presbytia)	Inability to focus on close objects, especially when reading, due to decreasing ability to accommodate; the cause is age-related decreased elasticity of the lens of the eye

R

Retina	Light-sensitive membrane lining the inner wall of the back of the eye *back*
Refraction, refractive defect	Optical performance of the eye's overall system; refractive defects lead to impairment of vision ▸ myopia, ▸ hyperopia *back*
Refractive surgery	Improvement of eyesight by surgical correction of ▸ refractive defects, e.g. ▸ ablation with the aid of ▸ excimer lasers

Financial calendar and contact

Date	Financial year 2004/2005
11.02.2005	3-Month Report
11.02.2005	Telephone Conference
12.05.2005	6-Month Report
12.05.2005	Analysts' Conference Frankfurt am Main
13.05.2005	General Meeting
12.08.2005	9-Month Report
12.08.2005	Telephone Conference
15.12.2005	Annual Financial Statements 2004/2005
15.12.2005	Analysts' Conference Frankfurt am Main

■ Key Investor Relation Events

The Annual Report 2003/2004 of Carl Zeiss Meditec AG was published in German and English.

Both versions are available for downloading from the following address:

www.meditec.zeiss.com/ir



Carl Zeiss Meditec AG

Jens Brajer
Director Investor Relations

Tel.: +49 (0) 36 41 / 2 20-1 15
Fax: +49 (0) 36 41 / 2 20-1 17
investors@meditec.zeiss.com

Editor:
Jens Brajer

Concept and design:
PROFIL PR und Werbeagentur GmbH,
Erfurt, Germany
www.profilpr.de

Built on an unparalleled 150-year heritage of optical innovation, Carl Zeiss Meditec AG is one of the world's leading complete ophthalmic system providers. Our activities focus on maintaining and improving people's eyesight. Our systems facilitate diagnosis and treatment of refraction, cataract, glaucoma and retinal disorders.

Printed in Germany 01/2005
Printed on environment-friendly paper bleached in a chlorine-free process.

Carl Zeiss Meditec AG
Goeschwitzer Str. 51-52
07745 Jena, Germany

Tel.: +49 (0) 36 41 / 2 20-0
Fax: +49 (0) 36 41 / 2 20-112
www.meditec.zeiss.com

Carl Zeiss Meditec acquires majority holding in IOLTECH *(ad hoc)*

Expanded position in market for ophthalmic surgery - Combination of systems and implants opens up further growth potential

Jena, Germany / La Rochelle, France, 17 December 2004) The medical solutions provider, listed in the Prime Standard at the Deutsche Börse, will take over about 63 percent of the shares in the ophthalmic surgery specialist IOLTECH. This company, listed on the *Second Marché* at the Paris Stock Exchange, specialises in the production and distribution of intra-ocular lenses (IOL). IOLTECH sales for the last financial year amounted to € 44.7 million. The price offered to the majority shareholder values 100 percent of IOLTECH's shares at € 110 million, which represents € 91.80 per IOLTECH share and corresponds to a premium of 15.6 percent on the IOLTECH average weighted share price of the last three months. Carl Zeiss Meditec will pay for 80 percent of the bloc shares in cash and for 20 percent by issuing new Carl Zeiss Meditec AG shares.

These terms are the subject of an agreement signed by the majority shareholder of IOLTECH and Carl Zeiss Meditec AG on in the night between 16 and 17 December 2004. The transaction is still among other things subject to the approval of the German anti-trust authority. Subsequent to getting all these approvals the bloc acquisition should be finalised by mid of February 2005.

After acquiring the majority of the shares, Carl Zeiss Meditec AG is aiming at a complete takeover of IOLTECH. Accordingly, in a second step Carl Zeiss Meditec will submit a take-over bid at the same amount of € 91.80 per share in cash to the remaining shareholders of IOLTECH.

Contact Carl Zeiss Meditec AG:
Carl Zeiss Meditec AG, Jens Brajer/Director Investor Relations, Goeschwitzer Str. 51-52, 07745 Jena, Phone: +49 (0)3641-220-105, Fax: +49 (0)3641-220-117, E-mail: investors@meditec.zeiss.com

Contact IOLTECH SA
Annabelle Bretaudeau, Phone: +33-546 44 85 50


ZEISS
CARL ZEISS MEDITEC



Carl Zeiss Meditec acquires majority holding in IOLTECH

Expanded position in market for ophthalmic surgery - Combination of systems and implants opens up further growth potential

(Jena, Germany / La Rochelle, France, 17 December 2004) The medical solutions provider, listed in the Prime Standard at the Deutsche Börse, will take over about 63 percent of the shares in the ophthalmic surgery specialist IOLTECH. This company, listed on the *Second Marché* at the Paris Stock Exchange, specialises in the production and distribution of intra-ocular lenses (IOL). IOLTECH sales for the last financial year amounted to € 44.7 million. The price offered to the majority shareholder values 100 percent of IOLTECH's shares at € 110 million, which represents € 91.80 per IOLTECH share and corresponds to a premium of 15.6 percent on the IOLTECH average weighted share price of the last three months. Carl Zeiss Meditec will pay for 80 percent of the bloc shares in cash and for 20 percent by issuing new Carl Zeiss Meditec AG shares.

These terms are the subject of an agreement signed by the majority shareholder of IOLTECH and Carl Zeiss Meditec AG in the night between 16 and 17 December 2004. The transaction is still among other things subject of the approval of the German anti-trust authority. Subsequent to getting all these approvals the bloc acquisition is expected to be finalised by February 2005.

After acquiring the majority of the shares, Carl Zeiss Meditec AG is aiming at a complete takeover of IOLTECH. Accordingly, in a second step Carl Zeiss Meditec will submit a take-over bid at the same amount of € 91.80 per share in cash to the remaining shareholders of IOLTECH.

Expanded position in the attractive ophthalmo-surgery market.

This acquisition will put Carl Zeiss Meditec in a position to combine its globally recognised competence in the field of diagnostics and post-treatment of eye diseases with the implants (IOL) used in the surgical treatment of cataracts. Doctors and patients alike will profit in the long term from the development of innovative products and solutions. Cataract is the

ZEISS CARL ZEISS MEDITEC



most widespread vision defect worldwide and its treatment represents the most common surgery performed on human.

In the field of intraocular lenses and related products IOLTECH has a comprehensive and competitive product portfolio and holds a strong market position in Europe.

Acquisition offers significant economic and strategic advantages

The merger of Carl Zeiss Meditec and IOLTECH will enable considerable advantages to be exploited by both parties:

- Due to the expansion of the product portfolio, all clinical areas from diagnosis to treatment and follow-up treatment are now covered.
- The combination of the existing pools of expertise of the two companies will enable potential to be exploited for the development of innovative products.
- Both companies have an efficient sales organisation which will profit from integration in future. In this way the presence of the products, particularly in Europe, can be selectively expanded.

"This step is one of the most important milestones in our company's history to date," says Ulrich Krauss, President and CEO of Carl Zeiss Meditec AG. "In IOLTECH we have found a partner who, like ourselves, stands for innovative strength and sustainable earning power. The expertises of the two companies in the field of diagnosis and treatment of cataracts are a perfect complement for another."

"We are looking forward to this cooperation and are convinced that the transaction will open up very positive perspectives for the company's continued growth and for our employees," said Philippe Tourrette, majority shareholder and Chief Executive of IOLTECH.

Additional information on the transaction

The new shares necessary for payment of the acquisition price to the IOLTECH majority shareholder will be issued in compliance with the existing authorisation approved by the Carl Zeiss Meditec General Meeting

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in March 2004 and within the scope of about 4.5 percent capital increase (approx. 1.3 million shares) with the exclusion of shareholders' subscription rights.

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CARL ZEISS MEDITEC



About Carl Zeiss Meditec

Built on an unparalleled 150-year heritage of optical innovation, Carl Zeiss Meditec (International Securities Identification Number DE000531370) is one of the world's leading eye care solutions providers.

Its product line includes systems for the diagnosis and treatment of the four main diseases of the eye: refraction, cataract, glaucoma and retinal disorders. The company has incorporated its technologically-superior optics into a stream of product innovations throughout the years, from slit lamps and fundus cameras; to the Humphrey® Field Analyzer, recognized as the global standard for glaucoma detection and management; to its newest applications of lasers as embodied in its leading-edge MEL-80™ refractive laser and innovative STRATUSOCT™ for glaucoma diagnosis.

Carl Zeiss Meditec AG is based in Jena, Germany, with key subsidiaries in the U.S. (Carl Zeiss Meditec, Inc.) and Japan (Carl Zeiss Meditec Ltd.). The rapidly aging global population and other trends are expected to grow the ophthalmic market in the long term. The company is focused on applying innovative optical technologies to protect and enhance vision now and into the future.

28 percent of the Carl Zeiss Meditec shares are in scattered holdings. The remaining 72 percent are held by Carl Zeiss, one of the leading international optic and opto-electronic industry groups of companies in the world.

Contact:

Investor Relations
Jens Brajer/Director Investor Relations
Goeschwitzer Str. 51-52
07745 Jena, Germany

Phone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 - 1 17

E-mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.com/ir

Press Release


ZEISS
CARL ZEISS MEDITEC



About IOLTECH SA

Created in 1990, the laboratory IOLTECH SA became year after year a key player in ophthalmology thanks to its innovations and its diversification.

IOLTECH designs, manufactures and distributes a very large range of intraocular lenses, products, materials and instruments for eye surgery but also ophthalmic pharmaceuticals.

IOLTECH has a unique positioning in ophthalmology as it is present in surgery and pharmacy areas. The group has a comprehensive offer for all main eye disorders : cataract, refractive, glaucoma, retina, orbit, dry eye.

IOLTECH is a group of 320 people, based in La Rochelle (France) with subsidiaries in United States, Germany, Italy, Belgium, Scotland, Mauritius that realizes a consolidated turnover of 44.75 M€ for the last fiscal year.

IOLTECH intervenes on a growth market as its main activity is cataract surgery (more than 70% of sales), a pathology which concerns the seniors, a fast growing population.

IOLTECH is listed on the Second Marché at the Paris Stock Exchange (ISIN code FR 0000066938-IOLT), floating and nominative shares represent 37.20%, the other remaining 62.80% are held by Philippe Tourrette, President and founder of the company and its family.

Contact:

Annabelle Bretaudeau

Phone: +33 - 546 44 85 50

Press Release

RECEIVED
2005 JAN 28 P 3: [illegible]
OFFICE OF [illegible]
CORPORATE FIN[illegible]


ZEISS
CARL ZEISS MEDITEC

Carl Zeiss Meditec doubles net income

Sales defy exchange rate effects caused by weak dollar – publication of annual financial statements 2003/2004

Jena, 15 December 2004 – In the financial year 2003/2004 Carl Zeiss Meditec AG (ISIN: DE000531370) almost doubled its net income for the year to € 12.6 million from € 6.6 million in the previous year. This was disclosed in the annual financial statements for the year ending 30 September 2004, published today by the Prime Standard-listed medical technology company.

Earnings before interest and tax increased to € 26.3 million (prev. year: € 24.7 million) and the EBIT margin rose to 11.2% (prev. year: 10.5%). Sales remained almost constant at € 234.9 million (€ 235.7 million).Thus, the company managed to compensate for the slump in the dollar price of about 11% by organic growth. "This is a very good result, considering that we realize about three-quarters of our sales in the USA and Asia," said Ulrich Krauss, President and CEO.

Operative cash flow reached € 31.6 million and was thus 12.6% above the previous year's level of € 28.1 million. Net cash and cash equivalents increased by 35.1% to € 77.1 million (prev. year: € 57.1 million). Ulrich Krauss: "On this basis we will be able to continue our organic growth also by acquisitions. This could boost our efforts to expand our market position and become a solution provider for the ophthalmic sector." Today Carl Zeiss Meditec already offers a broad product portfolio of innovative systems and devices for the ophthalmic market. These range from early detection and diagnosis to the treatment of eye diseases. The most important of these diseases are cataracts, vision defects, glaucoma and retinal disorders.

The largest share of overall sales were generated by the Diagnostic business unit at € 169.8 million (72%). Carl Zeiss Meditec achieved sales of € 44.1 million with therapeutic systems (lasers), equal to almost 20% of its total turnover. The remaining € 21 million are attributable to service

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CARL ZEISS MEDITEC

business. Carl Zeiss Meditec recorded the strongest growth in laser business with an increase of approx. 28%.

A breakdown by region illustrates the dominance of the American continent with € 109.8 million, or 46.8% of total sales. € 65.5 million or 27.9% were attributable to the Asian/Pacific region, where the strongest rate of growth (+17.4%) was recorded. Sales in Europe excluding Germany amounted to € 41.9 million, corresponding to a share of 17.8%. In Germany, Carl Zeiss Meditec generated 7.6% of its sales (€ 17.7 million). Compared to the previous year this represents an increase of 8.2%. The first signs of an easing off in the reluctance to invest in replacements are recognisable here.

As of 30 September 2004 the Carl Zeiss Meditec Group employed a workforce of 796 (previous year: 752).

President and CEO Ulrich Krauss announced that besides the growth in terms of sales, the company would also increase its profitability. The target is a doubling of last year's sales (€ 235.7 million) by the financial year 2007/2008. By then Carl Zeiss Meditec aims to generate an EBIT margin of about 15%. In the current financial year 2004/2005 total sales are to increase by about 20%.

Press Release


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CARL ZEISS MEDITEC

Brief Profile

Built on an unparalleled 150-year heritage of optical innovation, Carl Zeiss Meditec (International Securities Identification Number DE000531370) is one of the world's leading eye care solutions providers.

Its product line includes systems for the diagnosis and treatment of the four main diseases of the eye: refraction, cataract, glaucoma and retinal disorders. The company has incorporated its technologically-superior optics into a stream of product innovations throughout the years, from slit lamps and fundus cameras; to the Humphrey® Field Analyzer, recognized as the global standard for glaucoma detection and management; to its newest applications of lasers as embodied in its leading-edge MEL-80™ refractive laser and innovative STRATUSOCT™ for glaucoma diagnosis.

Carl Zeiss Meditec AG is based in Jena, Germany, with key subsidiaries in the U.S. (Carl Zeiss Meditec, Inc.) and Japan (Carl Zeiss Meditec Ltd.). The rapidly aging global population and other trends are expected to grow the ophthalmic market in the long term. The company is focused on applying innovative optical technologies to protect and enhance vision now and into the future.

28 percent of the Carl Zeiss Meditec shares are in scattered holdings. The remaining 72 percent are held by Carl Zeiss, one of the leading international optic and opto-electronic industry groups of companies in the world.

Contact:

Investor Relations
Jens Brajer/Director Investor Relations
Goeschwitzer Str. 51-52
07745 Jena, Germany

Phone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 - 1 17

E-mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.com/ir

Press Release